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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132029

PROSPECTUS

OMEGA HEALTHCARE INVESTORS, INC.

3,696,422 SHARES

COMMON STOCK

Par Value $.10 Per Share

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

        We hereby offer participation in our Dividend Reinvestment and Common Stock Purchase Plan, or the Plan. The Plan is being administered by Computershare Trust Company, N.A., or the administrator. To enroll in the Plan, a participant must complete and return an Enrollment Authorization Form to the administrator. Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "OHI." On March 13, 2006 the last reported sale price of our common stock on the NYSE was $13.20 per share. Our principal executive offices are located at 9690 Deereco Road, Suite 100, Timonium, Maryland 21093, and our telephone number is (410) 427-1700.

        Some of the significant features of the Plan include:

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  If you are an existing stockholder, you may purchase additional shares of common stock by automatically reinvesting all or any part of the cash dividends paid on your shares of our common stock. There is no minimum or maximum limitation on the amount of dividends you may reinvest in the Plan.

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  If you are an existing stockholder, you may purchase additional shares of common stock by making optional cash purchases of between $50 and $6,250 in any calendar month, for an annual maximum of $75,000. Optional cash purchases of our common stock in excess of this maximum may only be made pursuant to a written request for waiver and with our prior written consent.

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  If you are not an existing stockholder, you may make an initial cash purchase of common stock of at least $250 with a maximum of $6,250. Initial optional cash purchases of our common stock in excess of this maximum may only be made pursuant to a written request for waiver and with our prior written consent.

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  We may sell newly issued shares directly to the administrator or instruct the administrator to purchase shares in the open market or privately negotiated transactions, or elect a combination of these alternatives.

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  You can purchase shares of our common stock without brokerage fees, commissions or charges. We will bear the expenses for open market purchases.

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  The purchase price for newly issued shares of common stock purchased directly from us will be the market price less a discount ranging from 0% to 5%, determined from time to time by us in accordance with the terms of the Plan. This discount applies to either optional cash purchases or reinvested dividends. However, no discount will be available for common stock purchased in the open market or in privately negotiated transactions.

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  Beneficial owners (stockholders whose shares of our common stock are registered in a name other than his or her name; for example, in the name of a broker, bank or nominee) may participate in the Plan by instructing their brokers, banks or nominees to reinvest dividends and make optional cash purchases on their behalf.

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  You may also make automatic monthly investments by authorizing monthly automatic deductions from your designated U.S. bank account. You may make automatic deductions for as little as $50 per month, after the initial investment, but in no case for more than $6,250 per month.

        Participation in the Plan is entirely voluntary, and you may terminate your participation at any time. Once enrolled, your participation in the Plan will continue unless you affirmatively withdraw from the Plan. You may also change your dividend election at any time. Those holders of our common stock who do not wish to participate in the Plan will continue to receive cash dividends in the usual manner.

        Investing in our common stock involves risks that are described in the section entitled "Risk Factors" beginning on page 5 of this prospectus, which include, but are not limited to:

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  uncertainties relating to the business operations of the operators of our assets;

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  the ability of any operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages and impede our ability to collect unpaid rent or interest during the process of a bankruptcy proceeding and retain security deposits for the debtor's obligations;

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  our ability to sell closed assets on favorable terms;

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  our ability to manage, re-lease or sell any owned and operated facilities;

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  the availability and cost of capital;

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  competition in the financing of healthcare facilities;

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  regulatory and other changes in the healthcare sector;

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  the effect of applicable economic and market conditions, including changes in interest rates;

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  changes in tax laws and regulations affecting real estate investment trusts;

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  legal and regulatory proceedings, including the impact of ongoing litigation;

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  the ability to recruit and replace key personnel; and

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  the impact of existing, modified, or new strategic initiatives.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 14, 2006.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	75
Description of Capital Stock	77
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	78
Certain Federal Income Tax Consequences Associated with Participating in the Plan	78
Consequences of an Investment in Our Securities	80
Taxation of Omega	80
Failure To Qualify	87
Other Tax Matters	87
Taxation of Stockholders	88
Backup Withholding	88
Other Tax Consequences	91
Possible Legislative Or Other Actions Affecting Tax Consequences	91
State and Local Taxes	92
PLAN OF DISTRIBUTION	92
USE OF PROCEEDS	93
AVAILABLE INFORMATION	93
LEGAL MATTERS	93
EXPERTS	93
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

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        You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or those documents, as applicable.

SUMMARY

        The following summary may not contain all the information that may be important to you. You should read the entire prospectus and the documents we have filed with the Securities and Exchange Commission before making a decision to invest in our common stock.

        All references to "you" in this prospectus refer to those persons who invest in the securities being offered by this prospectus, and all references to "we," "us" and "our" in this prospectus refer to Omega Healthcare Investors, Inc., a Maryland corporation, and its subsidiaries.

FORWARD-LOOKING INFORMATION

        We make statements about our business in our filings with the Securities and Exchange Commission, or the SEC, that are "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and which are subject to the "safe harbor" created by those sections. Forward-looking statements include, among other things: expressions of the "belief," "anticipation," or "expectations" of management, statements as to industry trends or future results of operations of our company and its subsidiaries, and other statements that are not historical fact. Forward-looking statements are based on various assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Among the risks and uncertainties which can affect our future performance are:

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  competitive pressures;

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  uncertainties relating to the business operations of the operators of our assets, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels;

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  the ability of any operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages and impede our ability to collect unpaid rent or interest during the process of a bankruptcy proceeding and retain security deposits for the debtor's obligations;

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  our ability to sell closed assets on a timely basis and on terms that allow us to realize the carrying value of these assets;

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  our ability to negotiate, if and when necessary, appropriate modifications to the terms of our credit facility;

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  our ability to manage, re-lease or sell any owned and operated facilities;

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  the availability and cost of capital;

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  competition in the financing of healthcare facilities;

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  regulatory and other changes in the healthcare sector;

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  the effect of economic and market conditions generally and in the healthcare industry particularly;

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  changes in interest rates;

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  the amount and yield of any additional investments;

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  changes in tax laws and regulations affecting real estate investment trusts;

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  changes in the ratings of our debt and preferred securities;

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  legal and regulatory proceedings, including the impact of ongoing litigation;

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  extraordinary items;

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  the ability to recruit and replace key personnel; and

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  the impact of existing, modified, or new strategic initiatives.

        These and other risks and uncertainties are described in our annual report to stockholders included in our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date thereof, and are urged to read carefully all of these risk factors and the risks described in the section entitled "Risk Factors" beginning on page 5 below. We undertake no obligation to update any forward-looking statements.

THE COMPANY

        We were incorporated in the State of Maryland on March 31, 1992. We are a self-administered real estate investment trust, or REIT, investing in income-producing healthcare facilities, principally long-term care facilities located in the United States. We provide lease or mortgage financing to qualified operators of skilled nursing facilities and, to a lesser extent, assisted living and acute care facilities. We have historically financed investments through borrowings under our revolving credit facilities, private placements or public offerings of debt or equity securities, the assumption of secured indebtedness, or a combination of these methods.

        As of December 31, 2005, our portfolio of investments consisted of 227 healthcare facilities, located in 27 states and operated by 35 third-party operators. This portfolio is made up of 193 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties and fixed rate mortgages on 32 long-term healthcare facilities. As of December 31, 2005, our gross investments in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1,102 million. In addition, we also held miscellaneous investments of approximately $23 million at December 31, 2005, consisting primarily of secured loans to third-party operators of our facilities.

Summary of Financial Information

        The following tables summarize our revenues and real estate assets by asset category for 2005, 2004 and 2003. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Note 3—Properties" and "Note 4—Mortgage Notes Receivable" to our audited consolidated financial statements included elsewhere herein).

Revenues by Asset Category
(in thousands)

	Year ended December 31,
	2005	2004	2003
Core assets:
Lease rental income	$92,387	$68,338	$57,654
Mortgage interest income	6,527	13,266	14,656

Total core asset revenues	98,914	81,604	72,310
Other asset revenue	2,439	2,319	2,922
Miscellaneous income	4,459	831	1,048

Total revenue before owned and operated assets	105,812	84,754	76,280
Owned and operated assets revenue	—	—	4,395

Total revenue	$105,812	$84,754	$80,675

Real Estate Assets by Asset Category
(in thousands)

	As of December 31,
	2005	2004
Core assets:
Leased assets	$996,127	$808,574
Mortgaged assets	104,522	118,058

Total core assets	1,100,649	926,632
Other assets	23,490	29,699

Total real estate assets before held for sale assets	1,124,139	956,331
Held for sale assets	1,243	—

Total real estate assets	$1,125,382	$956,331

RISK FACTORS

        Before you decide to participate in the Plan and invest in shares of our common stock, you should be aware of the following material risks in making such an investment. You should carefully consider the risks described below before you decide to participate in the Plan and purchase shares of our common stock. In addition, you should consult your own financial and legal advisors before making any investment decisions. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Associated with the Plan

The price of our shares may fluctuate in the interim between your investment decision and the time of the actual purchase.

        You will not know the price of the shares you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.

        The price of our shares may fluctuate between the time you decide to purchase shares under the Plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision.

        If you instruct the administrator to sell shares under the Plan, you will not be able to direct the time or price at which your shares are sold. The price of our shares may decline between the time you decide to sell shares and the time of actual sale.

Risks Related to the Operators of Our Facilities

        Our financial position could be weakened and our ability to fulfill our obligations under our indebtedness could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. These adverse developments could arise due to a number of factors, including those listed below.

Our recent efforts to restructure and stabilize our portfolio may not prove to be successful.

        In large part as a result of the 1997 changes in Medicare reimbursement of services provided by SNFs and reimbursement cuts imposed under state Medicaid programs, a number of operators of our properties have encountered significant financial difficulties during the last several years. In 1999, our investment portfolio consisted of 216 properties and our largest public operators (by investment) were Sun Healthcare Group, Inc. ("Sun"), Integrated Health Services ("IHS"), Advocat, Inc. ("Advocat"), and Mariner Health Care, Inc. ("Mariner"). Some of these operators, including Sun, IHS and Mariner, subsequently filed for bankruptcy protection. Other of our operators were required to undertake significant restructuring efforts. We have restructured our arrangements with many of our operators whereby we have renegotiated lease and mortgage terms, re-leased properties to new operators and have closed and/or disposed of properties. At December 31, 2005, our investment portfolio consisted of 227 properties and our largest public operators (by investment) were Sun (15%) and Advocat (10%). Our largest private company operators (by investment) were CommuniCare Health Services ("CommuniCare") (17%), Haven Eldercare, LLC ("Haven") (11%), Guardian LTC Management, Inc. ("Guardian") (7%), and Essex Healthcare Corporation ("Essex") (7%). We cannot assure you that our recent efforts to restructure and stabilize our property portfolio will be successful.

The bankruptcy, insolvency or financial deterioration of our operators could delay our ability to collect unpaid rents or require us to find new operators for rejected facilities.

        We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, title 11 of the United States Code, 11 U.S.C. §§ 101-1330, as amended and supplemented, (the "Bankruptcy Code"), affords certain protections to a party that has filed for bankruptcy that would probably render certain of these remedies unenforceable, or, at the very least, delay our ability to pursue such remedies. In addition, an operator in bankruptcy may be able to restrict our ability to collect unpaid rent or mortgage payments during the bankruptcy case.

        Furthermore, the receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator licensed to manage the facility. In addition, some significant expenditures associated with real estate investment, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. In order to protect our investments, we may take possession of a property or even become licensed as an operator, which might expose us to successor liability under government programs (or otherwise) or require us to indemnify subsequent operators to whom we might transfer the operating rights and licenses. Third-party payors may also suspend payments to us following foreclosure until we receive the required licenses to operate the facilities. Should such events occur, our income and cash flow from operations would be adversely affected.

A debtor may have the right to assume or reject a lease with us under bankruptcy law and his or her decision could delay or limit our ability to collect rents thereunder.

        If one or more of our lessees files bankruptcy relief, the Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time. However, our lease arrangements with operators that operate more than one of our facilities are generally made pursuant to a single master lease covering all of that operator's facilities leased from us, and consequently, it is possible that in bankruptcy the debtor-lessee may be required to assume or reject the master lease as a whole, rather than making the decision on a facility by facility basis, thereby preventing the debtor-lessee from assuming only the better performing facilities and terminating the leasing arrangement with respect to the poorer performing facilities. The Bankruptcy Code generally requires that a debtor must assume or reject a contract in its entirety. Thus, a debtor cannot choose to keep the beneficial provisions of a contract while rejecting the burdensome ones; the contract must be assumed or rejected as a whole. However, where under applicable law a contract (even though it is contained in a single document) is determined to be divisible or severable into different agreements, or similarly where a collection of documents are determined to constitute separate agreements instead of a single, integrated contract, then in those circumstances a debtor/trustee may be allowed to assume some of the divisible or separate agreements while rejecting the others. Whether a master lease agreement would be determined to be a single contract or a divisible agreement, and hence whether a bankruptcy court would require a master lease agreement to be assumed or rejected as a whole, would depend on a number of factors some of which may include, but may not necessarily be limited to, the following:

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  applicable state law;

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  the parties' intent;

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  whether the master lease agreement and related documents were executed contemporaneously;

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  the nature and purpose of the relevant documents;

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  whether the obligations in various documents are independent;

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  whether the leases are coterminous;

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  whether a single check is paid for all properties;

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  whether rent is apportioned among the leases;

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  whether termination of one lease constitutes termination of all;

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  whether the leases may be separately assigned or sublet;

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  whether separate consideration exists for each lease; and

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  whether there are cross-default provisions.

        The Bankruptcy Code provides that a debtor has the power and the option to assume, assume and assign to a third party, or reject the unexpired lease. In the event that the unexpired lease is assumed on behalf of the debtor-lessee, obligations under the lease generally would be entitled to administrative priority over other unsecured pre-bankruptcy claims. If the debtor chooses to assume the lease (or assume and assign the lease), then the debtor is required to cure all monetary defaults, or provide adequate assurance that it will promptly cure such defaults. However, the debtor-lessee may not have to cure historical non-monetary defaults under the lease to the extent that they have not resulted in an actual pecuniary loss, but the debtor-lessee must cure non-monetary defaults under the lease from the time of assumption going forward. A debtor must generally pay all rent payments coming due under the lease after the bankruptcy filing but before the assumption or rejection of the lease. The Bankruptcy Code provides that the debtor-lessee must make the decision regarding assumption, assignment or rejection within a certain period of time. For cases filed on or after October 17, 2005, the time period to make the decision is 120 days, subject to one extension "for cause." A bankruptcy court may only further extend this period for 90 days unless the lessor consents in writing.

        If a tenant rejects a lease under the Bankrupcty Code, it is deemed to be a pre-petition breach of the lease, and the lessor's claim arising therefrom may be limited to any unpaid rent already due plus an amount equal to the rent reserved under the lease, without acceleration, for the greater of one year, and 15%, not to exceed three years, of the remaining term of such lease, following the earlier of the petition date and repossession or surrender of the leased property. If the debtor rejects the lease, the facility would be returned to us. In that event, if we were unable to re-lease the facility to a new operator on favorable terms or only after a significant delay, we could lose some or all of the associated revenue from that facility for an extended period of time.

With respect to our mortgage loans, the imposition of an automatic stay under bankruptcy law could negatively impact our ability to foreclose or seek other remedies against a mortgagor.

        Generally, with respect to our mortgage loans, the imposition of an automatic stay under the Bankruptcy Code precludes us from exercising foreclosure or other remedies against the debtor without first obtaining stay relief from the bankruptcy court. Pre-petition creditors generally do not have rights to the cash flows from the properties underlying the mortgages unless their security interest in the property includes such cash flows. Mortgagees may, however, receive periodic payments from the debtor/mortgagors. Such payments are referred to as adequate protection payments. The timing of adequate protection payments and whether the mortgagees are entitled to such payments depends on negotiating an acceptable settlement with the mortgagor (subject to approval of the bankruptcy court) or on the order of the bankruptcy court in the event a negotiated settlement cannot be achieved.

        A mortgagee also is treated differently from a landlord in three key respects. First, the mortgage loan is not subject to assumption, assumption and assignment, or rejection. Second, the mortgagee's loan may be divided into a secured claim for the portion of the mortgage debt that does not exceed the value of the property securing the debt and a general unsecured claim for the portion of the mortgage debt that exceeds the value of the property. A secured creditor such as our company is entitled to the recovery of interest and reasonable fees, costs and charges provided for under the agreement under which such claim arose only if, and to the extent that, the value of the collateral exceeds the amount owed. If the value of the collateral exceeds the amount of the debt, interest as well as reasonable fees, costs, and charges may not be paid during the bankruptcy case, but will accrue until confirmation of a plan of reorganization/liquidation or such other time as the court orders unless the debtor voluntarily makes a payment. If the value of the collateral held by a secured creditor is less than the secured debt (including such creditor's secured debt and the secured debt of any creditor with a more senior security interest in the collateral), interest on the loan for the time period between the filing of the case and confirmation may be disallowed. Finally, while a lease generally would either be assumed, assumed and assigned, or rejected with all of its benefits and burdens intact, the terms of a mortgage, including the rate of interest and the timing of principal payments, may be modified under certain circumstances if the debtor is able to effect a "cram down" under the Bankruptcy Code. Before such a "cram down" is allowed, the Bankruptcy Court must conclude that the treatment of the secured creditor's claim is "fair and equitable."

If an operator files bankruptcy, our leases with the debtor could be recharacterized as a financing agreement, which could negatively impact our rights under the lease.

        Another risk regarding our leases is that in an operator's bankruptcy the leases could be re-characterized as a financing agreement. In making such a determination, a bankruptcy court may consider certain factors, which may include, but are not necessarily limited to, the following:

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  whether rent is calculated to provide a return on investment rather than to compensate the lessor for loss, use and possession of the property;

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  whether the property is purchased specifically for the lessee's use or whether the lessee selected, inspected, contracted for, and received the property;

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  whether the transaction is structured solely to obtain tax advantages;

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  whether the lessee is entitled to obtain ownership of the property at the expiration of the lease, and whether any option purchase price is unrelated to the value of the land; and

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  whether the lessee assumed many of the obligations associated with outright ownership of the property, including responsibility for property taxes and insurance.

        If an operator defaults under one of our mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to the property and thereafter making substantial improvements or repairs in order to maximize the facility's investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against our exercise of enforcement or other remedies and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay provisions of the Bankruptcy Code would preclude us from enforcing foreclosure or other remedies against the operator unless relief is first obtained from the court having jurisdiction over the bankruptcy case. High "loan to value" ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

Operators that fail to comply with the requirements of governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

        Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators' costs of doing business and on the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. In particular:

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  Medicare and Medicaid.  A significant portion of our SNF operators' revenue is derived from governmentally-funded reimbursement programs, primarily Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from such programs. Loss of certification or accreditation could cause the revenues of our operators to decline, potentially jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline. State licensing and Medicare and Medicaid laws also require operators of nursing homes and assisted living facilities to comply with extensive standards governing operations. Federal and state agencies administering those laws regularly inspect such facilities and investigate complaints. Our operators and their managers receive notices of potential sanctions and remedies from time to time, and such sanctions have been imposed from time to time on facilities operated by them. If they are unable to cure deficiencies which have been identified or which are identified in the future, such sanctions may be imposed and if imposed may adversely affect our operators' revenues, potentially jeopardizing their ability to meet their obligations to us.

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  Licensing and Certification.  Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss or suspension of licensure would prevent a facility from operating or result in a suspension of reimbursement payments until all licensure issues have been resolved and the necessary licenses obtained or reinstated. Our SNFs require governmental approval, in the form of a certificate of need that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may be unable to satisfy current and future certificate of need requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time or permanently.

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  Fraud and Abuse Laws and Regulations.  There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act expanded the penalties for healthcare fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Furthermore, the Office of Inspector General of the U.S. Department of Health and Human Services in cooperation with other federal and state agencies, continues to focus on the activities of SNFs in certain states in which we have properties. In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery. Because of these incentives, these so-called "whistleblower" suits have become more frequent. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator's ability to make lease or mortgage payments to us or to continue operating its facility.

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  Legislative and Regulatory Developments.  Each year, legislative proposals are introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Modernization Act, which is one example of such legislation, was enacted in late 2003. The Medicare reimbursement changes for the long term care industry under this Act are limited to a temporary increase in the per diem amount paid to SNFs for residents who have AIDS. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the expanded prescription drug benefit, could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts for our operators. Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements, a federal "Patient Protection Act" to protect consumers in managed care plans, efforts to improve quality of care and reduce medical errors throughout the health care industry and cost-containment initiatives by public and private payors. We cannot accurately predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

        Regulatory proposals and rules are released on an ongoing basis that may have major impacts on the healthcare system generally and the skilled nursing and long-term care industries in particular.

Our operators depend on reimbursement from governmental and other third-party payors and reimbursement rates from such payors may be reduced.

        Changes in the reimbursement rate or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for services provided by our operators has in the past, and could in the future, result in a substantial reduction in our operators' revenues and operating margins. Additionally, net revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional documentation is necessary or because certain services were not covered or were not medically necessary. There also continue to be new legislative and regulatory proposals that could impose further limitations on government and private payments to healthcare providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private healthcare insurance. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by our operators, which are currently being reimbursed by Medicare, Medicaid or private third-party payors. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our operators' liquidity, financial condition and results of operations, which could cause the revenues of our operators to decline and potentially jeopardize their ability to meet their obligations to us.

Our operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their lease and mortgage payments to us.

        As is typical in the healthcare industry, our operators are often subject to claims that their services have resulted in resident injury or other adverse effects. Many of these operators have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by our operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to operators due to state law prohibitions or limitations of availability. As a result, our operators operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on an operator's financial condition. If an operator is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if an operator is required to pay uninsured punitive damages, or if an operator is subject to an uninsurable government enforcement action, the operator could be exposed to substantial additional liabilities.

Increased competition as well as increased operating costs have resulted in lower revenues for some of our operators and may affect the ability of our tenants to meet their payment obligations to us.

        The healthcare industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar healthcare services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. We cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments.

        The market for qualified nurses, healthcare professionals and other key personnel is highly competitive and our operators may experience difficulties in attracting and retaining qualified personnel. Increases in labor costs due to higher wages and greater benefits required to attract and retain qualified healthcare personnel incurred by our operators could affect their ability to pay their lease or mortgage payments. This situation could be particularly acute in certain states that have enacted legislation establishing minimum staffing requirements.

Risks Related to Us and Our Operations

        In addition to the operator related risks discussed above, there are a number of risks directly associated with us and our operations.

We rely on external sources of capital to fund future capital needs, and if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or meet maturing commitments.

        In order to qualify as a REIT under the Internal Revenue Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we may not be able to fund, from cash retained from operations, all future capital needs, including capital needs to make investments and to satisfy or refinance maturing commitments. As a result, we rely on external sources of capital, including debt and equity financing. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including general market conditions and the market's perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Generally speaking, difficult capital market conditions in our industry during the past several years and our need to stabilize our portfolio have limited our access to capital. Our potential capital sources include, but are not limited to:

        Equity Financing.    As with other publicly-traded companies, the availability of equity capital will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions and other factors that may change from time to time including:

  •
  the extent of investor interest;

  •
  the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

  •
  our financial performance and that of our operators;

  •
  the contents of analyst reports about us and the REIT industry;

  •
  general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

  •
  our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which in turn depends upon increased revenues from additional investments and rental increases; and

  •
  other factors such as governmental regulatory action and changes in REIT tax laws.

        The market value of the equity securities of a REIT is generally based upon the market's perception of the REIT's growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market's expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

        Debt Financing/Leverage.    Financing for future investments and our maturing commitments may be provided by borrowings under our revolving senior secured credit facility ("Credit Facility"), private or public offerings of debt, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make timely payments of interest, that we will be unable to refinance existing indebtedness and that the terms of refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage.

Certain of our operators account for a significant percentage of our revenues.

        Based on existing contractual rent and lease payments regarding the restructuring of certain existing investments, as of December 31, 2005, Advocat and Sun each account for over 10% of our current contractual monthly revenues, with Sun accounting for approximately 21% of our current contractual monthly revenues. Additionally, as of December 31, 2005, our top seven operators account for approximately 62% of our current contractual monthly revenues. The failure or inability of any of these operators to pay their obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

Unforeseen costs associated with the acquisition of new properties could reduce our profitability.

        Our business strategy contemplates future acquisitions that may not prove to be successful. For example, we might encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, or newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide funding to enable healthcare operators to build, expand or renovate facilities on our properties and the project is not completed, we could be forced to become involved in the development to ensure completion or we could lose the property. These costs may negatively affect our results of operations.

Our assets may be subject to impairment charges.

        We periodically, but not less than annually, evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, operator performance and legal structure. If we determine that a significant impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse affect on our results of operations and funds from operations in the period in which the write-off occurs. During the year ended December 31, 2005, a $9.6 million provision for impairment charge was recorded to reduce the carrying value on six facilities to their estimated fair value.

We may not be able to sell certain closed facilities for their book value.

        From time to time, we close facilities and actively market such facilities for sale. To the extent we are unable to sell these properties for our book value; we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income.

Our substantial indebtedness could adversely affect our financial condition.

        We have substantial indebtedness and we may increase our indebtedness in the future. As of December 31, 2005, we had total debt of approximately $566 million, of which $58 million consisted of borrowings under our Credit Facility, $21 million of which consisted of our 6.95% notes due 2007 that were fully redeemed on January 18, 2006, $310 million of which consisted of our 7% senior notes due 2014 and $175 million of which consisted of our 7% senior notes due 2016. Our level of indebtedness could have important consequences to our stockholders. For example, it could:

  •
  limit our ability to satisfy our obligations with respect to holders of our capital stock;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

  •
  require us to pledge as collateral substantially all of our assets;

  •
  require us to maintain certain debt coverage and financial ratios at specified levels, thereby reducing our financial flexibility;

  •
  limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

  •
  expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interests;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and industry; and

  •
  place us at a competitive disadvantage compared to our competitors that have less debt.

Our real estate investments are relatively illiquid.

        Real estate investments are relatively illiquid and, therefore, tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. All of our properties are "special purpose" properties that could not be readily converted to general residential, retail or office use. Healthcare facilities that participate in Medicare or Medicaid must meet extensive program requirements, including physical plant and operational requirements, which are revised from time to time. Such requirements may include a duty to admit Medicare and Medicaid patients, limiting the ability of the facility to increase its private pay census beyond certain limits. Medicare and Medicaid facilities are regularly inspected to determine compliance and may be excluded from the programs—in some cases without a prior hearing—for failure to meet program requirements. Transfers of operations of nursing homes and other healthcare-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of our properties becomes unprofitable due to competition, age of improvements or other factors such that our lessee or mortgagor becomes unable to meet its obligations on the lease or mortgage loan, the liquidation value of the property may be substantially less, particularly relative to the amount owing on any related mortgage loan, than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator with a new operator licensed to manage the facility. In addition, certain significant expenditures associated with real estate investment, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, our income and cash flows from operations would be adversely affected.

As an owner or lender with respect to real property, we may be exposed to possible environmental liabilities.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property or a secured lender, such as us, may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required investigation, remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect our operators' ability to attract additional residents, the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the owner's revenues.

        Although our leases and mortgage loans require the lessee and the mortgagor to indemnify us for certain environmental liabilities, the scope of such obligations may be limited. For instance, most of our leases do not require the lessee to indemnify us for environmental liabilities arising before the lessee took possession of the premises. Further, we cannot assure you that any such mortgagor or lessee would be able to fulfill its indemnification obligations.

The industry in which we operate is highly competitive. This competition may prevent us from raising prices at the same pace as our costs increase.

        We compete for additional healthcare facility investments with other healthcare investors, including other REITs. The operators of the facilities compete with other regional or local nursing care facilities for the support of the medical community, including physicians and acute care hospitals, as well as the general public. Some significant competitive factors for the placing of patients in skilled and intermediate care nursing facilities include quality of care, reputation, physical appearance of the facilities, services offered, family preferences, physician services and price. If our cost of capital should increase relative to the cost of capital of our competitors, the spread that we realize on our investments may decline if competitive pressures limit or prevent us from charging higher lease or mortgage rates.

We are named as defendants in litigation arising out of professional liability and general liability claims relating to our previously owned and operated facilities that if decided against us, could adversely affect our financial condition.

        We and several of our wholly-owned subsidiaries have been named as defendants in professional liability and general liability claims related to our owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages, against the defendants. The lawsuits are in various stages of discovery and we are unable to predict the likely outcome at this time. We continue to vigorously defend these claims and pursue all rights we may have against the managers of the facilities, under the terms of the management agreements. We have insured these matters, subject to self-insured retentions of various amounts. There can be no assurance that we will be successful in our defense of these matters or in asserting our claims against various managers of the subject facilities or that the amount of any settlement or judgment will be substantially covered by insurance or that any punitive damages will be covered by insurance.

We are subject to significant anti-takeover provisions.

        Our articles of incorporation and bylaws contain various procedural and other requirements which could make it difficult for stockholders to effect certain corporate actions. Our Board of Directors is divided into three classes and our Board members are elected for terms that are staggered. Our Board of Directors also has the authority to issue additional shares of preferred stock and to fix the preferences, rights and limitations of the preferred stock without stockholder approval. We have also adopted a stockholders rights plan which provides for share purchase rights to become exercisable at a discount if a person or group acquires more than 9.9% of our common stock or announces a tender or exchange offer for more than 9.9% of our common stock. These provisions could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities.

We may change our investment strategies and policies and capital structure.

        Our Board of Directors, without the approval of our stockholders, may alter our investment strategies and policies if it determines in the future that a change is in our stockholders' best interests. The methods of implementing our investment strategies and policies may vary as new investments and financing techniques are developed.

If we fail to maintain our REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates.

        We were organized to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have conducted, and we intend to continue to conduct, our operations so as to qualify as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements, some on an annual and some on a quarterly basis, established under highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control. We cannot assure you that we will at all times satisfy these rules and tests.

        If we were to fail to qualify as a REIT in any taxable year, as a result of a determination that we failed to meet the annual distribution requirement or otherwise, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates with respect to each such taxable year for which the statute of limitations remains open. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would significantly reduce our net earnings and cash flow because of our additional tax liability for the years involved, which could significantly impact our financial condition.

To maintain our REIT status, we must distribute at least 90% of our taxable income each year.

        We generally must distribute annually at least 90% of our taxable income to our stockholders to maintain our REIT status. To the extent that we do not distribute all of our net capital gain or do distribute at least 90% but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

        Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for the payment of our debt obligations. In addition, we may derive income through Taxable REIT Subsidiaries ("TRSs"), which will then be subject to corporate level income tax at regular rates.

Complying with REIT requirements may affect our profitability.

        To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. Thus we may be required to liquidate otherwise attractive investments from our portfolio in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution (e.g., if we have assets which generate mismatches between taxable income and available cash). Then, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. As a result, satisfying the REIT requirements could have an adverse effect on our business results and profitability.

We are exposed to market risk due to the fact that borrowings under our new senior credit facility are or will be subject to wide fluctuations based on changing interest rates.

        Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with variable borrowings under our senior credit facility. Since our senior credit facility provides for variable rates, if market interest rates rise, so will our required interest payments on borrowings under the senior credit facility. We do not currently have any mechanism in place to manage, or hedge, the market risk associated with our variable rate debt.

We depend upon our key employees and may be unable to attract or retain sufficient numbers of qualified personnel.

        Our future performance depends to a significant degree upon the continued contributions of our executive management team and other key employees. Accordingly, our future success depends on our ability to attract, hire, train and retain highly skilled management and other qualified personnel. Competition for qualified employees is intense, and we compete for qualified employees with companies that may have greater financial resources than we have. Our employment agreements with our executive officers provide that their employment may be terminated by either party at any time. Consequently, we may not be successful in attracting, hiring, and training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if these internal controls over financial reporting are not effective, our business could suffer.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to do a comprehensive evaluation of their internal controls. As a result, we continue to evaluate our internal controls over financial reporting so that our management can certify as to the effectiveness of our internal controls and our auditor can publicly attest to this certification. Our efforts to comply with Section 404 and related regulations regarding our management's required assessment of internal control over financial reporting and our independent auditors' attestation of that assessment has required, and continues to require, the commitment of significant financial and managerial resources. If for any period our management is unable to certify the effectiveness of our internal controls or if our auditors cannot attest to management's certification, we could be subject to regulatory scrutiny and a loss of public confidence, which could have an adverse effect on our business.

Risks Related to Our Stock

The market value of our stock could be substantially affected by various factors.

        The share price of our stock will depend on many factors, which may change from time to time, including:

  •
  the market for similar securities issued by REITs;

  •
  changes in estimates by analysts;

  •
  our ability to meet analysts' estimates;

  •
  general economic and financial market conditions; and

  •
  our financial condition, performance and prospects.

Our issuance of additional capital stock, warrants or debt securities, whether or not convertible, may reduce the market price for our shares.

        We cannot predict the effect, if any, that future sale of our capital stock, warrants or debt securities, or the availability of our securities for future sale, will have on the market price of our shares, including our common stock. Sales of substantial amounts of our common stock or preferred shares, warrants or debt securities convertible into or exercisable or exchangeable for common stock in the public market or the perception that such sales might occur could reduce the market price of our stock and the terms upon which we may obtain additional equity financing in the future.

        In addition, we may issue additional capital stock in the future to raise capital or as a result of the following:

  •
  The issuance and exercise of options to purchase our common stock. As of December 31, 2005, we had outstanding options to acquire approximately 0.2 million shares of our common stock. In addition, we may in the future issue additional options or other securities convertible into or exercisable for our common stock under our 2004 Stock Incentive Plan, our 2000 Stock Incentive Plan, as amended, or other remuneration plans we establish in the future. We may also issue options or convertible securities to our employees in lieu of cash bonuses or to our directors in lieu of director's fees.

  •
  The issuance of shares pursuant to our dividend reinvestment and direct stock purchase plan.

  •
  The issuance of debt securities exchangeable for our common stock.

  •
  The exercise of warrants we may issue in the future.

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  Lenders sometimes ask for warrants or other rights to acquire shares in connection with providing financing. We cannot assure you that our lenders will not request such rights.

There are no assurances of our ability to pay dividends in the future.

        In 2001, our Board of Directors suspended dividends on our common stock and all series of preferred stock in an effort to generate cash to address then impending debt maturities. In 2003, we paid all accrued but unpaid dividends on all series of preferred stock and reinstated dividends on our common stock and all series of preferred stock. However, our ability to pay dividends may be adversely affected if any of the risks described above were to occur. Our payment of dividends is subject to compliance with restrictions contained in our Credit Facility, the indenture relating to our outstanding 7% senior notes due 2014, the indenture relating to our outstanding 7% senior notes due 2016 and our preferred stock. All dividends will be paid at the discretion of our Board of Directors and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, our dividends in the past have included, and may in the future include, a return of capital.

Holders of our outstanding preferred stock have liquidation and other rights that are senior to the rights of the holders of our common stock.

        Our Board of Directors has the authority to designate and issue preferred stock that may have dividend, liquidation and other rights that are senior to those of our common stock. As of the date of this filing, 4,739,500 shares of our 8.375% Series D cumulative redeemable preferred stock were issued and outstanding. The aggregate liquidation preference with respect to this outstanding preferred stock is approximately $118.5 million, and annual dividends on our outstanding preferred stock are approximately $9.9 million. Holders of our preferred stock are generally entitled to cumulative dividends before any dividends may be declared or set aside on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of our preferred stock are entitled to receive a liquidation preference of $25 per share with respect to the Series D preferred stock, plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. In addition, holders of our preferred stock have the right to elect two additional directors to our Board of Directors if six quarterly preferred dividends are in arrears.

Legislative or regulatory action could adversely affect purchasers of our stock.

        In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our stock. Changes are likely to continue to occur in the future, and we cannot assure you that any of these changes will not adversely affect our stockholder's stock. Any of these changes could have an adverse effect on an investment in our stock or on market value or resale potential. Stockholders are urged to consult with their own tax advisor with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect.

Recent changes in taxation of corporate dividends may adversely affect the value of our stock.

        The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its shares, except for certain limited amounts. While the earnings of a REIT that are distributed to its stockholders still generally will be subject to less combined federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level tax, this legislation could cause individual investors to view the stock of regular C corporations as more attractive relative to the shares of a REIT than was the case prior to the enactment of the legislation. Individual investors could hold this view because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual's other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the shares of REITs in general or on the value of our stock in particular, either in terms of price or relative to other investments.

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

        The following discussion, in question and answer format, explains the provisions of the Plan.

1.
What is the purpose of the Plan?

        The purpose of the Plan is to provide our stockholders and investors with a convenient and economical way to purchase shares of our common stock and to reinvest all or a portion of their cash dividends in additional shares of our common stock. The Plan is designed to promote ownership among stockholders who are committed to investing a minimum amount, holding their shares in direct form and building share ownership over time. Also, because the shares of common stock purchased under the Plan may be acquired directly from us, we may receive additional equity funds, which will be added to our general funds and will be used for general corporate purposes.

2.
Who administers the Plan for the Participants?

        Computershare Trust Company, N.A., referred to in this prospectus as "Computershare" or the "administrator," administers the Plan, holds shares of common stock acquired under the Plan, keeps records, sends statements of activity to participants, and performs other duties related to the Plan.

Computershare Shareholder Services, Inc., an affiliate of the administrator, is a transfer agent registered with the Securities and Exchange Commission and acts as service agent for the administrator.

        You may contact the administrator in any of the following ways:

By telephone:	Internet:

Toll Free: (800) 519-3111
An automated telephone system is available 24 hours a day, seven days a week. Customer service representatives are available from 9:00 a.m. to 5:00 p.m., Eastern Time, each business day. If you reside outside the United States and Canada you may contact the administrator at (781) 575-2724.
Unless you are participating in the Plan through your bank, broker or other nominee, you can obtain information about your Plan account through the Internet at the administrator's website at www.computershare.com/equiserve. On the website, you can access your share balance, sell shares, request a stock certificate and obtain online forms and other information about your Plan account. To gain access, you will require a password, which is included on your dividend statement. You may also request your password by calling (800) 519-3111.
Telecommunications device for the hearing impaired:	In writing:
TDD: (800) 952-9245	Computershare Attn: Omega Healthcare Investors, Inc. Dividend Reinvestment Plan P.O. Box 43081 Providence, Rhode Island 02940-3881

Please reference Omega Healthcare Investors, Inc. and your account number in all correspondence. When corresponding with the administrator, we suggest that you give your daytime telephone number and area code.
3.
What are the advantages of the Plan?

•
There are no fees or brokerage commissions on purchases, and we will bear the expenses for open market purchases.

•
Participation is voluntary and automatic. All or any part of your quarterly stock dividends may be reinvested.

•
The automatic reinvestment of dividends will enable you to add to your investment in our company in a timely and systematic fashion.

•
In addition to being able to reinvest your dividends, if you are an existing stockholder, you may purchase additional shares of our common stock by making optional cash purchases of between $50 and $6,250 per calendar month. These optional cash purchases may be made occasionally or at regular intervals, subject to the restrictions described above. You may make optional cash purchases even if dividends on your shares are not being reinvested under the Plan. We may waive the maximum in our sole discretion and permit a larger investment.

•
If you are not presently one of our stockholders, you may become a participant in the Plan by making an initial cash investment in our common stock of not less than $250 and not more than $6,250. We may waive this maximum, in our sole discretion, and permit a larger investment.

•
The purchase price for newly issued shares of our common stock purchased directly from us either through dividend reinvestment or optional cash purchases may be issued at a discount from the market price. We will periodically establish a discount rate ranging from 0% to 5%.

•
You may purchase fractional shares of our common stock under the Plan. This means that you may fully invest your dividends and any optional cash purchases. Dividends will be paid on the fractional shares of our common stock which also may be reinvested in additional shares.

  •
  You may direct the administrator to transfer, at any time and at no cost to you, all or a portion of your shares in the Plan to a Plan account for another person.

  •
  You can avoid the need of holding your stock certificates by submitting them to the administrator for safekeeping. By depositing your stock certificates, you do not have to worry about them being lost or stolen. The shares will be credited to your Plan account in "book-entry" form.

  •
  You or any other person that is a holder of record of shares of our common stock may direct the administrator to sell or transfer all or a portion of your shares held in the Plan.

  •
  You will receive periodic statements reflecting all current activity in your Plan accounts, including purchases, sales and latest balances, to simplify your record keeping. You may also view year-to-date activity in your Plan account, as well as activity in prior years, by accessing your Plan account at the administrator's website at www.computershare.com/equiserve.

4.
What are the disadvantages of the Plan?

•
Cash dividends that you reinvest will be treated for federal income tax purposes as a dividend received by you on the date we pay dividends and may create a liability for the payment of income tax without providing you with immediate cash to pay this tax when it becomes due.

•
We may, without giving you prior notice, change our determination as to whether the administrator will purchase shares of our common stock directly from us, in the open market or in privately negotiated transactions from third parties, which in turn will affect whether such shares will be sold to you at a discount. We will not, however, change our determination more than once in any three-month period. You will not know the actual number of shares purchased in any month on your behalf under the Plan until after the applicable investment date.

•
You will have limited control regarding the timing of sales under the Plan. Because the administrator will effect sales under the Plan only as soon as practicable after it receives instructions from you, you may not be able to control the timing of sales as you might for investments made outside the Plan.

•
The market price of the shares of our common stock may fluctuate between the time the administrator receives an investment instruction and the time at which the shares of our common stock are sold. Because purchases under the Plan are only made as of the dividend payment date, in the case of dividends, or the applicable investment date, in the case of optional cash purchases, you have no control over the timing of your purchases under the Plan.

•
No discount will be available for shares acquired in the open market or in privately negotiated transactions.

•
While a discount from market prices of up to 5% may be established for a particular month for shares purchased directly from us, a discount for one month will not insure the availability of a discount or the same discount in future months. Each month we may, without giving you prior notice, change or eliminate the discount. Further, in no event may we issue shares at a price less than 95% of the market price of our common stock on the date of issuance.

•
Shares deposited in a Plan account may not be pledged until the shares are withdrawn from the Plan.

•
Your investment in the shares of common stock held in your account is no different than a direct investment in shares of our common stock. You bear the risk of loss and the benefits of gain from market price changes for all of your shares of common stock. Neither we nor the administrator can assure you that shares of our common stock purchased under the Plan will, at any particular time, be worth more or less than the amount you paid for them.

5.
Who pays the expenses of the Plan?

        We will pay all day-to-day costs of the administration of the Plan. You will be charged a service fee of $15 for each requested sale and a processing fee of $0.12 per each whole share and fraction sold, which includes the applicable brokerage commissions the administrator is required to pay. We will pay for all applicable fees (including any brokerage commissions the administrator is required to pay) associated with your purchases under the Plan.

6.
Who is eligible to participate in the Plan?

        A "registered stockholder" (a stockholder whose shares of common stock are registered in our stock transfer books in his or her name) or a "beneficial owner" (a stockholder whose shares of common stock are registered in a name other than his or her name; for example, in the name of a broker, bank or nominee) may participate in the Plan. In addition, an interested investor that is not a stockholder may participate in the Plan by making an initial cash investment of at least $250. For further instructions, please see Question 7 below.

7.
How do I enroll in the Plan?

        Registered Stockholders.    After reading our prospectus, if you are a registered stockholder of our common stock, you may join the Plan by going to the administrator's website at www.computershare.com/equiserve, or by completing and signing an Enrollment Authorization Form and returning it to the administrator.

        Beneficial Owners.    If you are a beneficial owner and wish to join the Plan, you must contact your bank, broker or other nominee to arrange participation in the Plan on your behalf. To facilitate participation by beneficial owners, we have made arrangements with the administrator to reinvest dividends and accept optional cash investments under the stock purchase feature of the Plan by registered stockholders such as brokers, banks and other nominees, on behalf of beneficial owners.

        Alternatively, if you are a beneficial owner of our common stock, you may simply request that the number of shares of our common stock you wish to enroll in the Plan be re-registered by the bank, broker or other nominee in your own name as record stockholder. You can then directly participate in the Plan as described above. You should contact your bank, broker or nominee for information on how to re-register your shares.

        New Investors.    If you do not currently own shares of our common stock, you may join the Plan in either of the following ways:

  •
  Going to the administrator's website at www.computershare.com/equiserve, and following the instructions provided for opening a Plan account online. You will be asked to complete an Online Initial Investment Form and to submit an initial optional cash purchase between $250 and $6,250. To make an initial optional cash purchase you may authorize a one-time online bank debit from your U.S. bank account or you may authorize a minimum of five (5) consecutive monthly automatic deductions of at least $50 each from your U.S. bank account.

  •
  Completing and signing an Initial Investment Form and submitting an initial investment in the amount between $250 and $6,250. To make an initial optional cash purchase in this manner, you may enclose a check, payable in U.S. funds and drawn against a U.S. bank, to "Computershare," or you may authorize a minimum of five consecutive monthly automatic deductions of at least $50 each from your U.S. bank account on the reverse side of the Initial Investment Form and follow the instructions provided.

        New investors choosing to make their initial optional cash purchase through automatic monthly deductions should note that the automatic monthly deductions will continue indefinitely beyond the initial investment unless the administrator is notified to discontinue such deductions. Please see Question 12 for further information on optional cash purchases.

        Current Plan Participants.    If you are participating in our current Dividend Reinvestment and Common Stock Purchase Plan, you will automatically continue to be enrolled in the Plan without having to submit a new Enrollment Authorization Form. Your participation in the Plan will continue unless you affirmatively withdraw from the Plan. You may also change your dividend election at any time.

        Those holders of our common stock who do not wish to participate in the Plan will continue to receive cash dividends in the usual manner.

8.
What does the Enrollment Authorization Form provide?

        The Enrollment Authorization Form appoints the Plan's administrator as your administrator for purposes of the Plan and directs the administrator to apply to the purchase of additional shares of common stock all of the cash dividends on the specified number of shares of our common stock owned by you on the applicable record date and designated by you to be reinvested through the Plan.

        The Enrollment Authorization Form also directs the administrator to purchase additional shares of our common stock with any optional cash purchases that you may elect to make. By checking the appropriate box on the Enrollment Authorization Form, you indicate which features of the Plan you will use.

        Full Reinvestment of Dividends.    Select this option if you wish to reinvest the dividends on all our common stock registered in your name in a certificate form as well as on all common stock credited to your Plan account. Selecting this alternative also permits you to make monthly optional cash purchases; however, you must still comply with the other requirements for making optional cash investments.

        Partial Reinvestment of Dividends.    Select this option if you wish to receive cash dividends on the number of shares that you designate from those credited to your Plan account and those registered in your name in a certificate form. The administrator will apply the dividends paid on any remaining shares to the purchase of additional shares of our common stock, which will then be credited to your Plan account. Selecting this alternative also allows you to make monthly optional cash purchases; however, you must still comply with the other requirements for making optional cash purchases.

        All Cash (No Dividend Reinvestment).    Select this option if you do not wish to have the cash dividends paid on the shares credited to your Plan account and those registered in your name in a certificate form be reinvested, but rather sent to you by check or through direct deposit to your U.S. bank account. Selecting this alternative still allows you to make monthly optional cash purchases; however, you must still comply with the other requirements for making optional cash purchases.

9.
How can I change my method of participation or discontinue dividend reinvestment?

        You may change your method of participation at any time by:

  •
  accessing your Plan account through the Internet at the administrator's website at www.computershare.com/equiserve;

  •
  calling the administrator at (800) 519-3111;

  •
  submitting a newly executed Enrollment Authorization Form to the administrator; or

  •
  writing to the administrator at the address listed in Question 2.

        If you do not make an election on your Enrollment Authorization Form, the administrator will reinvest all dividends paid on your shares. Any change in the number of shares with respect to which the administrator is authorized to reinvest dividends must be received by the administrator prior to the record date for a dividend to permit the new number of shares to apply to that dividend. For each method of dividend reinvestment, cash dividends will be reinvested on all shares other than those designated for payment of cash dividends in the manner specified above until you specify otherwise or withdraw from the Plan altogether, or until the Plan is terminated.

        You may discontinue reinvestment of cash dividends under the Plan at any time by accessing your Plan account through the Internet at the administrator's website at www.computershare.com/equiserve, by calling the administrator at (800) 519-3111, or by written notice to the administrator at the address listed in Question 2.

        If a notice to discontinue is received by the administrator after the dividend record date for a dividend payment, the administrator in its sole discretion may either pay such dividend in cash or reinvest it in shares on behalf of the discontinuing Plan participant. If such dividend is reinvested, the administrator may sell the shares purchased less any fees and any applicable costs of sales. After processing your request to discontinue dividend reinvestment, any shares credited to your Plan account will continue to be held in "book-entry" form. Dividends on any shares held in "book-entry" form and any shares held in certificated form will be paid in cash.

10.
When will my participation in the Plan begin?

        Your participation in the dividend reinvestment portion of the Plan will commence on the next date we pay dividends, provided the administrator receives your Enrollment Authorization Form on or before the record date for the payment of the dividend.

        Your participation in the optional cash purchase portion of the Plan will commence on the next investment date, which will be the 15th calendar day of the month (unless there are no trades of our common stock reported on the NYSE on the 15th calendar day, in which case the investment date will be the next trading day following the 15th calendar day of that month in which trades of our common stock are reported on the NYSE), provided that sufficient funds to be invested are received on or before the business day immediately prior to the investment date. Should the funds to be invested arrive after the applicable optional cash investment due date, those funds will be held without interest until they can be invested on the next investment date unless you request a refund from the administrator.

        Once enrolled, you will remain enrolled until you discontinue participation or until we terminate the Plan.

11.
How many shares may be purchased by a participant during any month or year?

        Reinvested dividends are not subject to any minimum or maximum limits.

        Optional cash purchases are subject to a minimum investment of $50 and a maximum investment of $6,250 in any calendar month.

        Initial optional cash purchases by investors that are not yet one of our stockholders are subject to a minimum of $250 and a maximum of $6,250 in any calendar month.

        The maximum for optional cash purchases may be waived by us in our sole and absolute discretion. You may request a waiver of such maximum by submitting a request for waiver which we must receive at least five business days prior to the applicable pricing period. The "pricing period" is the period of time encompassing the ten consecutive trading days ending on the last trading day preceding the investment date of each month as described in Question 18.

        Optional cash purchase amounts of less than $50, or $250 in the case of an initial optional cash purchase by a non-stockholder, and, unless the maximum is waived, any optional cash purchases that exceed the maximum of $6,250 per calendar month, will be returned to you without interest.

12.
How are optional cash purchases made?

        Optional cash purchases allow you to purchase more shares than you could purchase just by reinvesting dividends. You can buy shares of our common stock each month with optional cash investments after you have enrolled in the Plan as described in Question 7 above. The administrator will use your funds to purchase common stock for your Plan account on the next investment date after it receives your cash payment. If the administrator does not receive your funds at least one business day prior to the next investment date, the administrator will not invest your funds on the next investment date but will hold your funds for investment on the next subsequent investment date.

        You can make optional cash purchases even if you have not chosen to reinvest your cash dividends on any shares held by you. If you choose to make only optional cash purchases, we will continue to pay cash dividends when and as declared on any shares of our common stock registered in your name in a certificate form and those shares credited to your Plan account.

        Investment by One-Time Online Bank Debit.    At any time, you may make an optional cash purchase within the Plan limits by going to the administrator's website at www.computershare.com/equiserve, and authorizing a one-time online bank debit from your U.S. bank account. One-time online optional cash purchase funds will be held by the administrator for three business days before such funds are invested. Please refer to the online confirmation for your bank account debit date and investment date.

        Investment by Check.    You may make your first optional cash purchase when you enroll by enclosing a check with the Enrollment Authorization Form. You may also make an optional cash purchase within the Plan limits by completing the Cash Investment Form attached to your Plan account statement. Checks should be made payable to "Computershare" in U.S. funds and drawn on a U.S. bank. It is also important to indicate your Plan account number on your check. Do not send cash, traveler's checks, money orders, or third party checks for optional cash investments.

        Automatic Monthly Investments.    You may also make optional cash purchases each month, within the Plan limits, by instructing the administrator to arrange for automatic monthly deductions from your designated U.S. bank account.

        Automatic monthly investments may be authorized through the Internet at the administrator's website at www.computershare.com/equiserve, or by completing an Automatic Monthly Investment Form and returning it to the administrator. It takes approximately four to six weeks from the time the administrator receives your authorization until your first deduction occurs.

        Once you begin making automatic monthly investments, the administrator will draw funds from your designated account three business days before the next investment date of each month and will purchase shares of common stock on that investment date. Automatic monthly investments will continue at the level you set until you instruct the administrator otherwise. You can change or stop automatic monthly investments by accessing your Plan account through the Internet at the administrator's website, www.computershare.com/equiserve, by calling the administrator at (800) 519-3111, by completing and returning a new Automatic Monthly Investment Form or giving written instructions to the administrator. If you wish to stop automatic monthly investments, or to change the dollar amount to be withdrawn, your request must be received at least seven business days prior to the next debit date.

        If the administrator is unable to process your optional cash purchase(s) within 35 days, the administrator will return the funds to you by check. No interest will be paid on funds held by the administrator pending investment.

        If any optional cash purchase is returned unpaid, whether the investment was made by check or by an attempted automatic withdrawal from your U.S. bank account, the administrator may consider the request for the investment of such money null and void and may immediately remove from your account shares of common stock purchased. The administrator may sell those shares to satisfy any uncollected amount and a $25 returned funds fee. By enrolling in the Plan, you authorize the administrator to deduct this fee by selling the shares from your Plan account. If the proceeds from the sale of the common stock do not satisfy the service and processing fees, uncollected balance and returned funds fee, the administrator may sell additional shares from your Plan account to satisfy such fees.

13.
How do I get a refund of an optional cash purchase if I change my mind?

        You may obtain a refund of any optional cash purchase payment not yet invested by calling the administrator at (800) 519-3111 and requesting a refund of your payment. The administrator must receive your request for a refund not later than two business days prior to the next investment date. If the administrator receives your request later than the specified date, your cash purchase payment will be applied to the purchase of shares of common stock.

14.
Will I be paid interest on funds held for optional cash purchases prior to investment?

        You will not be paid interest on funds you send to the administrator for optional cash purchases. Consequently, we strongly suggest that you deliver funds to the administrator to be used for investment in optional cash purchases shortly prior to but not after the applicable optional cash investment due date so that they are not held over to the following investment date. If you have any questions regarding the applicable investment dates or the dates as of which funds should be delivered to the administrator, you should contact the administrator through the Internet, by telephone or in writing at the address and telephone numbers specified in Question 2 above.

        You should be aware that because investments under the Plan are made as of specified dates, you may lose any advantage that you otherwise might have from being able to control the timing of an investment. Neither we nor the administrator can assure you a profit or protect you against a loss on shares of common stock purchased under the Plan.

15.
When will shares be purchased under the Plan?

        The administrator will credit shares of our common stock purchased with reinvested dividends to your account on the applicable "investment date" for the fiscal quarter in which the purchase is made. The administrator will credit shares to your Plan account for optional cash purchases on the next "investment date" after the administrator receives your cash payment.

        The investment date is the date on which shares of our common stock are purchased with reinvested dividends, initial and optional cash investments of up to $6,250 and in excess of $6,250.

        If you are reinvesting dividends declared on our common stock, the investment date is the date of payment of quarterly dividends on our common stock, or the dividend payment date, provided that if no trades of our common stock are reported on the NYSE on the date we pay dividends, or the trading day, the administrator shall apply such reinvested dividends on the next trading day on which there are trades of our common stock reported on the NYSE. The record date associated with a particular dividend distribution is referred to in this prospectus as a "dividend record date."

        It is our policy to declare quarterly distributions to the holders of common stock so as to comply with applicable sections of the Internal Revenue Code governing REITs. Subject to the foregoing, future dividends will be determined in light of our earnings, financial condition and other relevant factors.

        For initial and optional cash purchases, both within the Plan limits and pursuant to an approved request for waiver, the monthly investment date is the 15th day of the calendar month (unless the 15th calendar day is not a trading day, in which case the investment date will be the first trading day following the 15th calendar day of that month).

16.
How are shares purchased under the Plan?

        The administrator may purchase shares from (i) the open market or in privately negotiated transactions, (ii) our authorized but unissued shares of our common stock, or (iii) a combination of both. There is no limit on the number of shares that the administrator may purchase in the open market or pursuant to privately negotiated purchases.

        However, shares of common stock purchased by the administrator for initial and optional cash purchases made above the $6,250 maximum limit with our permission will be acquired only from newly issued common stock and may not be acquired from open market purchases or privately negotiated transactions. See Question 17.

        Because we presently expect to continue the Plan indefinitely, we may authorize additional shares from time to time as necessary for purposes of the Plan.

17.
At what price will shares be purchased?

        The purchase price for shares of our common stock under the Plan depends on how you purchase the shares and on whether we issue new shares to you or the Plan obtains your shares by purchasing them in the open market or through privately negotiated transactions.

        Reinvested dividends and/or optional cash purchases under the maximum thresholds of $6,250.    The purchase price for each share of common stock acquired through the Plan by the reinvestment of dividends and/or optional cash purchases of $6,250 or less per month will be equal to:

  •
  in the case of newly issued shares of common stock, the average of the high and low NYSE prices on the applicable investment date on which we declare dividends and/or make optional cash purchases of $6,250 or less per month less a discount ranging from 0% to 5%, provided that if no trades of our common stock are reported on the NYSE on the applicable investment date, the administrator shall apply the reinvested dividends and/or optional cash purchases of $6,250 or less per month on the next trading day on which there are trades of our common stock reported on the NYSE; or

  •
  in the case of open market or privately negotiated transactions, the weighted average of the purchase price of all shares purchased by the administrator for the Plan with reinvested dividends and/or optional cash purchases of $6,250 or less per month on the applicable investment date. Discounts are not available when shares are purchased from persons other than us.

        All shares purchased under the Plan through open market purchases will be acquired as soon as practicable, beginning on the investment date and will be completed no later than 30 days from such date for reinvestment of dividends and 35 days from such date for optional cash investments, except where completion at a later date is necessary or advisable under any applicable federal securities laws. Such purchases may be made on any securities exchange where such shares are traded, in the over-the-counter-market or in negotiated transactions and may be subject to such terms with respect to price, delivery, etc. to which the administrator may agree. Neither we nor the Plan participant shall have any authority or power to direct the time or price at which shares may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

        Optional cash purchases made above the $6,250 per month maximum limit with our permission.    If we elect to allow you to purchase in excess of $6,250 in any calendar month, the price will be equal to the average of the daily high and low NYSE prices for each of the 10 trading days immediately preceding the applicable investment date, or the daily average price, less a discount ranging from 0% to 5%.

        All shares of common stock purchased in excess of the maximum limit will be newly issued, and no shares will be acquired in open market purchases or in privately negotiated transactions. Purchases made in excess of the maximum limit may be subject to a minimum price as described below. To obtain specific information for a specific investment date, please call us at (410) 427-1700 or visit our website at www.omegahealthcare.com.

        Threshold Price.    We may establish a minimum or "threshold" price for optional cash purchases made with requests for waiver for any pricing period. For some pricing period's dates, we may not establish a threshold price. At least three trading days before the first day of a pricing period we will determine whether a threshold price will be in effect, and if so, its amount. If we establish a threshold price, it will be stated as a dollar amount that the purchase price for the shares of our common stock must equal or exceed. If the price of our common stock is less than the threshold price on any trading day during the pricing period, or if no trades of our common stock are reported on the NYSE, then we will exclude that day and the trading prices for that day from the calculation of the purchase price. For example, if the minimum price is not satisfied for three of the ten days in a pricing period, then the purchase price will be based on the remaining seven days when the minimum price is satisfied. For each day during the pricing period that the minimum price is not satisfied, we will return one tenth (1/10) of each optional cash purchase made with a request for waiver to you by check, without interest, as soon as practicable after the applicable investment date. The establishment of a threshold price and the possible return of a portion of the optional cash purchase applies only to optional cash purchases made pursuant to a request for waiver.

        Setting a threshold price for a pricing period shall not affect the setting of a threshold price for any subsequent pricing period. For any particular month, we reserve the right whether or not to set a threshold price. Neither we nor the administrator shall be required to provide any written notice to participants as to the threshold price for any pricing period. Participants may however ascertain whether a threshold price has been set or not set for any given pricing period by telephoning us at (410) 427-1700 or visiting our website at www.omegahealthcare.com.

        Maximum discount applicable to all dividend reinvestments and optional cash purchases.    Whether you are reinvesting dividends or making optional cash purchases, you may not purchase shares of our common stock on any particular trading day (whether such shares are newly issued shares or purchased by the administrator in open market or privately negotiated transactions) for an amount, less any brokerage commissions, trading fees and any other costs of purchase paid by us, which is less than 95% of the average of the high and low NYSE prices on that particular trading day. In the event that shares would be purchased for an amount, less any brokerage commissions, trading fees and other costs, which is below 95% of this average, your purchase price, less any brokerage commissions, trading fees and other costs, will equal 95% of the average of the high and low NYSE prices on that day.

18.
How do I request a waiver of the purchase limitation?

        You may make optional cash purchases in excess of $6,250 during any calendar month only pursuant to a request for waiver approved by us in our sole and absolute discretion. To obtain a

Request for Waiver Form, you should contact us at (410) 427-1700. Completed Requests for Waiver Forms can be sent to us by facsimile at (410) 427-8822, Attention: Chief Financial Officer, by 2:00 p.m., Eastern Time, or mailed to us at Omega Healthcare Investors Inc., 9690 Deereco Road, Suite 100, Timonium, MD 21093, Attention: Chief Financial Officer. We must receive your request at least five business days before the start of the ten-day pricing period for the applicable investment date. We will promptly notify you as to whether we approved your request and the amount of your request that we approved. If your request is approved, you a must send the administrator a copy of our Form of Approval, together with your optional cash purchase in good funds no later than 2:00 p.m., Eastern Time, on the business day before the first day of the pricing period for the next applicable investment date. To obtain specific information for a specific investment date, please call us at (410) 427-1700 or visit our website at www.omegahealthcare.com.

        In the event that your request for waiver is not received by us on a timely basis, the waiver will not be approved for that investment date and your optional cash purchase will be limited to $6,250 for that investment date. If your request for a waiver is not timely, or if we deny your request for a waiver, the administrator will refund the entire amount submitted without interest thereon. We have sole and absolute discretion to grant any approval for optional cash purchases in excess of the allowable maximum amounts.

        In deciding whether to approve or deny a request for waiver, we will consider each request on a case-by-case basis and consider various relevant factors, including, but not limited to:

  •
  our need for additional funds;

  •
  the attractiveness of obtaining the additional funds through the sale of common stock as compared to other sources of funds;

  •
  the purchase price likely to apply to any sale of common stock;

  •
  the participant submitting the request, including the extent and nature of such participant's prior participation in the Plan, and the number of shares of our common stock held of record and/or beneficially by such participant; and

  •
  the aggregate amount, if any, of optional cash purchases for which requests for waiver have been submitted by all participants.

        If requests for waiver are submitted for any investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor those requests by any method that we determine to be appropriate. With regard to optional cash purchases made pursuant to a request for waiver, the Plan does not provide for a predetermined maximum limit on the amount that you may invest or on the number of shares that may be purchased. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible holders or beneficial owners of our common stock for any reason whatsoever including, without limitation, the elimination of practices that are not consistent with the purposes of the Plan.

        The Plan may also be used by us to raise additional capital through the sale each month of a portion of the shares available for issuance under the Plan to owners (including brokers or dealers) who in connection with any resales of such shares, may be deemed to be underwriters. These sales will be effected through our ability to approve requests for waiver. To the extent shares are purchased from us under the Plan, we will receive additional funds for general corporate purposes. The Plan is intended for the benefit of investors in our common stock and not for individuals or investors who engage in transactions which may cause aberrations in the price or trading volume of our common stock. See the section entitled "Plan of Distribution" below.

19.
How and when will we determine whether shares of common stock will be newly issued or purchased in the market, and how and when will we establish a discount?

        We may, without prior notice to you, change our determination as to whether common stock will be purchased by the administrator directly from us, in the open market or in privately negotiated transactions from third parties or in a combination of both, in connection with the purchase of shares of common stock from reinvested dividends or from optional cash purchases. We will not, however, change our determination more than once in any three-month period.

        We may, in our sole discretion, establish a discount of 0% to 5% from the current market price for shares of our common stock purchased through the Plan. This discount may apply to reinvested dividends, initial optional cash purchases, optional cash purchases or any combination thereof as we may determine from time to time. If we elect to offer a discount, we will fix the discount at least three business days before the investment date with respect to dividend reinvestments, initial optional cash purchases and optional cash purchases within the Plan limits. The discount rate, if any, on optional cash investments pursuant to a request for waiver will be announced at least three business days before the first day of the pricing period. Such discounts may vary each month and may not apply uniformly to all purchases made pursuant to the Plan for that month. The discount will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs. You may obtain the discount, if any, applicable to the next investment date by calling the administrator at (800) 519-3111 or us at (410) 427-1700. You may also visit our website at www.omegahealthcare.com.

        While a discount from market prices of up to 5% may be established, the discount is subject to change from time to time and is also subject to discontinuance at our discretion at any time. We will not offer a discount for common stock purchased in the open market or in privately negotiated transactions.

20.
Will certificates be issued for share purchases?

        The administrator will not issue certificates for shares that you purchase under the Plan. Your account statement will show the number of shares credited to your Plan account in "book-entry" form. This service protects against the loss, theft, or destruction of certificates evidencing shares. However, you may at any time request that the administrator issue a certificate for any whole number of shares of common stock, up to the number of whole shares credited to your Plan account. You can request a certificate for some or all of your shares by accessing your Plan account through the Internet at the administrator's website at www.computershare.com/equiserve, by calling the administrator at (800) 519-3111, or by writing to the administrator at the address listed in Question 2 above. The administrator will not issue certificates for fractional shares of common stock under any circumstances. If you request a certificate for all shares credited to your Plan account, a certificate will be issued for the whole shares and a cash payment will be made for any remaining fractional share. That cash payment will be based upon the then-current market value of the shares, less any applicable fees.

        Receiving a portion of your shares in a certificate form from your Plan account does not affect your dividend reinvestment option. For example, if you authorized full dividend reinvestment, cash dividends with respect to the shares issued in certificate form will continue to be reinvested. However, if you withdraw all of your whole and fractional shares from your Plan account, your participation in the Plan will be terminated and any future dividends will be paid by check or direct deposit to your bank account.

21.
What if I have more than one Plan account?

        For purposes of the limitations discussed in this prospectus, we may aggregate all optional cash purchases for you if you have more than one Plan account which uses the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, your participation may be limited by us to only one Plan account. Also for the purpose of these limitations, all Plan accounts that we believe to be under common control or management or to have common beneficial ownership may be aggregated. Unless we have determined that reinvestment of dividends and optional cash purchases for each Plan account would be consistent with the purposes of the Plan, we will have the right to aggregate all of these accounts and to return, without interest, any amounts in excess of the investment limitations.

22.
May I add shares of common stock to my Plan account by depositing stock certificates that I possess?

        You may send to the Plan for safekeeping all common stock certificates which you hold. The safekeeping of shares offers the advantage of protection against loss, theft or destruction of certificates as well as convenience if and when shares are sold through the Plan. All shares represented by certificates will be kept for safekeeping and credited to your Plan account in "book-entry" form and combined with any full and fractional shares then held by the Plan for you. If you wish to deposit your certificates of our common stock, you must mail them along with a request to the administrator to hold your certificates for safekeeping. The certificates should not be endorsed. Any certificates sent to the administrator should be sent registered mail or certified mail, return receipt requested, and properly insured, as you bear the risk for certificates lost or stolen in transit. You may mail certificates to the administrator at the address provided in Question 2 above.

        The administrator will promptly send you a statement confirming each deposit of your common stock certificates. When necessary, you can simply request that certificates be issued as your needs require.

23.
How do I sell shares of common stock in my Plan account?

        You may sell some or all of your shares in your Plan account (including shares deposited by you with the administrator for safekeeping) by accessing your Plan account through the Internet at the administrator's website at www.computershare.com/equiserve, by calling the administrator at (800) 519-3111 or by writing to the administrator at the address listed in Question 2 above. You will be charged a service fee of $15 for each requested sale and a processing fee of $0.12 per each whole share and fraction sold, which includes the applicable brokerage commissions the administrator is required to pay. The fees will be deducted from the proceeds of the sale. Shares you sell in this manner will be aggregated with those of other participants for whom the administrator is also selling shares on the same date. The administrator will process all sale orders on the day the administrator receives them, provided that the instructions are received before 1:00 p.m., Eastern time, on a business day during which the administrator and the NYSE are open for business. If your sale instructions are received after 1:00 p.m., Eastern Time, on a business day on which the administrator and the NYSE are open for business, the sale order will be processed on the following business day. The sale price for shares sold will be the market price received from the sale of such shares. Your sales proceeds would then be remitted to you by check.

        You will not earn interest on funds generated from the sale of shares for the time period between the date of sale and the date on which you receive your check. The administrator reserves the right to designate a broker to sell shares on the open market. All sale requests having an anticipated market value of $100,000 or more must be submitted in written form. In addition, all sale requests within 30 days of an address change to your account must be submitted in written form.

        Neither we nor any Plan participant has the authority or power to control the timing, pricing, or the selection of a broker of any shares sold. Therefore, you will not be able to precisely time your sales through the Plan, and you will bear the market risk associated with fluctuations in the price of our common stock. That is, if you send in a request for a sale, it is possible that the market price of our common stock could increase or decrease before the sale is completed. If you prefer to have control over the exact price and timing of your sale, you may request through the Internet, by telephone or in writing that the administrator issue to you a certificate for any or all of the whole shares in your Plan account, and thereafter, you can conduct the transaction through a broker-dealer of your choice.

        Instructions sent to the administrator to sell shares are binding on all participants and may not be rescinded.

24.
How may I transfer all or a part of my shares held in the Plan to another person?

        You may transfer ownership of all or part of your shares held in the Plan through gift, private sale or otherwise, by mailing to the administrator at the address provided in Question 2 above a properly executed stock power, along with a letter with specific instructions regarding the transfer and a Substitute Form W-9 (Certification of Taxpayer Identification Number) completed by the transferee. Requests for transfer of shares held in the Plan are subject to the same requirements as the transfer of common stock certificates, including the requirement of a medallion signature guarantee on the stock power. The administrator will provide you with the appropriate forms upon request. If you have any stock certificates bearing a restrictive legend in your Plan account, the administrator will comply with the provisions of the restrictive legend before effecting a sale or transfer of the restricted shares. All transfers will be subject to the limitations on ownership and transfer provided in our charter which are summarized below in the section entitled "Restrictions on Ownership of Shares" and which are incorporated into this prospectus by reference. If you have any questions regarding transfer requirements for shares in your Plan account, please contact the administrator as specified in Question 2 above.

25.
What reports will be sent to participants in the Plan?

        You will receive a statement whenever there is activity affecting your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance, or dividend reinvestment. Statements will be sent promptly following each transaction. These statements are a record of your Plan account activity showing your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested (if applicable) and any applicable fees charged for your respective transactions during that period. You should retain these statements for tax purposes.

        The final statement for each year will show all pertinent information for that calendar year, including tax-related information. The administrator may charge you a fee for additional copies of your account statements.

        You may also view year-to-date transaction activity in your Plan account for the current year, as well as activity in prior years, by accessing your Plan account at the administrator's website at www.computershare.com/equiserve.

        The administrator will also send you copies of each prospectus and any amendments or supplements to the prospectus describing the Plan. We will also send you the same information that we send to other stockholders, including annual reports, notices of stockholders' meetings, proxy statements, and income tax reporting information.

        Any participant that participates in the Plan through a broker, bank or nominee, should contact that party for similar statements or material.

26.
What happens if we issue a stock dividend or subscription rights, declare a stock split or make any other distribution in respect of shares of our common stock?

        All split shares, stock dividends, or any other distribution of our common stock on shares credited to your Plan account and/or on shares held by you in the form of stock certificates will be credited to your Plan account with the appropriate number of shares of our common stock on the payment date.

In the event that we make available to the holders of our common stock subscription rights to purchase additional shares of common stock, the administrator will sell the rights accruing to all shares held by the administrator for participants and apply the net proceeds of the sale to the purchase of common stock with the next monthly optional cash purchase.

27.
May shares in my account be pledged?

        You may not pledge shares credited to your or any other participant's account and any purported pledge will be void. If you wish to pledge shares, those shares must be withdrawn from the Plan.

28.
Will I be able to vote my shares of common stock held in the Plan?

        Whole shares held in a Plan account may be voted in person or by the proxy sent to you. Fractions of shares may not be voted.

        If you return your proxy properly signed and marked for voting, all the shares covered by the proxy—those registered in your name and/or those credited to your account under the Plan—will be voted as marked. If the proxy is returned properly signed but without indicating instructions as to the manner in which your shares are to be voted with respect to any item thereon, the shares will be voted in accordance with the recommendations of our board of directors. If your proxy is not returned, or if it is returned unexecuted or improperly executed, your shares will be voted only if you attend the meeting and vote in person.

29.
What are the federal income tax consequences of participating in the Plan?

        If you reinvest dividends, you will still be treated for federal income tax purposes as having received a dividend on the dividend payment date. By reinvesting dividends you will be liable for the payment of income tax on the dividends despite not receiving immediate cash dividends to satisfy the tax liability. In addition, for reinvested dividends and optional cash purchases, you will be generally treated as having received a constructive distribution, which may give rise to additional tax liability to the extent we pay brokerage commissions on your behalf or purchase shares at a discount. See the section entitled "Certain Federal Income Tax Consequences Associated with Participating in the Plan" below.

30.
Are there any limitations of liability for the company or the administrator?

        Neither we nor the administrator (nor any of our or its respective agents, representatives, employees, officers, directors, or subcontractors) will be liable in administering the Plan for any act done in good faith nor for any good faith omission to act, including, without limitation, any claim of liability arising from failure to terminate your Plan account upon your death prior to receipt of notice in writing of such death, with respect to the prices or times at which shares are purchased or sold for you or fluctuations in the market value of common stock. You should recognize that the prices of shares purchased under the Plan will be determined by, and subject to, market conditions, and neither we nor the administrator can provide any assurance of a profit or protection against loss on any shares purchased under the Plan.

31.
May the Plan be changed or terminated?

        We may amend, modify, suspend or terminate the Plan at any time. You will be notified by the administrator in writing of any substantial modifications made to the Plan. Any amendment may include an appointment by the administrator in its place of a successor administrator under the terms and conditions set forth herein, in which event we are authorized to pay the successor for the account of each participant, all dividends and distributions payable on common stock held by the participant under the Plan for application by the successor as provided herein. Notwithstanding the foregoing, this action will not have any retroactive effect that would prejudice your interests.

        Any amendment, suspension, modification or termination of the Plan will not affect your rights as a stockholder in any way, and any "book-entry" shares you own will continue to be credited to your account with the administrator unless you specifically request otherwise.

        If your Plan account balance falls below one full share, the administrator reserves the right to liquidate your Plan account and remit the proceeds, less any applicable fees, to you at your address of record and to terminate your participation in the Plan.

32.
What law governs the Plan?

        The Plan is governed by the laws of the State of Maryland.

RESTRICTIONS ON OWNERSHIP OF SHARES

        Because our board of directors believes it is essential for us to continue to qualify as a REIT, our charter documents contain restrictions on the ownership and transfer of our capital stock which are intended to assist us in complying with the requirements to qualify as a real estate investment trust.

        If our board of directors is, at any time and in good faith, of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of stock has or may become concentrated in the hands of one beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act), our board of directors has the power:

  •
  by any means deemed equitable by it to call for the purchase from any stockholder a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of stock of the beneficial owner to a level of no more than 9.9% of the outstanding voting shares of our stock; and

  •
  to refuse to transfer or issue voting shares of stock to any person whose acquisition of those voting shares would, in the opinion of our board of directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of our stock.

        Further, any transfer of shares, options, warrants or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding shares of our stock shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of stock so redeemed shall be equal to:

  •
  the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange;

  •
  the average of the closing sales prices for the shares, if then listed on more than one national securities exchange;

  •
  if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of the acquisitions are sent; or

  •
  if none of these closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of the stock as determined by our board of directors in accordance with the provisions of applicable law.

        From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price for the shares.

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND DIVIDENDS

        Our shares of Common Stock are traded on the New York Stock Exchange under the symbol "OHI." The following table sets forth, for the periods shown, the high and low prices as reported on the New York Stock Exchange Composite for the periods indicated and cash dividends per share:

2005				2004
Quarter	High	Low	Dividends Per Share	Quarter	High	Low	Dividends Per Share
First	$11.950	$10.310	$0.20	First	$11.450	$9.150	$0.17
Second	13.650	10.580	0.21	Second	11.250	8.350	0.18
Third	14.280	12.390	0.22	Third	10.800	9.470	0.18
Fourth	13.980	11.660	0.22	Fourth	12.950	10.670	0.19

			$0.85				$0.72

        The closing price on March 13, 2006 was $13.20 per share. As of March 13, 2006 there were 57,519,319 shares of common stock outstanding with 2,319 registered holders.

        The following table provides information about all equity awards under our company's 2004 Stock Incentive Plan, 2000 Stock Incentive Plan and 1993 Amended and Restated Stock Option and Restricted Stock Plan as of December 31, 2005.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	756,606(1)	$5.46	2,904,875
Equity compensation plans not approved by security holders	—	—	—
Total	756,626(1)	$5.46	2,904,875

(1)
Reflects 211,667 shares of restricted common stock and 317,000 shares of common stock issuable upon vesting of performance restricted stock units.

        We expect to continue our policy of paying regular cash dividends, although there is no assurance as to future dividends because they depend on future earnings, capital requirements and our financial condition. In addition, the payment of dividends is subject to the restrictions described in Note 13 to our consolidated financial statements included elsewhere herein.

CAPITALIZATION

        The following table presents our capitalization as of December 31, 2005 on:

  •
  an actual basis; and

  •
  pro forma basis to give effect to the redemption on January 18, 2006 of the remaining $20.7 million of our $100 million aggregate principal amount 6.95% notes due 2007 at a cost of $0.8 million with funds deposited with the Trustee on December 31, 2005.

	As of December 31, 2005
	Actual	Pro forma
	(In thousands)
Cash and cash equivalents	$3,948	$3,948

Debt:
Senior credit facility(1)	$58,000	$58,000
7% Senior Notes due 2014	310,000	310,000
7% Senior Notes due 2016	175,000	175,000
(Discount)/premium on unsecured borrowings—net	(253)	(253)
6.95% Senior Notes due 2007	20,682	—
Other long-term borrowings	2,800	2,800

Total indebtedness	566,229	545,547

Stockholders' Equity:
Preferred Stock $1.00 par value; authorized—20,000,000 shares:
Issued and Outstanding—4,739,500 shares Series D with and aggregate liquidation preference of $118,487,500 as of December 31, 2005	118,488	118,488
Common Stock $.10 par value:
Authorized—100,000,000 shares
Issued and Outstanding—56,871,779 as of December 31, 2005	5,687	5,687
Additional paid in capital	657,920	657,920
Cumulative net earnings	227,701	226,899
Cumulative dividends paid	(536,041)	(536,041)
Cumulative dividends—redemption	(43,067)	(43,067)
Unamortized other comprehensive (loss)	(1,167)	(1,167)
Accumulated other comprehensive income	160	160

Total stockholders' equity	429,681	428,879

Total capitalization	$995,910	$974,426

Debt to total capitalization	56.9%	56.0%

(1)
Subject to certain conditions, we are able to borrow up to $200 million under our senior credit facility. For a description of the senior credit facility, see "Description of Other Indebtedness—Senior Credit Facility."

SELECTED FINANCIAL DATA

        The following table sets forth our selected financial data and operating data for our company on a historical basis. The following data should be read in conjunction with our audited consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. Our historical operating results may not be comparable to our future operating results.

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in thousands, except per share amounts)
Operating Data
Revenues from core operations	$105,812	$84,754	$76,280	$79,169	$78,716
Revenues from nursing home operations	—	—	4,395	42,203	160,580

Total revenues	$105,812	$84,754	$80,675	$121,372	$239,296

Income (loss) from continuing operations	$30,151	$10,069	$27,396	$(4,335)	$(22,253)
Net income (loss) available to common	23,290	(40,123)	2,915	(34,761)	(36,651)
Per share amounts:
Income (loss) from continuing operations:
Basic	$0.32	$(1.03)	$0.20	$(0.70)	$(2.11)
Diluted	0.32	(1.03)	0.19	(0.70)	(2.11)
Net income (loss) available to common:
Basic	$0.45	$(0.88)	$0.08	$(1.00)	$(1.83)
Diluted	0.45	(0.88)	0.08	(1.00)	(1.83)
Dividends, Common Stock(1)	0.85	0.72	0.15	—	—
Dividends, Series A Preferred(1)	—	1.16	6.94	—	—
Dividends, Series B Preferred(1)	1.09	2.16	6.47	—	—
Dividends, Series C Preferred(2)	—	—	29.81	—	—
Dividends, Series D Preferred(1)	2.09	1.52	—	—	—
Weighted-average common shares outstanding, basic	51,738	45,472	37,189	34,739	20,038
Weighted-average common shares outstanding, diluted	52,059	45,472	38,154	34,739	20,038
	December 31,
	2005	2004	2003	2002	2001
	(in thousands)
Balance Sheet Data
Gross investments	$1,125,382	$956,331	$841,416	$881,220	$938,229
Total assets	1,015,729	833,563	729,013	804,148	892,414
Revolving lines of credit	58,000	15,000	177,074	177,000	193,689
Other long-term borrowings	508,229	364,508	103,520	129,462	219,483
Stockholders equity	429,681	432,480	436,235	479,701	450,690

(1)
Dividends per share are those declared and paid during such period.

(2)
Dividends per share are those declared during such period, based on the number of shares of common stock issuable upon conversion of the outstanding Series C preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Our portfolio of investments at December 31, 2005, consisted of 227 healthcare facilities, located in 27 states and operated by 35 third-party operators. Our gross investment in these facilities totaled approximately $1,102 million at December 31, 2005, with 98% of our real estate investments related to long-term healthcare facilities. This portfolio is made up of 193 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties and fixed rate mortgages on 32 long-term healthcare facilities. At December 31, 2005, we also held other investments of approximately $23 million, consisting primarily of secured loans to third-party operators of our facilities.

Medicare Reimbursement

        All of our properties are used as healthcare facilities; therefore, we are directly affected by the risk associated with the healthcare industry. Our lessees and mortgagors, as well as any facilities that may be owned and operated for our own account from time to time, derive a substantial portion of their net operating revenues from third-party payors, including the Medicare and Medicaid programs. These programs are highly regulated by federal, state and local laws, rules and regulations, and subject to frequent and substantial change.

        In 1997, the Balanced Budget Act significantly reduced spending levels for the Medicare and Medicaid programs, in part because the legislation modified the payment methodology for skilled nursing facilities ("SNFs") by shifting payments for services provided to Medicare beneficiaries from a reasonable cost basis to a prospective payment system. Under the prospective payment system, SNFs are paid on a per diem prospective case-mix adjusted basis for all covered services. Implementation of the prospective payment system has affected each long-term care facility to a different degree, depending upon the amount of revenue such facility derives from Medicare patients.

        Legislation adopted in 1999 and 2000 provided for a few temporary increases to Medicare payment rates, but these temporary increases have since expired. Specifically, in 1999 the Balanced Budget Refinement Act included a 4% across-the-board increase of the adjusted federal per diem payment rates for all patient acuity categories (known as "Resource Utilization Groups" or "RUGs") that were in effect from April 2000 through September 30, 2002. In 2000, the Benefits Improvement and Protection Act included a 16.7% increase in the nursing component of the case-mix adjusted federal periodic payment rate, which was implemented in April 2000 and also expired October 1, 2002. The October 1, 2002 expiration of these temporary increases has had an adverse impact on the revenues of the operators of SNFs and has negatively impacted some operators' ability to satisfy their monthly lease or debt payments to us.

        The Balanced Budget Refinement Act and the Benefits Improvement and Protection Act also established temporary increases, beginning in April 2001, to Medicare payment rates to SNFs that were designated to remain in place until the Centers for Medicare and Medicaid Services ("CMS") implemented refinements to the existing RUG case-mix classification system to more accurately estimate the cost of non-therapy ancillary services. The Balanced Budget Refinement Act provided for a 20% increase for 15 RUG categories until CMS modified the RUG case-mix classification system. The Benefits Improvement and Protection Act modified this payment increase by reducing the 20% increase for three of the 15 RUGs to a 6.7% increase and instituting an additional 6.7% increase for eleven other RUGs.

        On August 4, 2005, CMS published a final rule, effective October 1, 2005, establishing Medicare payments for SNFs under the prospective payment system for federal fiscal year 2006 (October 1, 2005 to September 30, 2006). The final rule modified the RUG case-mix classification system and added nine new categories to the system, expanding the number of RUGs from 44 to 53. The implementation of the RUG refinements triggered the expiration of the temporary payment increases of 20% and 6.7% established by the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, respectively. Additionally, CMS announced updates in the final rule to reimbursement rates for SNFs in federal fiscal year 2006 based on an increase in the "full market-basket" of 3.1%.

        In the August 4, 2005 notice, CMS estimated that the increases in Medicare reimbursements to SNFs arising from the refinements to the prospective payment system and the market basket update under the final rule will offset the reductions stemming from the elimination of the temporary increases during federal fiscal year 2006. CMS estimated that there will be an overall increase in Medicare payments to SNFs totaling $20 million in fiscal year 2006 compared to 2005.

        Nonetheless, we cannot accurately predict what effect, if any, these changes will have on our lessees and mortgagors in 2006 and beyond. These changes to the Medicare prospective payment system for SNFs, including the elimination of temporary increases, could adversely impact the revenues of the operators of nursing facilities and could negatively impact the ability of some of our lessees and mortgagors to satisfy their monthly lease or debt payments to us.

        A 128% temporary increase in the per diem amount paid to SNFs for residents who have AIDS took effect on October 1, 2004. This temporary payment increase arises from the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("Medicare Modernization Act"). The August 2005 notice announcing the final rule for the SNF prospective payment system for fiscal year 2006 clarified that the increase will remain in effect for fiscal year 2006, although CMS also noted that the AIDS add-on was not intended to be permanent.

        A significant change enacted under the Medicare Modernization Act is the creation of a new prescription drug benefit, Medicare Part D, which went into effect January 1, 2006. The significant expansion of benefits for Medicare beneficiaries arising under the expanded prescription drug benefit could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts for our operators. As part of this new program, the prescription drug benefits for patients who are dually eligible for both Medicare and Medicaid are being transitioned from Medicaid to Medicare, and many of these patients reside in long-term care facilities. The Medicare program has experienced significant operational difficulties in transitioning prescription drug coverage for this population since the benefit went into effect on January 1, 2006, although it is unclear whether or how issues involving Medicare Part D might have any direct financial impacts on our operators.

        On February 8, 2006, the President signed into law a $39.7 billion budget reconciliation package called the Deficit Reduction Act of 2005 ("Deficit Reduction Act") to lower the federal budget deficit. The Deficit Reduction Act includes net savings of $8.3 billion from the Medicare program over 5 years.

        The Deficit Reduction Act contains a provision reducing payments to SNFs for allowable bad debts. Currently, Medicare reimburses SNFs for 100% of beneficiary bad debt arising from unpaid deductibles and coinsurance amounts. In 2003, CMS released a proposed rule seeking to reduce bad debt reimbursement rates for certain providers, including SNFs, by 30% over a three-year period. CMS never finalized its 2003 proposal. The Deficit Reduction Act reduces payments to SNFs for allowable bad debts by 30% effective October 1, 2005 for those individuals not dually eligible for Medicare and Medicaid. Bad debt payments for the dually eligible population will remain at 100%. These reductions in Medicare payments for bad debt could have a material adverse effect on our operators' financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

        The Deficit Reduction Act also contains a provision governing the therapy caps that went into place under Medicare on January 1, 2006. The therapy caps limit the physical therapy, speech-language therapy and occupation therapy services that a Medicare beneficiary can receive during a calendar year. The therapy caps were in effect for calendar year 1999 and then suspended by Congress for three years. An inflation-adjusted therapy limit ($1,590 per year) was implemented in September of 2002, but then once again suspended in December of 2003 by the Medicare Modernization Act. Under the Medicare Modernization Act, Congress placed a two-year moratorium on implementation of the caps, which expired at the end of 2005.

        The inflation-adjusted therapy caps are set at $1,740 for 2006. These caps do not apply to therapy services covered under Medicare Part A in a SNF, although the caps apply in most other instances involving patients in SNFs or long-term care facilities who receive therapy services covered under Medicare Part B. The Deficit Reduction Act permits exceptions in 2006 for therapy services to exceed the caps when the therapy services are deemed medically necessary by the Medicare program. The therapy caps could have a material adverse effect on our operators' financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

        In general, we cannot be assured that federal reimbursement will remain at levels comparable to present levels or that such reimbursement will be sufficient for our lessees or mortgagors to cover all operating and fixed costs necessary to care for Medicare and Medicaid patients. We also cannot be assured that there will be any future legislation to increase Medicare payment rates for SNFs, and if such payment rates for SNFs are not increased in the future, some of our lessees and mortgagors may have difficulty meeting their payment obligations to us.

Medicaid and Other Third-Party Reimbursement

        Each state has its own Medicaid program that is funded jointly by the state and federal government. Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit the needs and resources of their citizens. Currently, Medicaid is the single largest source of financing for long-term care in the United States. Rising Medicaid costs and decreasing state revenues caused by recent economic conditions have prompted an increasing number of states to cut or consider reductions in Medicaid funding as a means of balancing their respective state budgets. Existing and future initiatives affecting Medicaid reimbursement may reduce utilization of (and reimbursement for) services offered by the operators of our properties.

        In recent years, many states have announced actual or potential budget shortfalls, and many budget forecasts in 2006 could be similar. As a result of these budget shortfalls, many states have announced that they are implementing or considering implementing "freezes" or cuts in Medicaid reimbursement rates, including rates paid to SNF and long-term care providers, or reductions in Medicaid enrollee benefits, including long-term care benefits. We cannot predict the extent to which Medicaid rate freezes, cuts or benefit reductions ultimately will be adopted, the number of states that will adopt them or the impact of such adoption on our operators. However, extensive Medicaid rate cuts, freezes or benefit reductions could have a material adverse effect on our operators' liquidity, financial condition and results of operations, which could adversely affect their ability to make lease or mortgage payments to us.

        The Deficit Reduction Act includes $4.7 billion in savings from Medicaid and the State Children's Health Insurance Program over 5 years. The Deficit Reduction Act gives states the option to increase Medicaid cost-sharing and reduce Medicaid benefits, accounting for an estimated $3.2 billion in federal savings over five years. The remainder of the Medicaid savings under the Deficit Reduction Act comes primarily from changes to prescription drug reimbursement ($3.9 billion in savings over five years) and tightened policies governing asset transfers ($2.4 billion in savings over five years).

        Asset transfer policies, which determine Medicaid eligibility based on whether a Medicaid applicant has transferred assets for less than fair value, are more restrictive under the Deficit

Reduction Act, which extends the look-back period to 5 years, moves the start of the penalty period and makes individuals with more than $500,000 in home equity ineligible for nursing home benefits (previously, the home was excluded as a countable asset for purposes of Medicaid eligibility). These changes could have a material adverse effect on our operators' financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

        Additional reductions in federal funding are expected for some state Medicaid programs as a result of changes in the percentage rates used for determining federal assistance on a state-by-state basis. Legislation has been introduced in Congress that would partially mitigate the reductions for some states that would experience significant reductions in federal funding, although whether Congress will enact this or other legislation remains uncertain.

        Finally, private payors, including managed care payors, increasingly are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk of operating a healthcare facility. Efforts to impose greater discounts and more stringent cost controls are expected to continue. Any changes in reimbursement policies that reduce reimbursement levels could adversely affect the revenues of our lessees and mortgagors, thereby adversely affecting those lessees' and mortgagors' abilities to make their monthly lease or debt payments to us.

Fraud and Abuse Laws and Regulations

        There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. The federal and state governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. Penalties for healthcare fraud have been increased and expanded over recent years, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs, and the Office of the Inspector General for the U.S. Department of Health and Human Services, in cooperation with other federal and state agencies, continues to focus on the activities of SNFs in certain states in which we have properties.

        In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery. Because of these incentives, these so-called "whistleblower" suits have become more frequent. Some states currently have statutes that are analogous to the federal False Claims Act. The Deficit Reduction Act encourages additional states to enact such legislation and encourages increased enforcement activity by permitting states to retain 10% of any recovery for that state's Medicaid program. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator's ability to make lease or mortgage payments to us or to continue operating its facility.

Legislative and Regulatory Developments

        Each year, legislative and regulatory proposals are introduced or proposed in Congress, state legislatures as well as by federal and state agencies that, if implemented, could result in major changes in the healthcare system, either nationally or at the state level. In addition, regulatory proposals and rules are released on an ongoing basis that may have major impacts on the healthcare system generally and the industries in which our operators do business. Legislative and regulatory developments can be expected to occur on an ongoing basis at the local, state and federal levels that have direct or indirect impacts on the policies governing the reimbursement levels paid to our facilities by public and private third-party payors, the costs of doing business and the threshold requirements that must be met for facilities to continue operation or to expand.

        The Medicare Modernization Act, which is one example of such legislation, was enacted in December 2003. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the prescription drug benefit, could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts on our operators. Although the creation of a prescription drug benefit for Medicare beneficiaries was expected to generate fiscal relief for state Medicaid programs, the structure of the benefit and costs associated with its implementation may mitigate the relief for states that was anticipated.

        The Deficit Reduction Act is another example of such legislation. The provisions in the legislation designed to create cost savings from both Medicare and Medicaid could diminish reimbursement for our operators under both Medicare and Medicaid.

        CMS also launched the Nursing Home Quality Initiative program in 2002, which requires nursing homes participating in Medicare to provide consumers with comparative information about the quality of care at the facility. In the event any of our operators do not maintain the same or superior levels of quality care as their competitors, patients could choose alternate facilities, which could adversely impact our operators' revenues. In addition, the reporting of such information could lead in the future to reimbursement policies that reward or penalize facilities on the basis of the reported quality of care parameters. In late 2005, CMS began soliciting public comments regarding a demonstration to examine pay-for-performance approaches in the nursing home setting that would offer financial incentives for facilities to deliver high quality care. The proposed three-year demonstration could begin as early as late 2006. Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements in the current or future fiscal years and federal legislation addressing various issues, such as improving quality of care and reducing medical errors throughout the health care industry. We cannot accurately predict whether specific proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Significant Highlights

        The following significant highlights occurred during the twelve-month period ended December 31, 2005.

  Financing

  •
  In May 2005, we fully redeemed our 8.625% Series B cumulative preferred stock.

  •
  In November 2005, we issued 5.175 million shares of our common stock.

  •
  In December 2005, we completed a primary offering of $50 million, 7% unsecured notes due 2014.

  •
  In December 2005, we completed a primary offering of $175 million, 7% unsecured notes due 2016.

  •
  In December 2005, we tendered for and purchased 79.3% of our $100 million aggregate principal amount of 6.95% notes due 2007.

  •
  In December 2005, we authorized the redemption of 20.7% of all outstanding $100 million aggregate principal amount of 6.95% notes due 2007 that were not otherwise tendered.

  Dividends

  •
  In 2005, we paid common stock dividends of $0.20, $0.21, $0.22 and $0.22 per share, for stockholders of record on January 31, 2005, May 2, 2005, July 29, 2005 and October 31, 2005, respectively.

  New Investments

  •
  In January 2005, we acquired approximately $58 million of net new investments and leased to an existing third-party operator.

  •
  In June 2005, we purchased two SNFs for approximately $10 million and leased them to an existing third-party operator.

  •
  In June 2005, we purchased five SNFs for approximately $50 million and leased them to an existing third-party operator.

  •
  In November 2005, we purchased three SNFs for approximately $13 million and leased them to an existing third-party operator.

  •
  In December 2005, we closed on a first mortgage loan to an existing operator for approximately $62 million associated with six SNFs and one ALF.

  •
  In December 2005, we purchased ten SNFs and one ALF for approximately $115 million and leased them to an existing third-party operator.

  Re-leasing, Asset Sales and Other

  •
  In January 2005, we re-leased one SNF to an affiliate of an existing operator.

  •
  In February 2005, Mariner prepaid in full its approximately $60 million mortgage.

  •
  In December 2005, AHC Properties, Inc. exercised its purchase option and purchased six ALFs from us for approximately $20 million.

  •
  Throughout 2005, in various transactions, we sold eight SNFs and 50.4 acres of undeveloped land for cash proceeds of approximately $33 million.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements. These policies were followed in preparing the consolidated financial statements for all periods presented. Actual results could differ from those estimates.

        We have identified four significant accounting policies that we believe are critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant assumptions, judgments and estimates. With respect to these critical accounting policies, we believe the application of judgments and assessments is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The four critical accounting policies are:

Revenue Recognition

        With the exception of certain master leases, rental income and mortgage interest income are recognized as earned over the terms of the related master leases and mortgage notes, respectively. Such income generally includes periodic increases based on pre-determined formulas (i.e., such as increases in the CPI) as defined in the master leases and mortgage loan agreements. Reserves are taken against earned revenues from leases and mortgages when collection becomes questionable or when negotiations for restructurings of troubled operators result in significant uncertainty regarding ultimate collection.

The amount of the reserve is estimated based on what management believes will likely be collected. When collection is uncertain, lease revenues are recorded when received, after taking into account application of security deposits. Interest income on impaired mortgage loans is recognized when received after taking into account application of principal repayments and security deposits.

        We recognize the minimum base rental revenue under master leases with fixed increases on a straight-line basis over the term of the related lease. Accrued straight-line rents represent the rental revenue recognized in excess of rents due under the lease agreements at the balance sheet date.

        Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

Depreciation and Asset Impairment

        Under GAAP, real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Depreciation is computed on a straight-line basis over the estimated useful lives of 25 to 40 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment. Management periodically, but not less than annually, evaluates our real estate investments for impairment indicators, including the evaluation of our assets' useful lives. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be permanently less than the carrying values of the assets. An adjustment is made to the net carrying value of the leased properties and other long-lived assets for the excess of historical cost over fair value. The fair value of the real estate investment is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

        If we decide to sell rental properties or land holdings, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers.

        For the years ended December 31, 2005, 2004, and 2003, we recognized impairment losses of $9.6 million, $0.0 million and $8.9 million, respectively, including amounts classified within discontinued operations.

Loan Impairment

        Management, periodically but not less than annually, evaluates our outstanding loans and notes receivable. When management identifies potential loan impairment indicators, such as non-payment under the loan documents, impairment of the underlying collateral, financial difficulty of the operator or other circumstances that may impair full execution of the loan documents, and management believes these indicators are permanent, then the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows cannot be estimated, the loan is written down to the fair value of the collateral. The fair value of the loan is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. We recorded loan impairments of $0.1 million, $0.0 million and $0.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Assets Held for Sale and Discontinued Operations

        Pursuant to the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of specified real estate assets that have been sold, or otherwise qualify as held for disposition (as defined by SFAS No. 144), are reflected as discontinued operations in the consolidated statements of operations for all periods presented. We had three assets held for sale as of December 31, 2005 with a combined net book value of $1.2 million. We held no assets that qualified as held for sale as of December 31, 2004.

Results of Operations

        The following is our discussion of the consolidated results of operations, financial position and liquidity and capital resources, which should be read in conjunction with our audited consolidated financial statements and accompanying notes.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Operating Revenues

        Our operating revenues for the year ended December 31, 2005 totaled $105.8 million, an increase of $21.1 million, over the same period in 2004. The $21.1 million increase was primarily a result of new investments made throughout 2004 and 2005, contractual interest revenue associated with the payoff of a mortgage note, re-leasing and restructuring activities completed throughout 2004 and 2005, as well as scheduled contractual increases in rents. The increase in operating revenues from new investments was partially offset by a reduction in mortgage interest income.

        Detailed changes in operating revenues for the year ended December 31, 2005 are as follows:

  •
  Rental income was $92.4 million, an increase of $24.0 million over the same period in 2004. The increase was due to new leases entered into throughout 2004 and 2005, re-leasing and restructuring activities and scheduled contractual increases in rents.

  •
  Mortgage interest income totaled $6.5 million, a decrease of $6.7 million over the same period in 2004. The decrease is primarily the result of normal amortization and a $60 million loan payoff that occurred in the first quarter of 2005.

  •
  Miscellaneous revenue was $4.5 million, an increase of $3.6 million over the same period in 2004. The increase was due to contractual revenue owed to us as a result of a mortgage note prepayment.

Operating Expenses

        Operating expenses for the year ended December 31, 2005 totaled $39.3 million, an increase of approximately $11.3 million over the same period in 2004. The increase was primarily due to $5.5 million non-cash provision for impairment charges recorded throughout 2005, a $1.1 million lease expiration accrual recorded in 2005 and $5.0 million of increased depreciation expense.

        Detailed changes in our operating expenses for the year ended December 31, 2005 are as follows:

  •
  Our depreciation and amortization expense was $24.2 million, compared to $19.2 million for the same period in 2004. The increase is due to new investments placed throughout 2004 and 2005.

  •
  Our general and administrative expense, when excluding restricted stock amortization expense, was $7.4 million, compared to $7.7 million for the same period in 2004.

  •
  A $5.5 million provision for impairment charge was recorded to reduce the carrying value on three facilities to their estimated fair value during the twelve months ended December 31, 2005.

  •
  A $0.1 million provision for uncollectible notes receivable.

  •
  A $1.1 million lease expiration accrual relating to disputed capital improvement requirements associated with a lease that expired June 30, 2005.

Other Income (Expense)

        For the year ended December 31, 2005, our total other net expenses were $36.3 million as compared to $46.6 million for the same period in 2004. The significant changes are as follows:

  •
  Our interest expense, excluding amortization of deferred costs and refinancing related interest expenses, for the year ended December 31, 2005 was $29.9 million, compared to $23.1 million for the same period 2004. The increase of $6.8 million was primarily due to higher debt on our balance sheet versus the same period in 2004.

  •
  For the year ended December 31, 2005, we recorded a $2.8 million non-cash charge associated with the tender and purchase of 79.3% of our $100 million aggregate principal amount of 6.95% unsecured notes due 2007.

  •
  For the year ended December 31, 2005, we recorded a $3.4 million provision for impairment on an equity security. In accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, we recorded the provision for impairment to write-down our 760,000 share investment in Sun common stock to its then current fair market value of $4.9 million.

  •
  For the year ended December 31, 2004, we recorded $19.1 million of refinancing-related charges associated with refinancing our capital structure. The $19.1 million consists of a $6.4 million exit fee paid to our old bank syndication and a $6.3 million non-cash deferred financing cost write-off associated with the termination of our $225 million credit facility and our $50 million acquisition facility, and a loss of approximately $6.5 million associated with the sale of an interest rate cap.

  •
  For the year ended December 31, 2005, we recorded a $1.6 million in net cash proceeds resulting from settlement of a lawsuit filed suit filed by us against a former tenant.

  •
  For the year ended December 31, 2004, we recorded a $3.0 million charge associated with professional liability claims made against our former owned and operated facilities.

2005 Income from Discontinued Operations

        Discontinued operations relate to properties we disposed of in 2005 or are currently held-for-sale and are accounted for as discontinued operations under SFAS No. 144. For the year ended December 31, 2005, we sold eight SNFs, six ALFs and 50.4 acres of undeveloped land for combined cash proceeds of approximately $53 million, net of closing costs and other expenses, resulting in a combined accounting gain of approximately $8.0 million.

        We had three assets held for sale as of December 31, 2005 with a combined net book value of $1.2 million. During the three months ended March 31, 2005, a $3.7 million provision for impairment charge was recorded to reduce the carrying value on two facilities, which were subsequently closed, to their estimated fair value. During the three months ended December 31, 2005, a $0.5 million impairment charge was recorded to reduce the carrying value of one facility, currently under contract to be sold in the first quarter of 2006, to its sales price.

        In accordance with SFAS No. 144, the $8.0 million realized net gain as well as the combined $4.2 million impairment charge is reflected in our consolidated statements of operations as discontinued operations.

Funds From Operations

        Our funds from operations available to common stockholders ("FFO"), for the year ended December 31, 2005, was $40.6 million, compared to a deficit of $21.9 million, for the same period in 2004.

        We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts ("NAREIT"), and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other real estate investment trusts ("REITs") that do not use the same definition or implementation guidelines or interpret the standards differently from us.

        We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial statements in evaluating our financial performance under GAAP, and FFO should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

        In February 2004, NAREIT informed its member companies that it was adopting the position of the Securities and Exchange Commission ("SEC") with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the tables included in this disclosure, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company's FFO results may not be meaningful.

        The following table presents our FFO results reflecting the impact of asset impairment charges (the SECs interpretation) for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004
Net income (loss) available to common	$23,290	$(40,123)
Deduct gain from real estate dispositions(1)	(7,969)	(3,310)

	15,321	(43,433)
Elimination of non-cash items included in net income (loss):
Depreciation and amortization(2)	25,277	21,551

Funds from operations available to common stockholders	$40,598	$(21,882)

(1)
The deduction of the gain from real estate dispositions includes the facilities classified as discontinued operations in our consolidated financial statements. The gain deducted includes $8.0 million gain and $3.3 million gain related to facilities classified as discontinued operations for the year ended December 31, 2005 and 2004, respectively.

(2)
The add back of depreciation and amortization includes the facilities classified as discontinued operations in our consolidated financial statements. FFO for 2005 and 2004 includes depreciation and amortization of $1.1 million and $2.3 million, respectively, related to facilities classified as discontinued operations.

Taxes

        No provision for federal income taxes has been made since we qualify as a REIT under the provisions of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. For tax year 2005, preferred and common dividend payments of approximately $56 million made throughout 2005 satisfy the 2005 REIT requirements (which states we must distribute at least 90% of our REIT taxable income for the taxable year and meet certain other conditions). We are permitted to own up to 100% of a "taxable REIT subsidiary" ("TRS"). Currently we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had net operating loss carry-forwards as of December 31, 2005 of $14.4 million. These loss carry-forwards were fully reserved with a valuation allowance due to uncertainties regarding realization.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Operating Revenues

        Our operating revenues for the year ended December 31, 2004 totaled $84.8 million, an increase of $4.1 million from the same period in 2003. When excluding nursing home revenues of owned and operated assets, revenues increased $8.5 million. The $8.5 million increase was primarily a result of new investments made in the second and fourth quarters of 2004, re-leasing and restructuring activities completed throughout 2003 and during the first quarter of 2004, as well as scheduled contractual increases in rents.

        Detailed changes in operating revenues for the year ended December 31, 2004 are as follows:

  •
  Rental income was $68.3 million, an increase of $10.7 million over the same period in 2003. The increase was due to new leases entered into in April, November and December of 2004, re-leasing and restructuring activities and scheduled contractual increases in rents.

  •
  Mortgage interest income totaled $13.3 million, a decrease of $1.4 million over the same period in 2003. The decrease is primarily the result of mortgage payoffs during 2004, the restructuring of two mortgages during 2003 and normal amortization and was partially offset by a new mortgage placed in November 2004.

  •
  Other investment income totaled $2.3 million, a decrease of $0.6 million over the same period in 2003. The primary reason for the decrease was due to the impact of the sale of our investment in a Baltimore, Maryland asset leased by the United States Postal Service ("USPS") in 2003.

Operating Expenses

        Operating expenses for the year ended December 31, 2004 totaled $28.1 million, a decrease of approximately $4.9 million over the same period in 2003. When excluding nursing home expenses of owned and operated assets in 2003, operating expenses increased $0.6 million, primarily due to restricted stock amortization expense resulting from issuance of restricted stock grants in 2004. This increase was partially offset by reductions in general and administrative and legal costs.

        Detailed changes in our operating expenses for the year ended December 31, 2004 are as follows:

  •
  Our general and administrative expense, excluding legal expenses and restricted stock expense, was $6.2 million, compared to $6.6 million for the same period in 2003.

  •
  Our legal expenses were $1.5 million, compared to $2.3 million for the same period in 2003. The decrease is largely attributable to a reduction of legal costs associated with our owned and operated facilities due to the releasing efforts, sales and/or closures of 33 owned and operated assets since December 31, 2001.

  •
  Our restricted stock expense was $1.1 million, compared to $0 for the same period in 2003. The increase is due to the expense associated with restricted stock awards granted during 2004.

  •
  As of December 31, 2004, we no longer owned any facilities that were previously recovered from customers. As a result, our nursing home expenses for owned and operated assets decreased to $0 from $5.5 million in 2003.

        We believe that the presentation of our revenues and expenses, excluding nursing home owned and operated assets, provides a useful measure of the operating performance of our core portfolio as a REIT in view of the disposition of all of our owned and operated assets as of January 1, 2004.

Other Income (Expense)

        For the year ended December 31, 2004, our total other net expenses were $46.6 million as compared to $21.0 million for the same period in 2003. The significant changes are as follows:

  •
  Our interest expense, excluding amortization of deferred costs, for the year ended December 31, 2004 was $23.1 million, compared to $18.5 million for the same period in 2003. The increase of $4.6 million was primarily due to higher debt on our balance sheet versus the same period in 2003.

  •
  For the year ended December 31, 2004, we recorded $19.1 million of refinancing-related charges associated with refinancing our capital structure. The $19.1 million consists of a $6.4 million exit fee paid to our old bank syndication and a $6.3 million non-cash deferred financing cost write-off associated with the termination of our $225 million credit facility and our $50 million acquisition facility, and a loss of approximately $6.5 million associated with the sale of an interest rate cap.

  •
  For the year ended December 31, 2003, we recorded a $2.6 million one-time, non-cash charge associated with the termination of two credit facilities syndicated by Fleet and Provident Bank during 2003.

  •
  For the year ended December 31, 2004, we recorded a $3.0 million charge associated with professional liability claims made against our former owned and operated facilities.

  •
  For the year ended December 31, 2003, we recorded a legal settlement receipt of $2.2 million. In 2000, we filed suit against a title company (later adding a law firm as a defendant), seeking damages based on claims of breach of contract and negligence, among other things, as a result of the alleged failure to file certain Uniform Commercial Code financing statements on our behalf.

2004 Income (Loss) from Discontinued Operations

        Discontinued operations relate to properties we disposed of in 2004 and are accounted for as discontinued operations under SFAS No. 144. For the year ended December 31, 2004, we sold six closed facilities, realizing proceeds of approximately $5.7 million, net of closing costs and other expenses, resulting in a net gain of approximately $3.3 million. In accordance with SFAS No. 144, the $3.3 million realized net gain is reflected in our consolidated statements of operations as discontinued operations.

Funds From Operations

        Our funds from operations available to all equity holders, for the year ended December 31, 2004, was a deficit of $21.9 million, a decrease of $46.4 million as compared to $24.5 million for the same period in 2003. Our FFO for the year ended December 31, 2004, was a deficit of $21.9 million, a decrease of $56.9 million as compared to $35.0 million for the same period in 2003.

        The following table presents our FFO results reflecting the impact of asset impairment charges (the SECs interpretation) for the years ended December 31, 2004 and 2003:

	Year Ended December 31,
	2004	2003
Net (loss) income available to common	$(40,123)	$2,915
Add back loss (deduct gain) from real estate dispositions(1)	(3,310)	149

	(43,433)	3,064
Elimination of non-cash items included in net (loss) income:
Depreciation and amortization(2)	21,551	21,426

Funds from operations available to all equity holders	(21,882)	24,490
Series C Preferred Dividends	—	10,484

Funds from operations available to common stockholders	$(21,882)	$34,974

(1)
The add back of loss/deduction of gain from real estate dispositions includes the facilities classified as discontinued operations in our consolidated financial statements. The loss (deduct gain) add back includes $3.3 million gain and $0.8 million loss related to facilities classified as discontinued operations for the year ended December 31, 2004 and 2003, respectively.

(2)
The add back of depreciation and amortization includes the facilities classified as discontinued operations in our consolidated financial statements. FFO for 2004 and 2003 includes depreciation and amortization of $2.3 million and $2.9 million, respectively, related to facilities classified as discontinued operations.

Portfolio Developments, New Investments and Recent Developments

        The partial expiration of certain Medicare rate increases has had an adverse impact on the revenues of the operators of nursing home facilities and has negatively impacted some operators' ability to satisfy their monthly lease or debt payment to us. In several instances, we hold security deposits that can be applied in the event of lease and loan defaults, subject to applicable limitations under bankruptcy law with respect to operators seeking protection under title 11 of the United States Code, 11 U.S.C. §§ 101-1330, as amended and supplemented, (the "Bankruptcy Code").

        Below is a brief description, by third-party operator, of new investments or operator related transactions that occurred during the year ended December 31, 2005.

New Investments and Re-leasing Activities

CommuniCare Health Services, Inc.

  •
  On December 16, 2005, we purchased ten SNFs and one ALF located in Ohio totaling 1,610 beds for a total investment of $115.3 million. The facilities were consolidated into a new ten year master lease and leased to affiliates of an existing operator, CommuniCare Health Services, Inc. ("CommuniCare"), with annualized rent increasing by approximately $11.6 million, subject to annual escalators, and two ten year renewal options.

  •
  On June 28, 2005, we purchased five SNFs located in Ohio (3) and Pennsylvania (2), totaling 911 beds for a total investment, excluding working capital, of approximately $50 million. The SNFs were purchased from an unrelated third party and are now operated by affiliates of CommuniCare, with the five facilities being consolidated into an existing master lease.

Haven Eldercare, LLC

  •
  On November 9, 2005, we entered into a first mortgage loan in the amount of $61.75 million on six SNFs and one ALF, totaling 878 beds. Four of the facilities are located in Rhode Island, two in New Hampshire and one in Massachusetts. The mortgagor of the facilities is an affiliate of Haven Eldercare, LLC ("Haven"), an existing operator of ours. The term of the mortgage is seven years. The interest rate is 10%, with annual escalators. At the end of the mortgage term, we will have the option to purchase the facilities for $61.75 million less the outstanding mortgage principal balance.

Nexion Health, Inc.

  •
  On November 1, 2005, we purchased three SNFs in two separate transactions for a total investment of approximately $12.75 million. All three facilities, totaling 400 beds, are located in Texas. The facilities were consolidated into a master lease with a subsidiary of an existing operator, Nexion Health, Inc. The term of the existing master lease was extended to ten years and runs through October 31, 2015, followed by four renewal options of five years each.

Senior Management Services, Inc.

  •
  Effective June 1, 2005, we purchased two SNFs for a total investment of approximately $9.5 million. Both facilities, totaling 440 beds, are located in Texas. The facilities were consolidated into a master lease with subsidiaries of an existing operator, Senior Management Services, Inc., with annualized rent increasing by approximately $1.1 million, with annual escalators. The term of the existing master lease was extended to ten years and runs through May 31, 2015, followed by two renewal options of ten years each.

Essex Healthcare Corporation

  •
  On January 13, 2005, we closed on approximately $58 million of net new investments as a result of the exercise by American Health Care Centers ("American") of a put agreement with us for the purchase of 13 SNFs. The gross purchase price of approximately $79 million was offset by a purchase option of approximately $7 million and approximately $14 million in mortgage loans the Company had outstanding with American and its affiliates. The 13 properties, all located in Ohio, will continue to be leased by Essex Healthcare Corporation. The master lease and related agreements run through October 31, 2010.

Claremont Health Care Holdings, Inc.

  •
  Effective January 1, 2005, we re-leased one SNF formerly leased to Claremont Health Care Holdings, Inc., located in New Hampshire and representing 68 beds to affiliates of an existing operator, Haven. This facility was added to an existing master lease, which expires on December 31, 2013, followed by two 10-year renewal options.

Assets Held-for-Sale

  •
  During the three months ended December 31, 2005, a $0.5 million provision for impairment charge was recorded to reduce the carrying value of one facility, currently under contract to be sold in the first quarter of 2006, to its sales price.

  •
  During the three months ended March 31, 2005, a $3.7 million provision for impairment charge was recorded to reduce the carrying value on two facilities, which were subsequently closed, to their estimated fair value.

Asset Dispositions and Mortgage Payoffs in 2005

Mariner Health Care, Inc.

  •
  On February 1, 2005, Mariner Health Care, Inc. ("Mariner") exercised its right to prepay in full the $59.7 million aggregate principal amount owed to us under a promissory note secured by a mortgage with an interest rate of 11.57%, together with the required prepayment premium of 3% of the outstanding principal balance, an amendment fee and all accrued and unpaid interest.

Alterra Healthcare Corporation

  •
  On December 1, 2005, AHC Properties, Inc., a subsidiary of Alterra Healthcare Corporation exercised its option to purchase six ALFs. We received cash proceeds of approximately $20.5 million, resulting in a gain of approximately $5.6 million.

Alden Management Services, Inc.

  •
  On June 30, 2005, we sold four SNFs to subsidiaries of Alden Management Services, Inc., who previously leased the facilities from us. All four facilities are located in Illinois. The sales price totaled approximately $17 million. We received net cash proceeds of approximately $12 million plus a secured promissory note of approximately $5.4 million. The sale resulted in a non-cash accounting loss of approximately $4.2 million.

Other Asset Sales

  •
  On November 3, 2005, we sold a SNF in Florida for net cash proceeds of approximately $14.1 million, resulting in a gain of approximately $5.8 million.

  •
  On August 1, 2005, we sold 50.4 acres of undeveloped land, located in Ohio, for net cash proceeds of approximately $1 million. The sale resulted in a gain of approximately $0.7 million.

  •
  During the three months ended March 31, 2005, we sold three facilities, located in Florida and California, for their approximate net book value realizing cash proceeds of approximately $6 million, net of closing costs and other expenses.

        In accordance with SFAS No. 144, all related revenues and expenses as well as the $8.0 million realized net gain from the above mentioned facility sales are included within discontinued operations in our consolidated statements of operations for their respective time periods.

Liquidity and Capital Resources

        At December 31, 2005, we had total assets of $1,015.7 million, stockholders equity of $429.7 million and debt of $566.2 million, representing approximately 56.9% of total capitalization.

        The following table shows the amounts due in connection with the contractual obligations described below as of December 31, 2005.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt(1)	$566,482	$21,072	$58,850	$960	$485,600
Other long-term liabilities	732	231	462	39	—

Total	$567,214	$21,303	$59,312	$999	$485,600

(1)
The $566.5 million includes $20.7 million of the $100 million aggregate principal amount of 6.95% Senior Notes due 2007 that were authorized for redemption on December 30, 2005 and redeemed in full on January 18, 2006, $58.0 million borrowings under the $200 million credit facility borrowing that matures in March 2008, $310 million aggregate principal amount of 7.0% Senior Notes due 2014 and $175 million aggregate principal amount of 7% Senior Notes due 2016.

Financing Activities and Borrowing Arrangements

Bank Credit Agreements

        We have a $200 million revolving senior secured credit facility ("Credit Facility"). At December 31, 2005, $58.0 million was outstanding under the Credit Facility and $3.9 million was utilized for the issuance of letters of credit, leaving availability of $138.1 million. On April 26, 2005, we amended our Credit Facility to reduce both LIBOR and Base Rate interest spreads (as defined in the Credit Facility) by 50 basis points for borrowings outstanding. The $58.0 million of outstanding borrowings had a blended interest rate of 7.12% at December 31, 2005.

        Our long-term borrowings require us to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts. As of December 31, 2005, we were in compliance with all property level and corporate financial covenants.

$100 Million Aggregate Principal Amount of 6.95% Unsecured Notes Tender and Redemption

        On December 16, 2005, we initiated a tender offer and consent solicitation for all of our outstanding $100 million aggregate principal amount 6.95% notes due 2007 (the "2007 Notes"). On December 30, 2005, we accepted for purchase 79.3% of the aggregate principal amount of the 2007 Notes outstanding that were tendered. On December 30, 2005, our Board of Directors also authorized the redemption of all outstanding 2007 Notes that were not otherwise tendered. On December 30, 2005, upon our irrevocable funding of the full redemption price for the 2007 Notes and certain other acts required by the Indenture governing the 2007 Notes, the Trustee of the 2007 Notes certified in writing to us (the "Certificate of Satisfaction and Discharge") that the Indenture was satisfied and discharged as of December 30, 2005, except for certain provisions. In accordance with FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, we removed 79.3% of the aggregate principal amount of the 2007 Notes, which were tendered in our tender offer and consent solicitation, and the corresponding portion of the funds held in trust by the Trustee to pay the tender price from our balance sheet and recognized $2.8 million of additional interest expense associated with the tender offer. On January 18, 2006, we completed the redemption of the remaining 2007 Notes not otherwise tendered. In connection with the redemption and in accordance with FASB No. 140, we will recognize $0.8 million of additional interest expense in the first quarter of 2006. As of January 18, 2006, none of the 2007 Notes remained outstanding.

$175 Million Aggregate Principal Amount of 7% Unsecured Notes Issuance

        On December 30, 2005, we closed on a private offering of $175 million of 7% senior unsecured notes due 2016 ("2016 Notes") at an issue price of 99.109% of the principal amount of the notes (equal to a per annum yield to maturity of approximately 7.125%), resulting in gross proceeds to us of approximately $173.4 million. The 2016 Notes are unsecured senior obligations to us, which have been guaranteed by our subsidiaries. The 2016 Notes were issued in a private placement to qualified institutional buyers under Rule 144A under the Securities Act of 1933 (the "Securities Act"). A portion of the proceeds of this private offering was used to pay the tender price and redemption price of the 2007 Notes. Pursuant to the terms of a registration rights agreement entered into by us in connection with the consummation of the offering, we are obligated to file a registration statement with the Securities and Exchange Commission ("SEC") to offer to exchange registered notes for all of our outstanding unregistered 2016 Notes. The terms of the exchange notes will be identical to the terms of the 2016 Notes, except that the exchange notes will be registered under the Securities Act and therefore freely tradable (subject to certain conditions). The exchange notes will represent our unsecured senior obligations and will be guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. There can be no assurance that we will experience full participation in the exchange offer. In the event all the 2016 Notes are not exchanged in the exchange offer, we will have two classes of 7% senior notes due 2016 outstanding.

$50 Million Aggregate Principal Amount of 7% Unsecured Notes Issuance

        On December 2, 2005, we completed a privately placed offering of an additional $50 million aggregate principal amount of 7% senior notes due 2014 (the "2014 Add-on Notes") at an issue price of 100.25% of the principal amount of the notes (equal to a per annum yield to maturity of approximately 6.95%), resulting in gross proceeds to us of approximately $50.1 million. The terms of the 2014 Add-on Notes offered were substantially identical to our existing $200 million aggregate principal amount of 7% senior notes due 2014 issued in March 2004. The 2014 Add-on Notes were issued through a private placement to qualified institutional buyers under Rule 144A under the Securities Act. After giving effect to the issuance of the $50 million aggregate principal amount of this offering, we had outstanding $310 million aggregate principal amount of 7% senior notes due 2014. Pursuant to the terms of a registration rights agreement entered into by us in connection with the consummation of the offering, we are obligated to file a registration statement with the SEC to offer to exchange registered notes for all of our outstanding unregistered 2014 Add-on Notes. The terms of the exchange notes will be identical to the terms of the 2014 Add-on Notes, except that the exchange notes will be registered under the Securities Act and therefore freely tradable (subject to certain conditions).

The exchange notes will represent our unsecured senior obligations and will be guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. There can be no assurance that we will experience full participation in the exchange offer. In the event all the 2014 Add-on Notes are not exchanged in the exchange offer, we will have two classes of 7% senior notes due 2014 outstanding.

5.175 Million Common Stock Offering

        On November 21, 2005, we closed an underwritten public offering of 5,175,000 shares of our common stock at $11.80 per share, less underwriting discounts. The sale included 675,000 shares sold in connection with the exercise of an over-allotment option granted to the underwriters. We received approximately $58 million in net proceeds from the sale of the shares, after deducting underwriting discounts and before estimated offering expenses.

8.625% Series B Preferred Redemption

        On May 2, 2005, we fully redeemed our 8.625% Series B Cumulative Preferred Stock (NYSE:OHI PrB) ("Series B Preferred Stock"). We redeemed the 2.0 million shares of Series B at a price of $25.55104, comprising the $25 liquidation value and accrued dividend. Under FASB-EITF Issue D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the repurchase of the Series B Preferred Stock resulted in a non-cash charge to net income available to common shareholders of approximately $2.0 million reflecting the write-off of the original issuance costs of the Series B Preferred Stock.

Dividends

        In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, our Credit Facility has certain financial covenants that limit the distribution of dividends paid during a fiscal quarter to no more than 95% of our immediately prior fiscal quarter's FFO as defined in the loan agreement governing the Credit Facility (the "Loan Agreement"), unless a greater distribution is required to maintain REIT status. The Loan Agreement defines FFO as net income (or loss) plus depreciation and amortization and shall be adjusted for charges related to: (i) restructuring our debt; (ii) redemption of preferred stock; (iii) litigation charges up to $5.0 million; (iv) non-cash charges for accounts and notes receivable up to $5.0 million; (v) non-cash compensation related expenses; and (vi) non-cash impairment charges.

Common Dividends

        On January 17, 2006, the Board of Directors declared a common stock dividend of $0.23 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid February 15, 2006 to common stockholders of record on January 31, 2006.

        On October 18, 2005, the Board of Directors declared a common stock dividend of $0.22 per share that was paid November 15, 2005 to common stockholders of record on October 31, 2005.

        On July 19, 2005, the Board of Directors declared a common stock dividend of $0.22 per share, an increase of $0.01 per common share compared to the prior quarter. This common stock dividend was paid August 15, 2005 to common stockholders of record on July 29, 2005.

        On April 19, 2005, the Board of Directors declared a common stock dividend of $0.21 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid May 16, 2005 to common stockholders of record on May 2, 2005.

        On January 18, 2005, the Board of Directors declared a common stock dividend of $0.20 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid February 15, 2005 to common stockholders of record on January 31, 2005.

Series D Preferred Dividends

        On January 17, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on its 8.375% Series D cumulative redeemable preferred stock (the "Series D Preferred Stock"), that were paid February 15, 2006 to preferred stockholders of record on January 31, 2006. The liquidation preference for our Series D Preferred Stock is $25.00 per share. Regular quarterly preferred dividends for the Series D Preferred Stock represent dividends for the period November 1, 2005 through January 31, 2006.

        On October 18, 2005, the Board of Directors declared the regular quarterly dividends of approximately $0.52344 per preferred share for its Series D Preferred Stock, that were paid on November 15, 2005 to preferred stockholders of record on October 31, 2005.

        On July 19, 2005, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share for its Series D Preferred Stock, that were paid August 15, 2005 to preferred stockholders of record on July 29, 2005.

        On March 15, 2005, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share for its Series D Preferred Stock, that were paid May 16, 2005 to preferred stockholders of record on May 2, 2005.

        On January 18, 2005, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share for its Series D Preferred Stock, that were paid February 15, 2005 to preferred stockholders of record on January 31, 2005.

Series B Preferred Dividends

        In March 2005, our Board of Directors authorized the redemption of all outstanding 2.0 million shares of our Series B Preferred Stock. The Series B Preferred Stock was redeemed on May 2, 2005 for $25 per share, plus $0.55104 per share in accrued and unpaid dividends through the redemption date, for an aggregate redemption price of $25.55104 per share.

Liquidity

        We believe our liquidity and various sources of available capital, including cash from operations, our existing availability under our Credit Facility and expected proceeds from mortgage payoffs are more than adequate to finance operations, meet recurring debt service requirements and fund future investments through the next twelve months.

        We regularly review our liquidity needs, the adequacy of cash flow from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

  •
  normal recurring expenses;

  •
  debt service payments;

  •
  preferred stock dividends;

  •
  common stock dividends; and

  •
  growth through acquisitions of additional properties.

        The primary source of liquidity is our cash flows from operations. Operating cash flows have historically been determined by: (i) the number of facilities we lease or have mortgages on; (ii) rental and mortgage rates; (iii) our debt service obligations; and (iv) general and administrative expenses. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, especially to changes in interest rates. Changes in the capital markets environment may impact the availability of cost-effective capital and affect our plans for acquisition and disposition activity.

        Cash and cash equivalents totaled $3.9 million as of December 31, 2005, a decrease of $8.1 million as compared to the balance at December 31, 2004. The following is a discussion of changes in cash and cash equivalents due to operating, investing and financing activities, which are presented in our Consolidated Statement of Cash Flows.

        Operating Activities—Net cash flow from operating activities generated $73.0 million for the year ended December 31, 2005, as compared to $54.4 million for the same period in 2004. The $18.6 million increase is due primarily to: (i) incremental revenue associated with acquisitions completed throughout 2004 and 2005; (ii) one-time contractual revenue associated with a mortgage note prepayment; and (iii) normal working capital fluctuations during the period.

        Investing Activities—Net cash flow from investing activities was an outflow of $195.3 million for the year ended December 31, 2005, as compared to an outflow of $106.2 million for the same period in 2004. The increase in outflows of $89.1 million was primarily due to $134 million of incremental acquisitions completed in 2005 versus 2004 partially offset by increased proceeds received from the assets sales in 2005 as compared to 2004.

        Financing Activities—Net cash flow from financing activities was an inflow of $114.2 million for the year ended December 31, 2005 as compared to an inflow of $60.9 million for the same period in 2004. The change in financing cash flow was primarily a result of: (i) a public issuance of 5.2 million shares of our common stock at a price of $11.80 per share; (ii) private offerings of a combined $225 million of senior unsecured notes; and (iii) net borrowings on the Credit Facility in 2005 of $43 million versus net repayments on the Credit Facility in 2004 of $162.1 million. The financial cash inflows were partially offset by: (i) the redemption of our Series B Preferred Stock; (ii) tender offer and purchase of 79.3% of our 2007 Notes; (iii) funding with the Trustee the remaining 20.7% of our 2007 Notes; and (iv) payments of common and preferred dividend payments.

Effects of Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board issued FAS No. 123 (revised 2004), Share-Based Payment ("FAS No. 123R"), which is a revision of FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 123R supersedes Accounting Principles Board ("APB") Opinion No. 25,

Accounting for Stock Issued to Employees, and amends FAS No. 95, Statement of Cash Flows. Registrants were initially required to adopt FAS No. 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. On April 14, 2005, subsequent to the end of our 2005 first quarter, the Securities and Exchange Commission adopted a new rule that allows companies to implement FAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. We will adopt FAS No. 123R at the beginning of our 2006 fiscal year using the modified prospective method. The estimated additional expense to be recorded in 2006 as a result of this adoption is approximately $3 thousand.

Quantitative and Qualitative Disclosure about Market Risk

        We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes, but we seek to mitigate the effects of fluctuations in interest rates by matching the term of new investments with new long-term fixed rate borrowing to the extent possible.

        The following disclosures of estimated fair value of financial instruments are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

        Mortgage notes receivable—The fair value of mortgage notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Notes receivable—The fair value of notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Borrowings under lines of credit arrangement—The carrying amount approximates fair value because the borrowings are interest rate adjustable.

        Senior unsecured notes—The fair value of the senior unsecured notes is estimated by discounting the future cash flows using the current borrowing rate available for the similar debt.

        The market value of our long-term fixed rate borrowings and mortgages is subject to interest rate risks. Generally, the market value of fixed rate financial instruments will decrease as interest rates rise and increase as interest rates fall. The estimated fair value of our total long-term borrowings at December 31, 2005 was approximately $568.7 million. A one percent increase in interest rates would result in a decrease in the fair value of long-term borrowings by approximately $31 million.

        While we currently do not engage in hedging strategies, we may engage in such strategies in the future, depending on management's analysis of the interest rate environment and the costs and risks of such strategies.

BUSINESS

Overview

        We were incorporated in the State of Maryland on March 31, 1992. We are a self-administered real estate investment trust ("REIT"), investing in income-producing healthcare facilities, principally long-term care facilities located in the United States. We provide lease or mortgage financing to qualified operators of skilled nursing facilities ("SNFs") and, to a lesser extent, assisted living facilities ("ALFs"), rehabilitation and acute care facilities. We have historically financed investments through borrowings under our revolving credit facilities, private placements or public offerings of debt or equity securities, the assumption of secured indebtedness, or a combination of these methods.

        Our portfolio of investments, as of December 31, 2005, consisted of 227 healthcare facilities, located in 27 states and operated by 35 third-party operators. This portfolio was made up of:

  •
  193 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties; and

  •
  fixed rate mortgages on 32 long-term healthcare facilities.

        As of December 31, 2005, our gross investments in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1,102 million. In addition, we also held miscellaneous investments of approximately $23 million at December 31, 2005, consisting primarily of secured loans to third-party operators of our facilities.

        Our filings with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are accessible free of charge on our website at www.omegahealthcare.com.

Summary of Financial Information

        The following tables summarize our revenues and real estate assets by asset category for 2005, 2004 and 2003. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Note 3—Properties and Note 4—Mortgage Notes Receivable to our audited consolidated financial statements).

Revenues by Asset Category
(in thousands)

	Year ended December 31,
	2005	2004	2003
Core assets:
Lease rental income	$92,387	$68,338	$57,654
Mortgage interest income	6,527	13,266	14,656

Total core asset revenues	98,914	81,604	72,310
Other asset revenue	2,439	2,319	2,922
Miscellaneous income	4,459	831	1,048

Total revenue before owned and operated assets	105,812	84,754	76,280
Owned and operated assets revenue	—	—	4,395

Total revenue	$105,812	$84,754	$80,675

Real Estate Assets by Asset Category
(in thousands)

	As of December 31,
	2005	2004
Core assets:
Leased assets	$996,127	$808,574
Mortgaged assets	104,522	118,058

Total core assets	1,100,649	926,632
Other assets	23,490	29,699

Total real estate assets before held for sale assets	1,124,139	956,331
Held for sale assets	1,243	—

Total real estate assets	$1,125,382	$956,331

Investment Policies and Policies with Respect to Certain Activities

        Investment Strategy.    We maintain a diversified portfolio of long-term healthcare facilities and mortgages on healthcare facilities located throughout the United States. In making investments, we generally have focused on established, creditworthy, middle-market healthcare operators that meet our standards for quality and experience of management. We have sought to diversify our investments in terms of geographic locations and operators.

        In evaluating potential investments, we consider such factors as:

  •
  the quality and experience of management and the creditworthiness of the operator of the facility;

  •
  the facility's historical and forecasted cash flow and its ability to meet operational needs, capital expenditure requirements and lease or debt service obligations, providing a competitive return on our investment;

  •
  the construction quality, condition and design of the facility;

  •
  the geographic area of the facility;

  •
  the tax, growth, regulatory and reimbursement environment of the jurisdiction in which the facility is located;

  •
  the occupancy and demand for similar healthcare facilities in the same or nearby communities; and

  •
  the payor mix of private, Medicare and Medicaid patients.

        One of our fundamental investment strategies is to obtain contractual rent escalations under long-term, non-cancelable, "triple-net" leases and fixed-rate mortgage loans, and to obtain substantial liquidity deposits. Additional security is typically provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate/personal guarantees, when appropriate.

        We prefer to invest in equity ownership of properties because we seek to acquire assets primarily for generation of income. Due to regulatory, tax or other considerations, we sometimes pursue alternative investment structures, including convertible participating and participating mortgages, which can achieve returns comparable to equity investments. The following summarizes the primary investment structures we typically use. Average annualized yields reflect existing contractual arrangements. However, in view of the ongoing financial challenges in the long-term care industry, we cannot assure you that the operators of our facilities will meet their payment obligations in full or when due. Therefore, the annualized yields as of January 1, 2006 set forth below are not necessarily indicative of or a forecast of actual yields, which may be lower.

        Purchase/Leaseback.    In a Purchase/Leaseback transaction, we purchase the property from the operator and lease it back to the operator over terms typically ranging from 5 to 15 years, plus renewal options. The leases originated by us generally provide for minimum annual rentals which are subject to annual formula increases based upon such factors as increases in the Consumer Price Index ("CPI"). The average annualized yield from leases was approximately 10.8% at January 1, 2006.

        Convertible Participating Mortgage.    Convertible participating mortgages are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Interest rates are usually subject to annual increases based upon increases in the CPI. Convertible participating mortgages afford us the option to convert our mortgage into direct ownership of the property, generally at a point five to ten years from inception. If we exercise our purchase option, we are obligated to lease the property back to the operator for the balance of the originally agreed term and for the originally agreed participations in revenues or CPI adjustments. This allows us to capture a portion of the potential appreciation in value of the real estate. The operator has the right to buy out our option at prices based on specified formulas. At December 31, 2005, we did not have any convertible participating mortgages.

        Participating Mortgage.    Participating mortgages are similar to convertible participating mortgages except that we do not have a purchase option. Interest rates are usually subject to annual increases based upon increases in the CPI. At December 31, 2005, we did not have any participating mortgages.

        Fixed-Rate Mortgage.    These mortgages have a fixed interest rate for the mortgage term and are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. The average annualized yield on these investments was approximately 10.4% at January 1, 2006.

        The following table identifies the years of expiration of the 2006 payment obligations due to us under existing contractual obligations. This information is provided solely to indicate the scheduled expiration of payment obligations due to us and is not a forecast of expected revenues.

	Rent	Mortgage Interest	Total	%
	(in thousands)
2006	$1,690	$2,233	$3,923	3.30%
2007	371	24	395	0.33
2008	1,429	—	1,429	1.20
2009	—	—	—	—
2010	22,412	1,453	23,865	20.10
Thereafter	81,931	7,193	89,124	75.07

Total	$107,833	$10,903	$118,736	100.00%

        The table set forth in "Properties" contains information regarding our real estate properties, their geographic locations, and the types of investment structures as of December 31, 2005.

        Borrowing Policies.    We may incur additional indebtedness and have historically sought to maintain annualized total debt-to-EBITDA ratio in the range of 4 to 5 times. Annualized EBITDA is defined as earnings before interest, taxes, depreciation and amortization for a twelve month period. We intend to periodically review our policy with respect to our total debt-to-EBITDA ratio and to modify the policy as our management deems prudent in light of prevailing market conditions. Our strategy generally has been to match the maturity of our indebtedness with the maturity of our investment assets and to employ long-term, fixed-rate debt to the extent practicable in view of market conditions in existence from time to time.

        We may use proceeds of any additional indebtedness to provide permanent financing for investments in additional healthcare facilities. We may obtain either secured or unsecured indebtedness, and may obtain indebtedness which may be convertible into capital stock or be accompanied by warrants to purchase capital stock. Where debt financing is available on terms deemed favorable, we generally may invest in properties subject to existing loans, secured by mortgages, deeds of trust or similar liens on properties.

        If we need capital to repay indebtedness as it matures, we may be required to liquidate investments in properties at times which may not permit realization of the maximum recovery on these investments. This could also result in adverse tax consequences to us. We may be required to issue additional equity interests in our company, which could dilute your investment in our company. ("Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources").

        Federal Income Tax Considerations.    We intend to make and manage our investments, including the sale or disposition of property or other investments, and to operate in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, as amended ("Internal Revenue Code"), unless, because of changes in circumstances or changes in the Internal Revenue Code, our Board of Directors determines that it is no longer in our best interest to qualify as a REIT. As a REIT, we generally will not pay federal income taxes on the portion of our taxable income which is distributed to stockholders.

        Policies With Respect To Certain Activities.    If our Board of Directors determines that additional funding is required, we may raise such funds through additional equity offerings, debt financing, and retention of cash flow (subject to provisions in the Internal Revenue Code concerning taxability of undistributed REIT taxable income) or a combination of these methods.

        Borrowings may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, purchase money obligations to the sellers of assets, long-term, tax-exempt bonds or financing from banks, institutional investors or other lenders, or securitizations, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in our assets. Holders of such indebtedness may have recourse to all or any part of our assets or may be limited to the particular asset to which the indebtedness relates.

        We have authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future.

        In the past three years, we have issued the following debt and equity securities;

  •
  4,739,500 shares of Series D cumulative redeemable preferred stock;

  •
  An aggregate of 11,917,736 shares of common stock in registered public offerings;

  •
  $310 million in aggregate principal amount of 7% senior notes due 2014; and

  •
  $175 million in aggregate principal amount of 7% senior notes due 2016.

        Subject to the percentage of ownership limitations and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

        We may engage in the purchase and sale of investments. We do not underwrite the securities of other issuers.

        Reporting Policies.    We make our annual and quarterly reports on Forms 10-K and 10-Q available to our stockholders pursuant to the requirements of the Securities Exchange Act of 1934. We may elect to deliver other forms or reports to stockholders from time to time.

        Our officers and directors may change any of these policies without a vote of our stockholders.

        In the opinion of our management, our properties are adequately covered by insurance.

        Conflicts of Interest Policies.    We will not engage in any purchase, sale or lease of property or other business transaction in which our officers or directors have a direct or indirect material interest without the approval by resolution of a majority of those directors who do not have an interest in such transaction. We are currently unaware of any transactions with our company in which our directors or officers have a material interest.

        The Maryland General Corporation Law, or MGCL, provides that a contract or other transaction between a corporation and any of that corporation's directors or any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director's vote was counted in favor of the contract or transaction, if:

  •
  the fact of the common directorship or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

  •
  the fact of the common directorship or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of stock owned of record or beneficially by the interested director, corporation, firm or other entity; or

  •
  the contract or transaction is fair and reasonable to the corporation.

Properties

        At December 31, 2005, our real estate investments included long-term care facilities and rehabilitation hospital investments, either in the form of purchased facilities which are leased to operators, mortgages on facilities which are operated by the mortgagors or their affiliates and facilities subject to leasehold interests. The facilities are located in 27 states and are operated by 35 unaffiliated operators. The following table summarizes our property investments as of December 31, 2005:

Investment Structure/Operator	Number of Beds	Number of Facilities	Occupancy Percentage(1)	Gross Investment (in thousands)
Purchase/Leaseback(2)
CommuniCare Health Services.	2,781	18	86	$185,528
Sun Healthcare Group, Inc	3,556	32	88	160,701
Advocat, Inc	2,997	29	76	92,260
Guardian LTC Management, Inc	1,243	16	84	80,129
Essex Health Care Corp	1,421	13	76	79,354
Haven Healthcare	909	8	93	55,480
Seacrest Healthcare	720	6	93	44,223
HQM of Floyd County, Inc	643	6	88	38,215
Senior Management	1,413	8	78	35,243
Mark Ide Limited Liability Company	832	8	78	24,566
Harborside Healthcare Corporation	465	4	89	23,393
StoneGate SNF Properties, LP	664	6	89	21,781
Infinia Properties of Arizona, LLC	378	4	61	19,119
Nexion Management	531	4	92	17,354
USA Healthcare, Inc	489	5	73	15,035
Rest Haven Nursing Center, Inc	200	1	91	14,400
Conifer Care Communities, Inc.	198	3	90	14,367
Washington N&R, LLC	286	2	74	12,152
Triad Health Management of Georgia II, LLC	304	2	98	10,000
The Ensign Group, Inc	271	3	93	9,656
Lakeland Investors, LLC	300	1	68	8,522
Hickory Creek Healthcare Foundation, Inc.	138	2	86	7,250
Liberty Assisted Living Centers, LP	120	1	91	5,995
Emeritus Corporation	52	1	72	5,674
Longwood Management Corporation	185	2	88	5,425
Generations Healthcare, Inc.	60	1	82	3,007
Skilled Healthcare	59	1	89	2,012
American Senior Communities, LLC	78	2	89	2,000
Healthcare Management Services	98	1	58	1,486
Carter Care Centers, Inc.	58	1	77	1,300
Saber Healthcare Group	40	1	28	500

	21,489	192	83	996,127
Assets Held for Sale
Closed Facilities	167	2	0	493
Sun Healthcare Group, Inc.	59	1	73	750

	226	3	73	1,243
Fixed Rate Mortgages(3)
Haven Healthcare	878	7	84	61,750
Advocat, Inc	423	4	83	12,634
Parthenon Healthcare, Inc.	300	2	71	10,732
Hickory Creek Healthcare Foundation, Inc	619	15	84	9,991
CommuniCare Health Services	150	1	88	6,496
Texas Health Enterprises/HEA Mgmt. Group, Inc	147	1	68	1,476
Evergreen Healthcare	100	1	67	1,179
Paris Nursing Home, Inc	144	1	70	264

	2,761	32	77	104,522
Reserve for uncollectible loans	—	—	—	—

Total	24,476	227	82	$1,101,892

(1)
Represents the most recent data provided by our operators.

(2)
Certain of our lease agreements contain purchase options that permit the lessees to purchase the underlying properties from us.

(3)
In general, many of our mortgages contain prepayment provisions that permit prepayment of the outstanding principal amounts thereunder.

        The following table presents the concentration of our facilities by state as of December 31, 2005:

	Number of Facilities	Number of Beds	Gross Investment (in thousands)	% of Total Investment
Ohio	38	4,647	$278,036	25.2
Florida	18	2,302	111,598	10.1
Pennsylvania	16	1,532	101,038	9.2
Texas	19	2,768	71,516	6.5
California	17	1,394	62,715	5.7
Arkansas	12	1,253	40,008	3.6
Massachusetts	6	682	38,884	3.5
Rhode Island	4	639	38,740	3.5
West Virginia	8	860	38,275	3.5
Alabama	9	1,152	35,942	3.3
Connecticut	5	562	35,453	3.2
Kentucky	9	757	27,437	2.5
Indiana	22	1,126	26,567	2.4
North Carolina	5	707	22,709	2.1
New Hampshire	3	225	21,619	1.9
Arizona	4	378	19,119	1.7
Tennessee	5	602	17,484	1.6
Washington	2	194	17,190	1.5
Iowa	5	489	15,035	1.4
Illinois	6	645	14,899	1.4
Colorado	3	198	14,367	1.3
Vermont	2	279	14,227	1.3
Missouri	2	286	12,152	1.1
Idaho	3	264	11,100	1.0
Georgia	2	304	10,000	1.0
Louisiana	1	131	4,603	0.4
Utah	1	100	1,179	0.1

	227	24,476	$1,101,892	100.0
Reserve for uncollectible loans	—	—	—	—

Total	227	24,476	$1,101,892	100.0

        Geographically Diverse Property Portfolio.    Our portfolio of properties is broadly diversified by geographic location. We have healthcare facilities located in 27 states. Only one state comprised more than 10% of our rental and mortgage income in 2005. In addition, the majority of our 2005 rental and mortgage income was derived from facilities in states that require state approval for development and expansion of healthcare facilities. We believe that such state approvals may limit competition for our operators and enhance the value of our properties.

        Large Number of Tenants.    Our facilities are operated by 35 different public and private healthcare providers. Sun, CommuniCare and Haven together hold approximately 43% of our portfolio (by investment). No other single tenant holds greater than 10% of our portfolio (by investment).

        Significant Number of Long-term Leases and Mortgage Loans.    A large portion of our core portfolio consists of long-term lease and mortgage agreements. At December 31, 2005, approximately 95% of our leases and mortgages had primary terms that expire in 2010 or later. Our leased real estate properties are leased under provisions of single facility leases or master leases with initial terms typically ranging from 5 to 15 years, plus renewal options. Substantially all of the leases and master leases provide for minimum annual rentals that are subject to annual increases based upon increases in the CPI or increases in revenues of the underlying properties, with certain limits. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

Legal Proceedings

        We are subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, management believes that the outcome of each lawsuit, claim or legal proceeding that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

        We and several of our wholly-owned subsidiaries have been named as defendants in professional liability claims related to our former owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages against the defendants. The majority of these lawsuits representing the most significant amount of exposure were settled in 2004. There currently is one lawsuit pending that is in the discovery stage, and we are unable to predict the likely outcome of this lawsuit at this time.

        In 1999, we filed suit against a former tenant seeking damages based on claims of breach of contract. The defendants denied the allegations made in the lawsuit. In settlement of our claim against the defendants, we agreed in the fourth quarter of 2005 to accept a lump sum cash payment of $2.4 million. The cash proceeds were offset by related expenses incurred of $0.8 million, resulting in a net gain of $1.6 million paid December 22, 2005.

        During the second quarter of 2005, we accrued $0.75 million for potential obligations relating to disputed capital improvement requirements associated with a lease that expired June 30, 2005. Although no formal complaint for damages was filed against us, in February of 2006, we agreed to settle this dispute for approximately $1.0 million. As a result, we recorded a $0.3 million lease expiration expense charge during the three-month period ended December 31, 2005.

DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth the name and age of each of our executive officers and directors.

Name	Age	Position
Bernard J. Korman(1),(3),(4)	74	Chairman of the Board of Directors
Thomas F. Franke(1),(4),(6)	75	Director
Harold J. Kloosterman(1),(2),(3),(4),(7)	63	Director
Edward Lowenthal(1),(2),(4)	60	Director
Stephen D. Plavin(1),(2),(4),(5)	45	Director
C. Taylor Pickett(3)	44	Chief Executive Officer and Director
Daniel J. Booth	42	Chief Operating Officer
R. Lee Crabill, Jr.	52	Senior Vice President of Operations
Robert O. Stephenson	42	Chief Financial Officer

(1)
Member of Compensation Committee.

(2)
Member of Audit Committee.

(3)
Member of Investment Committee.

(4)
Member of Nominating and Corporate Governance Committee.

(5)
Chairman of Audit Committee.

(6)
Chairman of Compensation Committee.

(7)
Chairman of Investment and Nominating and Corporate Governance Committees.

        Set forth below are descriptions and backgrounds of each of our current executive officers and directors.

Directors of Our Company

        Under the terms of our Articles of Incorporation, our Board of Directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year. As of the date of this prospectus, there are six directors, with two directors in each class.

        Thomas F. Franke (76) is a Director and has served in this capacity since March 31, 1992. Mr. Franke is Chairman and a principal owner of Cambridge Partners, Inc., an owner, developer and manager of multifamily housing in Grand Rapids, Michigan. He is also a principal owner of Laurel Healthcare (a private healthcare firm operating in the United States) and is a principal owner of Abacus Hotels LTD. (a private hotel firm in the United Kingdom). Mr. Franke was a founder and previously a director of Principal Healthcare Finance Limited and Omega Worldwide, Inc. His term expires in 2006.

        Harold J. Kloosterman (64) is a Director and has served in this capacity since September 1, 1992. Mr. Kloosterman has served as President since 1985 of Cambridge Partners, Inc., a company he formed in 1985. He has been involved in the development and management of commercial, apartment and condominium projects in Grand Rapids and Ann Arbor, Michigan and in the Chicago area. Mr. Kloosterman was formerly a Managing Director of Omega Capital from 1986 to 1992. Mr. Kloosterman has been involved in the acquisition, development and management of commercial and multifamily properties since 1978. He has also been a senior officer of LaSalle Partners, Inc. His term expires in 2008.

        Bernard J. Korman (74) is Chairman of the Board and has served in this capacity since March 8, 2004. He has served as a director since October 19, 1993. Mr. Korman has been Chairman of the

Board of Trustees of Philadelphia Health Care Trust, a private healthcare foundation, since December 1995. He was formerly President, Chief Executive Officer and Director of MEDIQ Incorporated (OTC:MDDQP) (health care services) from 1977 to 1995. Mr. Korman is also a director of the following public companies: The New America High Income Fund, Inc. (NYSE:HYB) (financial services), Kramont Realty Trust (NYSE:KRT) (real estate investment trust), and NutraMax Products, Inc. (OTC:NUTP) (consumer health care products). Mr. Korman also previously served as a director of The Pep Boys, Inc. (NYSE:PBY) and served as its Chairman of the Board from May 28, 2003 until his retirement from such board in September 2004. Mr. Korman was previously a director of Omega Worldwide, Inc. His term expires in 2006.

        Edward Lowenthal (61) is a Director and has served in this capacity since October 17, 1995. From January 1997 to March 2002, Mr. Lowenthal served as President and Chief Executive Officer of Wellsford Real Properties, Inc. (AMEX:WRP) (a real estate merchant bank), and was President of the predecessor of Wellsford Real Properties, Inc. since 1986. Mr. Lowenthal also serves as a director of WRP, REIS, Inc. (a private provider of real estate market information and valuation technology), Ark Restaurants (Nasdaq:ARKR) (a publicly traded owner and operator of restaurants), American Campus Communities (NYSE:ACC) (a public developer, owner and operator of student housing at the university level), Desarrolladora Homex (NYSE: HXM) (a Mexican homebuilder) and serves as a trustee of the Manhattan School of Music. His term expires in 2007.

        C. Taylor Pickett (44) is the Chief Executive Officer of our company and has served in this capacity since June, 2001. Mr. Pickett is also a Director and has served in this capacity since May 30, 2002. Prior to joining our company, Mr. Pickett served as the Executive Vice President and Chief Financial Officer from January 1998 to June 2001 of Integrated Health Services, Inc., a public company specializing in post-acute healthcare services. He also served as Executive Vice President of Mergers and Acquisitions from May 1997 to December 1997 of Integrated Health Services. Prior to his roles as Chief Financial Officer and Executive Vice President of Mergers and Acquisitions, Mr. Pickett served as the President of Symphony Health Services, Inc. from January 1996 to May 1997. His term expires in 2008.

        Stephen D. Plavin (46) is a Director and has served in this capacity since July 17, 2000. Mr. Plavin has been Chief Operating Officer of Capital Trust, Inc., (NYSE:CT) a New York City-based mortgage real estate investment trust ("REIT") and investment management company and has served in this capacity since 1998. In this role, Mr. Plavin is responsible for all of the lending, investing and portfolio management activities of Capital Trust, Inc. His term expires in 2007.

Executive Officers of Our Company

        At the date of this report, the executive officers of our company are:

        C. Taylor Pickett (44) is the Chief Executive Officer and has served in this capacity since June, 2001. See "—Directors of our Company" above for additional information.

        Daniel J. Booth (42) is the Chief Operating Officer and has served in this capacity since October, 2001. Prior to joining our company, Mr. Booth served as a member of Integrated Health Services' management team since 1993, most recently serving as Senior Vice President, Finance. Prior to joining Integrated Health Services, Mr. Booth was Vice President in the Healthcare Lending Division of Maryland National Bank (now Bank of America).

        R. Lee Crabill, Jr. (52) is the Senior Vice President of Operations of our company and has served in this capacity since July, 2001. Mr. Crabill served as a Senior Vice President of Operations at Mariner Post-Acute Network, Inc. from 1997 through 2000. Prior to that, he served as an Executive Vice President of Operations at Beverly Enterprises.

        Robert O. Stephenson (42) is the Chief Financial Officer and has served in this capacity since August, 2001. Prior to joining our company, Mr. Stephenson served from 1996 to July 2001 as the Senior Vice President and Treasurer of Integrated Health Services, Inc. Prior to Integrated Health Services, Mr. Stephenson held various positions at CSX Intermodal, Inc., Martin Marietta Corporation and Electronic Data Systems.

        As of December 31, 2005, we had 17 full-time employees, including the four executive officers listed above.

Board of Directors and Committees of the Board

Audit Committee

        Each of the members of the Audit Committee is financially literate, as required of audit committee members by the New York Stock Exchange. The Board has determined that Mr. Plavin is qualified to serve as an "audit committee financial expert" as such term is defined in Item 401 (h) of Regulation S-K promulgated by the SEC. The Board made a qualitative assessment of Mr. Plavin's level of knowledge and experience based on a number of factors, including his formal education and his experience as Chief Operating Officer of Capital Trust, Inc., a New York City-based mortgage REIT and investment management company, where he is responsible for all lending and portfolio management activities. Mr. Plavin holds an M.B.A. from J.L. Kellogg Graduate School of Management at Northwestern University.

Compensation of Directors

        For the year ended December 31, 2005, each non-employee director received a cash payment equal to $20,000 per year, payable in quarterly installments of $5,000. Each non-employee director also received a quarterly grant of shares of common stock equal to the number of shares determined by dividing the sum of $5,000 by the fair market value of the common stock on the date of each quarterly grant, currently set at February 15, May 15, August 15, and November 15. At the director's option, the quarterly cash payment of director's fees may be payable in shares of common stock. In addition, each non-employee director was entitled to receive fees equal to $1,500 per meeting for attendance at each regularly scheduled meeting of the Board of Directors. For each teleconference or called special meeting of the Board of Directors, each non-employee director received $1,500 for meeting. The Chairman of the Board received an annual payment of $25,000 for being Chairman and each Committee Chair received an annual payment of $5,000. In addition, we reimbursed the directors for travel expenses incurred in connection with their duties as directors. Employee directors received no compensation for service as directors.

        Each non-employee director was awarded options with respect to 10,000 shares at the date the plan was adopted or upon their initial election as a director. Prior to January 1, 2005, each non-employee director was awarded an additional option grant with respect to 1,000 shares on January 1 of each year they served as a director. Effective January 1, 2005, each non-employee director will be awarded restricted stock with respect to 1,000 shares on January 1 of each year they serve as a director. Effective January 1, 2005, the Chairman of the Board will be awarded an additional 2,000 restricted shares on January 1 of each year he serves as Chairman. All grants have been and will be at an exercise price equal to 100% of the fair market value of our common stock on the date of the grant. Non-employee director options and restricted stock vest ratably over a three year period beginning the date of grant.

        For information regarding Executive Officers of our company, see "—Executive Officers of Our Company."

Compensation of Executive Officers

        The following table sets forth, for the years ended December 31, 2005, 2004 and 2003, the compensation for services in all capacities to us of each person who served as chief executive officer during the year ended December 31, 2005 and the four most highly compensated executive officers serving at December 31, 2005.

					Long-Term Compensation
					Award(s)			Payouts
	Annual Compensation				Restricted Stock Award(s) ($)(2)		Securities Underlying Options/ SARs(#)		All Other Compensation ($)
Name and Principal Position				Other Annual Compensation($)				LTIP Payouts ($)
	Year	Salary($)(1)	Bonus($)
C. Taylor Pickett Chief Executive Officer	2005 2004 2003	495,000 480,000 463,500	555,000 600,000 463,500	— — —	— 1,317,500 —	(1)	— — —	— — —	6,300 6,150 6,000	(5) (5) (5)
Daniel J. Booth Chief Operating Officer	2005 2004 2003	305,000 295,000 283,250	192,500 221,250 141,625	— — —	— 790,500 —	(2)	— —	— —	6,300 6,150 6,000	(5) (5) (5)
R. Lee Crabill, Jr. Senior Vice President	2005 2004 2003	237,000 230,000 221,450	118,500 172,500 110,750	— — —	— 606,050 —	(3)	— — —	— — —	6,300 6,150 6,000	(5) (5) (5)
Robert O. Stephenson Chief Financial Officer	2005 2004 2003	245,000 235,000 221,450	162,500 176,250 110,750	— — —	— 632,400 —	(4)	— — —	— — —	6,300 6,150 6,000	(5) (5) (5)

(1)
Represents a restricted stock award of 125,000 shares of our common stock to Mr. Pickett on September 10, 2004, with one-third of the shares vesting on January 1, 2005, 2006 and 2007 respectively.

(2)
Represents a restricted stock award of 75,000 shares of our common stock to Mr. Booth on September 10, 2004, with one-third of the shares vesting on January 1, 2005, 2006 and 2007 respectively.

(3)
Represents a restricted stock award of 57,500 shares of our common stock to Mr. Crabill on September 10, 2004, with one-third of the shares vesting on January 1, 2005, 2006 and 2007 respectively.

(4)
Represents a restricted stock award of 60,000 shares of our common stock to Mr. Stephenson on September 10, 2004, with one-third of the shares vesting on January 1, 2005, 2006 and 2007 respectively.

(5)
Consists of our contributions to our 401(k) Profit-Sharing Plan.

Compensation and Employment Agreements

C. Taylor Pickett Employment Agreement

        We entered into an employment agreement with C. Taylor Pickett, dated as of September 1, 2004, to be our Chief Executive Officer. The term of the agreement expires on December 31, 2007.

        Mr. Pickett's base salary is $495,000 per year, subject to increase by us and provides that he will be eligible for an annual bonus of up to 100% of his base salary based on criteria determined by the Compensation Committee of our Board of Directors.

        In connection with this employment agreement, we issued Mr. Pickett 125,000 shares of our restricted common stock on September 10, 2004, which vest 331/3% on each of January 1, 2005, January 1, 2006, and January 1, 2007, provided Mr. Pickett continues to work for us on the applicable vesting date. Dividends are paid currently on unvested shares and a dividend equivalent per share was paid in an amount equal to the dividend per share payable to shareholders of record as of July 30, 2004. Also in connection with this employment agreement, we issued Mr. Pickett 125,000 performance restricted stock units on September 10, 2004, which vest upon our attaining $0.30 per share of common stock per fiscal quarter in "Adjusted Funds from Operations" (as defined in the agreement) for two (2) consecutive quarters. Dividend equivalents accrue on unvested shares and are paid if the performance restricted stock units vest. Dividend equivalents on vested performance restricted stock units are paid currently. Performance restricted stock units which have not become vested as of December 31, 2007 are forfeited.

        If we terminate Mr. Pickett's employment without "cause" or if he resigns for "good reason," he will be entitled to payment of his cash compensation (the sum of his then current annual base salary plus average annual bonus payable based on the three completed fiscal years prior to termination of employment) for a period of three (3) years. "Cause" is defined in the employment agreement to include events such as willful refusal to perform duties, willful misconduct in performance of duties, unauthorized disclosure of confidential company information, or fraud or dishonesty against us. "Good reason" is defined in the employment agreement to include events such as our material breach of the employment agreement or our relocation of Mr. Pickett's employment to more than 50 miles away without his consent.

        Mr. Pickett is required to execute a release of claims against us as a condition to the payment of severance benefits. Severance is not paid if the term of the employment agreement expires. Mr. Pickett's restricted common stock and performance restricted stock units will become fully vested upon the occurrence of Mr. Pickett's death, disability, termination of employment without cause or resignation for good reason, or a "change in control" (as defined in the agreement). In the event of a change in control, severance and other change in control benefits are grossed up to cover federal excise taxes and taxes on the gross up. If Mr. Pickett dies during the term of the employment agreement, his estate is entitled to a prorated bonus for the year of his death.

        Mr. Pickett is restricted from using any of our confidential information during his employment and for two years thereafter or from using any trade secrets during his employment and for as long thereafter as permitted by applicable law. During the period of employment and for one year thereafter, Mr. Pickett is obligated not to provide managerial services or management consulting services to a competing business. Competing businesses is defined to include a defined list of competitors and any other business with the primary purpose of leasing assets to healthcare operators or financing ownership or operation of senior, retirement or healthcare related real estate. In addition, during the period of employment and for one year thereafter, Mr. Pickett agrees not to solicit clients or customers with whom he had material contact or to solicit our management level or key employees. If the term of the employment agreement expires at December 31, 2007 and as a result no severance is paid, then these provisions also expire at December 31, 2007.

Daniel J. Booth Employment Agreement

        We entered into an employment agreement with Daniel J. Booth, dated as of September 1, 2004, to be our Chief Operating Officer. The term of the agreement expires on December 31, 2007.

        Mr. Booth's base salary is $305,000 per year, subject to increase by us and provides that he will be eligible for an annual bonus of up to 50% of his base salary based on criteria determined by the Compensation Committee of our Board of Directors.

        In connection with this employment agreement, we issued Mr. Booth 75,000 shares of our restricted common stock on September 10, 2004, which vest 33 1/3% on each of January 1, 2005, January 1, 2006, and January 1, 2007, provided Mr. Booth continues to work for us on the applicable vesting date. Dividends are paid currently on unvested shares and a dividend equivalent per share was paid in an amount equal to the dividend per share payable to shareholders of record as of July 30, 2004. Also in connection with this employment agreement, we issued Mr. Booth 75,000 performance restricted stock units on September 10, 2004, which vest upon our attaining $0.30 per share of common stock per fiscal quarter in "Adjusted Funds from Operations" (as defined in the agreement) for two

(2) consecutive quarters. Dividend equivalents on vested performance restricted stock units are paid currently. Performance restricted stock units which have not become vested as of December 31, 2007 are forfeited.

        If we terminate Mr. Booth's employment without "cause" or if he resigns for "good reason," he will be entitled to payment of his cash compensation (the sum of his then current annual base salary plus average annual bonus payable based on the three completed fiscal years prior to termination of employment) for a period of two (2) years. "Cause" is defined in the employment agreement to include events such as willful refusal to perform duties, willful misconduct in performance of duties, unauthorized disclosure of confidential company information, or fraud or dishonesty against us. "Good reason" is defined in the employment agreement to include events such as our material breach of the employment agreement or our relocation of Mr. Booth's employment to more than 50 miles away without his consent.

        Mr. Booth is required to execute a release of claims against us as a condition to the payment of severance benefits. Severance is not paid if the term of the employment agreement expires. Mr. Booth's restricted common stock and performance restricted stock units will become fully vested upon the occurrence of Mr. Booth's death, disability, termination of employment without cause or resignation for good reason, or a "change in control" (as defined in the agreement). In the event of a change in control, severance and other change in control benefits are grossed up to cover federal excise taxes and taxes on the gross up. If Mr. Booth dies during the term of the employment agreement, his estate is entitled to a prorated bonus for the year of his death.

        Mr. Booth is restricted from using any of our confidential information during his employment and for two years thereafter or from using any trade secrets during his employment and for as long thereafter as permitted by applicable law. During the period of employment and for one year thereafter, Mr. Booth is obligated not to provide managerial services or management consulting services to a competing business. Competing businesses is defined to include a defined list of competitors and any other business with the primary purpose of leasing assets to healthcare operators or financing ownership or operation of senior, retirement or healthcare related real estate. In addition, during the period of employment and for one year thereafter, Mr. Booth agrees not to solicit clients or customers with whom he had material contact or to solicit our management level or key employees. If the term of the employment agreement expires at December 31, 2007 and as a result no severance is paid, then these provisions also expire at December 31, 2007.

Robert O. Stephenson Employment Agreement

        We entered into an employment agreement with Robert O. Stephenson, dated as of September 1, 2004, to be our Chief Financial Officer. The term of the agreement expires on December 31, 2007.

        Mr. Stephenson's base salary is $245,000 per year, subject to increase by us and provides that he will be eligible for an annual bonus of up to 50% of his base salary based on criteria determined by the Compensation Committee of our Board of Directors.

        In connection with this employment agreement, we issued Mr. Stephenson 60,000 shares of our restricted common stock on September 10, 2004, which vest 33 1/3% on each of January 1, 2005, January 1, 2006, and January 1, 2007, provided Mr. Stephenson continues to work for us on the applicable vesting date. Dividends are paid currently on unvested shares and a dividend equivalent per share was paid in an amount equal to the dividend per share payable to shareholders of record as of July 30, 2004. Also in connection with this employment agreement, we issued Mr. Stephenson 60,000 performance restricted stock units on September 10, 2004, which vest upon our attaining $0.30 per share of common stock per fiscal quarter in "Adjusted Funds from Operation" (as defined in the agreement) for two (2) consecutive quarters. Dividend equivalents on vested performance restricted stock units are paid currently. Performance restricted stock units which have not become vested as of December 31, 2007 are forfeited.

        If we terminate Mr. Stephenson's employment without "cause" or if he resigns for "good reason," he will be entitled to payment of his cash compensation (the sum of his then current annual base salary plus average annual bonus payable based on the three completed fiscal years prior to termination of employment) for a period of one and one half (1.5) years. "Cause" is defined in the employment agreement to include events such as willful refusal to perform duties, willful misconduct in performance of duties, unauthorized disclosure of confidential company information, or fraud or dishonesty against us. "Good reason" is defined in the employment agreement to include events such as our material breach of the employment agreement or our relocation of Mr. Stephenson's employment to more than 50 miles away without his consent. Mr. Stephenson is required to execute a release of claims against us as a condition to the payment of severance benefits. Severance is not paid if the term of the employment agreement expires. Mr. Stephenson's restricted common stock and performance restricted stock units will become fully vested upon the occurrence of Mr. Stephenson's death, disability, termination of employment without cause or resignation for good reason, or a "change in control" (as defined in the agreement). In the event of a change in control, severance and other change in control benefits are grossed up to cover federal excise taxes and taxes on the gross up. If Mr. Stephenson dies during the term of the employment agreement, his estate is entitled to a prorated bonus for the year of his death.

        Mr. Stephenson is restricted from using any of our confidential information during his employment and for two years thereafter or from using any trade secrets during his employment and for as long thereafter as permitted by applicable law. During the period of employment and for one year thereafter, Mr. Stephenson is obligated not to provide managerial services or management consulting services to a competing business. Competing businesses is defined to include a defined list of competitors and any other business with the primary purpose of leasing assets to healthcare operators or financing ownership or operation of senior, retirement or healthcare related real estate. In addition, during the period of employment and for one year thereafter, Mr. Stephenson agrees not to solicit clients or customers with whom he had material contact or to solicit our management level or key employees. If the term of the employment agreement expires at December 31, 2007 and as a result no severance is paid, then these provisions also expire at December 31, 2007.

R. Lee Crabill, Jr. Employment Agreement

        We entered into an employment agreement with R. Lee Crabill, dated as of September 1, 2004, to be our Senior Vice President of Operations. The term of the agreement expires on December 31, 2007.

        Mr. Crabill's base salary is $237,000 per year, subject to increase by us and provides that he will be eligible for an annual bonus of up to 50% of his base salary based on criteria determined by the Compensation Committee of our Board of Directors.

        In connection with this employment agreement, we issued Mr. Crabill 57,500 shares of our restricted common stock on September 10, 2004, which vest 33 1/3% on each of January 1, 2005, January 1, 2006, and January 1, 2007, provided Mr. Crabill continues to work for us on the applicable vesting date. Dividends are paid currently on unvested shares and a dividend equivalent per share was paid in an amount equal to the dividend per share payable to shareholders of record as of July 30, 2004. Also in connection with this employment agreement, we issued Mr. Crabill 57,500 performance restricted stock units on September 10, 2004, which vest upon our attaining $0.30 per share of common stock per fiscal quarter in "Adjusted Funds from Operations" (as defined in the agreement) for two (2) consecutive quarters. Dividend equivalents on vested performance restricted stock units are paid currently. Performance restricted stock units which have not become vested as of December 31, 2007 are forfeited.

        If we terminate Mr. Crabill's employment without "cause" or if he resigns for "good reason," he will be entitled to payment of his cash compensation (the sum of his then current annual base salary plus average annual bonus payable based on the three completed fiscal years prior to termination of employment) for a period of one and one half (1.5) years. "Cause" is defined in the employment agreement to include events such as willful refusal to perform duties, willful misconduct in performance of duties, unauthorized disclosure of confidential company information, or fraud or dishonesty against us. "Good reason" is defined in the employment agreement to include events such as our material breach of the employment agreement or our relocation of Mr. Crabill's employment to more than 50 miles away without his consent. Mr. Crabill is required to execute a release of claims against us as a condition to the payment of severance benefits. Severance is not paid if the term of the employment agreement expires. Mr. Crabill's restricted common stock and performance restricted stock units will become fully vested upon the occurrence of Mr. Crabill's death, disability, termination of employment without cause or resignation for good reason, or a "change in control" (as defined in the agreement). In the event of a change in control, severance and other change in control benefits are grossed up to cover federal excise taxes and taxes on the gross up. If Mr. Crabill dies during the term of the employment agreement, his estate is entitled to a prorated bonus for the year of his death.

        Mr. Crabill is restricted from using any of our confidential information during his employment and for two years thereafter or from using any trade secrets during his employment and for as long thereafter as permitted by applicable law. During the period of employment and for one year thereafter, Mr. Crabill is obligated not to provide managerial services or management consulting services to a competing business. Competing businesses is defined to include a defined list of competitors and any other business with the primary purpose of leasing assets to healthcare operators or financing ownership or operation of senior, retirement or healthcare related real estate. In addition, during the period of employment and for one year thereafter, Mr. Crabill agrees not to solicit clients or customers with whom he had material contact or to solicit our management level or key employees. If the term of the employment agreement expires at December 31, 2007 and as a result no severance is paid, then these provisions also expire at December 31, 2007.

Option Grants/SAR Grants

        There were no options or stock appreciation rights ("SARs") granted to the named executive officers during 2005.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

        The following table summarizes options and SARs exercised during 2005 and presents the value of unexercised options and SARs held by the named executive officers at December 31, 2005.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/ SARs at Fiscal Year-End (#) Unexercisable (U) Exercisable (E)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($) Unexercisable (U) Exercisable (E)
C. Taylor Pickett	227,700	2,132,285	—	(U)	$—	(U)
			—	(E)	$—	(E)
Daniel J. Booth	—	—	33,334	(U)	$310,837	(U)
			58,333	(E)	$539,701	(E)
R. Lee Crabill, Jr.	50,834	548,362	—	(U)	$—	(U)
			—	(E)	$—	(E)
Robert O. Stephenson	23,438	211,959	36,231	(U)	$346,547	(U)
			44,043	(E)	$418,065	(E)

Long-Term Incentive Plan

        For the period from August 14, 1992, the date of commencement of our operations, through December 31, 2005, we have had no long-term incentive plans.

Defined Benefit or Actuarial Plan

        For the period from August 14, 1992, the date of commencement of our operations, through December 31, 2005, we have had no pension plans.

Compensation Committee Interlocks and Insider Participation

        Thomas F. Franke, Harold J. Kloosterman, Bernard J. Korman, Edward Lowenthal and Stephen D. Plavin were members of the Compensation Committee for the year ended December 31, 2005 and during such period, there were no Compensation Committee interlocks or insider participation in compensation decisions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding beneficial ownership of our capital stock as of January 31, 2006 for:

  •
  each of our directors and the named executive officers appearing in the table under "Executive Compensation—Compensation of Executive Officers;" and

  •
  all persons known to us to be the beneficial owner of more than 5% of our outstanding common stock.

        Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable. The business address of the directors and executive officers is 9690 Deereco Road, Suite 100, Timonium, Maryland 21093.

	Common Stock			Series D Preferred
Beneficial Owner	Number of Shares		Percent of Class(1)	Number of Shares	Percent of Class(11)
C. Taylor Pickett	478,428		0.8%	—	—
Daniel J. Booth	157,487		0.3%	—	—
R. Lee Crabill, Jr.	81,605		0.1%	—	—
Robert O. Stephenson	194,251		0.3%	—	—
Thomas F. Franke	79,840	(2)(3)	0.1%	—	—
Harold J. Kloosterman	91,412	(4)(5)	0.2%	—	—
Bernard J. Korman	558,786	(6)	1.0%	—	—
Edward Lowenthal	37,332	(7)(8)	*	—	—
Stephen D. Plavin	29,559	(9)	*	—	—
Directors and executive officers as a group (9 persons)	1,708,700	(10)	3.0%	—	—
5% Beneficial Owners:
K.G. Redding & Associates, LLC	3,400,536	(12)
Clarion CRA Securities, LP	3,300,455	(13)

*
Less than 0.10%

(1)
Based on 57,302,212 shares of our common stock outstanding as of January 31, 2006.

(2)
Includes 47,141 shares owned by a family limited liability company (Franke Family LLC) of which Mr. Franke is a member.

(3)
Includes stock options that are exercisable within 60 days to acquire 4,334 shares.

(4)
Includes shares owned jointly by Mr. Kloosterman and his wife, and 13,269 shares held solely in Mr. Kloosterman's wife's name.

(5)
Includes stock options that are exercisable within 60 days to acquire 8,666 shares.

(6)
Includes stock options that are exercisable within 60 days to acquire 6,667 shares.

(7)
Includes 1,400 shares owned by his wife through an IRA plan.

(8)
Includes stock options that are exercisable within 60 days to acquire 7,001 shares.

(9)
Includes stock options that are exercisable within 60 days to acquire 13,666 shares.

(10)
Includes stock options that are exercisable within 60 days to acquire 40,334 shares.

(11)
Based on 4,739,500 shares of Series D preferred stock outstanding at January 31, 2006.

(12)
Based on a Schedule 13G filed by K.G. Redding & Associates, LLC on January 17, 2006. K.G. Redding & Associates, LLC is located at One North Wacker Drive, Suite 4343, Chicago, IL 60606-2841. Includes 1,386,530 shares of common stock which K.G. Redding & Associates has sole voting power or power to direct the vote.

(13)
Based on a Schedule 13G filed by Clarion CRA Securities, LP on March 2, 2005. Clarion CRA Securities is located at 259 N. Radnor Chester Road, Suite 205 Radnor, PA 19087. Includes 3,184,870 shares of common stock Clarion CRA Securities, LP has sole voting power or power to direct the vote.

Description of Capital Stock

        As of the date of this prospectus, our authorized capital stock consisted of 100,000,000 shares of our common stock, par value $0.10 per share, and 20,000,000 shares of preferred stock, par value $1.00 per share, of which 4,739,500 are designated as Series D cumulative redeemable preferred stock, or Series D Preferred Stock. Following the redemption of our Series A, Series B and Series C preferred stock, our board of directors, pursuant to authority granted in our articles of incorporation, re-classified the remaining 5,260,500 authorized shares of Series A, Series B and Series C preferred stock as preferred stock without designation as to series. As of February 22, 2006, we had 57,519,319 shares of our common stock and 4,739,500 shares of our 8.375% Series D Preferred Stock issued and outstanding. Our common stock and Series D Preferred Stock are listed on the NYSE.

        All shares of our common stock participate equally in dividends payable to stockholders of our common stock when and as declared by our board of directors and in net assets available for distribution to stockholders of our common stock on liquidation or dissolution, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. Holders of our common stock do not have preference, conversion, exchange or preemptive rights. Our common stock is listed on the New York Stock Exchange under the symbol "OHI."

        The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock. The description of certain provisions of the preferred stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the company's articles of incorporation, as amended, and the board of directors' resolution or articles supplementary relating to each series of the preferred stock.

        Under the articles of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to an additional 15,260,500 shares of preferred stock, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by our board of directors. The board of directors' resolution or articles supplementary relating to future series of the preferred stock offered will establish specific terms for each series.

        Our outstanding preferred stock is, and any future series of preferred stock will, when issued, be, fully paid and nonassessable. Our outstanding preferred stock does not have, and any future series of preferred stock will not have, any preemptive rights. Unless otherwise stated in the board of directors' resolutions or articles supplementary relating to a particular series of the preferred stock, each series of the preferred stock will rank on a parity as to dividends and distributions of assets with each other series of the preferred stock. The rights of the holders of each series of the preferred stock will be subordinate to those of the company's general creditors.

        Our outstanding Series D Preferred Stock has no stated maturity or voting rights and is not subject to any sinking fund or mandatory redemption. The Series D Preferred Stock is, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, ranked senior to all classes or series of our common stock. Holders of shares of the Series D Preferred Stock are entitled to receive the payment of dividends, preferential cumulative cash dividends at a rate of 8.375% per annum of the liquidation preference per share. Dividends on the Series D Preferred Stock are cumulative from the date of original issue and are payable quarterly.

        Computershare, N.A. is the transfer agent and registrar of the common stock and our outstanding preferred stock.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Certain Federal Income Tax Consequences Associated with Participating in the Plan

        Dividends you receive on shares of our common stock that you hold in the Plan and which are reinvested in newly issued shares will be treated for federal income tax purposes as a taxable stock distribution to you. Accordingly, you will receive taxable dividend income in an amount equal to the fair market value of the shares of our common stock that you receive on the date we pay dividends to the extent we have current or accumulated earnings and profits for federal income tax purposes. We intend to take the position that the fair market value of the newly issued shares purchased with reinvested dividends equals the average of the high and low NYSE prices of our common stock on the related date we pay dividends. The treatment described above will apply to you whether or not the shares are purchased at a discount. On the other hand, dividends you receive on shares of our common stock that you hold in the Plan, which are reinvested in shares of our common stock purchased by the administrator in the open market or in privately negotiated transactions, will be treated for federal income tax purposes as a taxable cash distribution to you in an amount equal to the purchase price of such shares to the extent that we have current or accumulated earnings and profits for federal income tax purposes. The portion of a distribution you receive that is in excess of our current and accumulated earnings and profits will not be taxable to you if this portion of the distribution does not exceed the adjusted tax basis of your shares. However, you will be required to reduce the basis in your existing shares by the amount of such excess. If a portion of your distribution exceeds the adjusted tax basis of your shares, that portion of your distribution will be taxable as a capital gain. If we properly designate a portion of your distribution as a capital gain dividend, then that portion will be reportable as a capital gain. Capital gains will be taxed to you at a 15% or 25% income tax rate, depending on the tax characteristics of the assets which produced such gains, and on certain other designations, if any, that we may make.

        The Internal Revenue Service has indicated in somewhat similar situations that a participant who participates in the dividend reinvestment portion of the Plan and makes an optional cash purchase of common stock under the Plan will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common shares over the amount of the optional cash payment made by the participant. The fair market value will equal the average of the high and low NYSE prices of our common stock on the applicable investment date. Any distributions which the participant is treated as receiving, including the discount, would be taxable income or gain or would reduce his or her basis in common stock, or some combination thereof, under the rules described above.

        Under the Plan, we will bear any trading fees or brokerage commissions related to the acquisition of, but not the sale of, shares of our common stock. Brokerage commissions paid by a corporation with respect to open market purchases on behalf of participants in a dividend reinvestment plan or pursuant to the optional cash purchase features of a plan are generally treated as constructive distributions to the participants, and the payment of these fees or commissions is generally subject to income tax in the same manner as distributions and includable in the participant's cost basis of the shares purchased. Accordingly, to the extent that we pay brokerage commissions with respect to any open market or privately negotiated purchases made with reinvested dividends or optional cash purchases by the administrator, participants will generally be treated as receiving their proportionate amount of the commissions as distributions in addition to the amounts described above.

        Your tax basis in your shares of common stock acquired under the dividend reinvestment features of the Plan will generally equal the total amount of distributions you are treated as receiving, as described above. Your tax basis in your shares of common stock acquired through an optional cash purchase under the Plan will generally equal the total amount of distributions you are treated as receiving, as described above, plus the amount of the optional cash payment. Your holding period for the shares of our common stock acquired under the Plan will begin on the day following the date such shares were purchased for your Plan account. Consequently, shares of our common stock purchased in different quarters will have different holding periods.

        You will not realize any gain or loss when you receive certificates for whole shares of our common stock credited to your account, either upon your request, when you withdraw from the Plan or if the Plan terminates. However, you will recognize gain or loss when you sell or exchange whole shares of our common stock acquired under the Plan. You will also recognize gain or loss when you receive a cash payment for a fractional share of our common stock credited to your Plan account when you withdraw from the Plan or if the Plan terminates. The amount of your gain or loss will equal the difference between the amount of cash you receive for your fractional shares of our common stock, net of any costs of sale paid by you, and your tax basis of such fractional shares.

        Backup Withholding and Information Reporting.    In general, we are required to report to the Internal Revenue Service all actual and constructive dividend distributions to you, unless you are a corporation or other shareholder exempt from reporting requirements. Additionally, dividends are subject to backup withholding, currently at a 28% rate, unless you provide your taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certify that such number is correct, certify as to no loss of exemption from backup withholding, and meet certain other conditions, or otherwise establish an exemption. Backup withholding amounts will be withheld from dividends before those dividends are reinvested under the Plan. Therefore, dividends to be reinvested under the Plan by participants subject to backup withholding will be reduced by the backup withholding amount. The withheld amounts will generally be allowed as a refund or credit against the participant's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

        REIT Taxation.    As an owner of shares of a REIT, you will be generally taxed on distributions made to you (not designated as capital gain dividends), to the extent of our earnings and profits, at ordinary tax rates of up to 35% (in the case of a shareholder who is an individual). Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the low 15% tax rate on dividends distributed by regular "C" corporations. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

  •
  your long-term capital gains, if any, recognized on the disposition of our shares;

  •
  our distributions designated as long-term capital gain dividends (except to the extent attributable to "unrecaptured Section 1250 gain," in which case such distributions would continue to be subject to a 25% tax rate);

  •
  our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

  •
  our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

        The foregoing summary of certain federal income tax considerations regarding the Plan is based on current law, is for your general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to you in light of your personal investment circumstances, or if you are a type of investor (including insurance companies, tax-exempt organizations, entities treated as pass-through entities for U.S. federal income tax purposes, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) that is subject to special treatment under the federal income tax laws.

        FOR FURTHER INFORMATION AS TO THE TAX CONSEQUENCES TO PARTICIPANTS IN THE PLAN, INCLUDING STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR(S). THE ABOVE DISCUSSION IS BASED ON FEDERAL INCOME TAX LAWS AS IN EFFECT AS OF THE DATE HEREOF. ALL PARTICIPANTS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE IMPACT OF ANY FUTURE LEGISLATIVE PROPOSALS OR LEGISLATION ENACTED AFTER THE DATE OF THIS PROSPECTUS.

Consequences of an Investment in Our Securities

        The following is a general summary of the material U.S. federal income tax considerations applicable to us, and to the purchasers of our securities and our election to be taxed as a REIT. It is not tax advice. The summary is not intended to represent a detailed description of the U.S. federal income tax consequences applicable to a particular stockholder in view of any person's particular circumstances, nor is it intended to represent a detailed description of the U.S. federal income tax consequences applicable to stockholders subject to special treatment under the federal income tax laws such as insurance companies, tax-exempt organizations, financial institutions, securities broker-dealers, investors in pass-through entities, expatriates and taxpayers subject to alternative minimum taxation.

        The following discussion relating to an investment in our securities was based on consultations with Powell Goldstein LLP, our special counsel. In the opinion of Powell Goldstein LLP, the following discussion, to the extent it constitutes matters of law or legal conclusions (assuming the facts, representations, and assumptions upon which the discussion is based are accurate), accurately represents the material U.S. federal income tax considerations relevant to purchasers of our securities. Powell Goldstein LLP has not rendered any opinion regarding any effect of such issuance on purchasers of our securities. The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The information in this section is based on the Code; current, temporary, and proposed Treasury regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the Internal Revenue Service, or IRS; and court decisions, in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received those rulings.

Taxation of Omega

        General.    We have elected to be taxed as a real estate investment trust, or a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 1992. We believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code and we intend to continue to operate in such a manner, but no assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT.

        The sections of the Code that govern the federal income tax treatment of a REIT are highly technical and complex. The following sets forth the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

        In the opinion of Powell Goldstein LLP, which opinion has been filed as an exhibit to the registration statement of which this prospectus is a part, we are organized in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to continue to meet the requirements for continued qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters concerning our business and properties. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Powell Goldstein LLP on an ongoing basis. Accordingly, no assurance can be given that the various results of our operation for any particular taxable year will satisfy such requirements. Further, such requirements may be changed, perhaps retroactively, by legislative or administrative actions at any time. We have neither sought nor obtained any formal ruling from the IRS regarding our qualification as a REIT and presently have no plan to apply for any such ruling. See "—Failure to Qualify."

        If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and the stockholder level) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if we have a net capital gain, we will be taxed at regular corporate rates on our undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if our tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference that we do not distribute or allocate to our stockholders. Third, if we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest regular corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by us, (i.e., when we are acting as a dealer)), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute by the end of each year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, we will be subject to a 100% excise on transactions with a taxable REIT subsidiary, or TRS, that are not conducted on an arm's-length basis. Eighth, if we acquire any asset, which is defined as a "built-in gain asset" from a C corporation that is not a REIT (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period, which is defined as the "recognition period," beginning on the date on which such asset was acquired by us, then, to the extent of the built-in gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by us over (b) our adjusted basis in such asset on such date), our recognized gain will be subject to tax at the highest regular corporate rate. The results described above with respect to the recognition of built-in gain assume that we will not make an election pursuant to Treasury Regulations. Section 1.337(d)-7(c)(5).

        Requirements for qualification.    The Code defines a REIT as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to the provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half year of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its annual distributions to stockholders. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

        Income tests.    In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including generally "rents from real property," interest on mortgages on real property and gains on sale of real property and real property mortgages, other than property described in Section 1221 of the Code) and income derived from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities other than property held for sale to customers in the ordinary course of business.

        Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of the rent must not be based in whole or in part on the income or profits of any person. However, any amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an owner (actually or constructively) of 10% or more of the value of our stock, actually or constructively owns 10% or more of such tenant, which is defined as a related party tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from which we derive no revenue. We, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties. For our tax years beginning after 2004, rents for customary services performed by a TRS or that are received from a TRS and are described in Code Section 512(b)(3) no longer meet the 100% excise tax safe harbor. Instead, such payments avoid the excise tax if we pay the TRS at least 150% of its direct cost furnishing such services.

        The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, but only to the extent that the amounts received by the debtor would be qualifying "rents from real property" if received directly by a REIT.

        If a loan contains a provision that entitles us to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

        Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property.

        Prohibited transactions.    We will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business.

        Foreclosure property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

  •
  that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

  •
  for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

  •
  for which the REIT markets a proper election to treat the property as foreclosure property.

        Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the

Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

  •
  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

  •
  on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

  •
  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

        After the year 2000, the definition of foreclosure property was amended to include any "qualified health care property," as defined in Code Section 856(e)(6) acquired by us as the result of the termination or expiration of a lease of such property. We have operated qualified healthcare facilities acquired in this manner for up to two years (or longer if an extension was granted). However, we do not currently own any property with respect to which we have made foreclosure property elections. Properties that we had taken back in a foreclosure or bankruptcy and operated for our own account were treated as foreclosure properties for income tax purposes, pursuant to Internal Revenue Code Section 856(e). Gross income from foreclosure properties was classified as "good income" for purposes of the annual REIT income tests upon making the election on the tax return. Once made, the income was classified as "good" for a period of three years, or until the properties were no longer operated for our own account. In all cases of foreclosure property, we utilized an independent contractor to conduct day-to-day operations in order to maintain REIT status. In certain cases we operated these facilities through a taxable REIT subsidiary. For those properties operated through the taxable REIT subsidiary, we utilized an eligible independent contractor to conduct day-to-day operations to maintain REIT status. As a result of the foregoing, we do not believe that our participation in the operation of nursing homes increased the risk that we will fail to qualify as a REIT. Through our 2004 taxable year, we had not paid any tax on our foreclosure property because those properties had been producing losses. We cannot predict whether,, in the future, our income from foreclosure property will be significant and/or whether we could be required to pay a significant amount of tax on that income.

        Hedging transactions.    From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of that contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Accordingly, our income and gain from our interest rate swap agreements generally is qualifying income for purpose, or the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We have structured and intend to continue to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. For tax years beginning after 2004, we will no longer include income from hedging transactions in gross income (i.e. not included in either the numerator or the denominator) for purposes of the 95% gross income test.

        TRS income.    A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS.

A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of securities of one or more TRSs. However, a TRS does not include a corporation which directly or indirectly (i) operates or manages a health care (or lodging) facility, or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which a health care (or lodging) facility is operated. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We have made TRS elections with respect to Bayside Street II, Inc. and one of our wholly-owned subsidiaries that owned all of the preferred stock of Omega Worldwide. Those entities will pay corporate income tax on their taxable income and their after-tax next income will be available for distribution to us.

        Failure to satisfy income tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will be generally available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability and we file a schedule with descriptions of each item of gross income that caused the failure.

        Asset tests.    At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our company), cash, cash items and government securities. Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or value of any one issuer's outstanding securities. Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

        For purposes of the second and third asset tests the term "securities" does not include our equity or debt securities of a qualified REIT subsidiary or TRS or our equity interest in any partnership, since we are deemed to own our proportionate share of each asset of any partnership of which we are a partner. Furthermore, for purposes of determining whether we own more than 10% of the value of only one issuer's outstanding securities, the term "securities" does not include: (i) any loan to an individual or an estate; (ii) any Code Section 467 rental agreement; (iii) any obligation to pay rents from real property; (iv) certain government issued securities; (v) any security issued by another REIT; and (vi) our debt securities in any partnership, not otherwise excepted under (i) through (v) above, (A) to the extent of our interest as a partner in the partnership or (B) if 75% of the partnership's gross income is derived from sources described in the 75% income test set forth above.

        We may own up to 100% of the stock of one or more TRSs. However, overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries

(including stock in non-REIT C corporations) and other assets that are not qualifying assets for purposes of the 75% asset test. If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The nonqualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property.

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

        For our tax years beginning after 2004, subject to certain de minimis exceptions, we may avoid REIT disqualification in the event of certain failures under the asset tests, provided that (i) we file a schedule with a description of each asset that caused the failure, (ii) the failure was due to reasonable cause and not willful neglect, (iii) we dispose of the assets within 6 months after the last day of the quarter in which the identification of the failure occurred (or the requirements of the rules are otherwise met within such period), and (iv) we pay a tax on the failure equal to the greater of (A) $50,000 per failure, and (B) the product of the net income generated by the assets that caused the failure for the period beginning on the date of the failure and ending on the date we dispose of the asset (or otherwise satisfy the requirements) multiplied by the highest applicable corporate tax rate.

        Annual distribution requirements.    In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

        Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

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  85% of our REIT ordinary income for such year;

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  95% of our REIT capital gain income for such year; and

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  any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. We may also be entitled to pay and deduct deficiency dividends in later years as a relief measure to correct errors in determining our taxable income. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

        The availability to us of, among other things, depreciation deductions with respect to our owned facilities depends upon the treatment by us as the owner of such facilities for federal income tax purposes, and the classification of the leases with respect to such facilities as "true leases" rather than financing arrangements for federal income tax purposes. The questions of whether we are the owner of such facilities and whether the leases are true leases for federal tax purposes are essentially factual matters. We believe that we will be treated as the owner of each of the facilities that we lease, and such leases will be treated as true leases for federal income tax purposes. However, no assurances can be given that the IRS will not successfully challenge our status as the owner of our facilities subject to leases, and the status of such leases as true leases, asserting that the purchase of the facilities by us and the leasing of such facilities merely constitute steps in secured financing transactions in which the lessees are owners of the facilities and we are merely a secured creditor. In such event, we would not be entitled to claim depreciation deductions with respect to any of the affected facilities. As a result, we might fail to meet the 90% distribution requirement or, if such requirement is met, we might be subject to corporate income tax or the 4% excise tax.

        Other Failures.    We may avoid disqualification in the event of a failure to meet certain requirements for REIT qualification, other than the 95% and 75% gross income tests, the rules with respect to ownership of securities of more than 10% of a single issuer, and the new rules provided for failures of the asset tests, if the failures are due to reasonable cause and not willful neglect, and if the REIT pays a penalty of $50,000 for each such failure.

Failure To Qualify

        If we fail to qualify as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible and our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. Failure to qualify could result in our incurring indebtedness or liquidating investments in order to pay the resulting taxes.

Other Tax Matters

        We own and operate a number of properties through qualified REIT subsidiaries, "QRSs". The QRSs are treated as qualified REIT subsidiaries under the Code. Code Section 856(i) provides that a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the tests for REIT qualification described in this prospectus under the heading "Taxation of Omega," the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as our assets, liabilities and items of income, deduction, and credit.

        In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxation of Stockholders

        Taxation of domestic stockholders.    As long as we qualify as a REIT, if you are a taxable U.S. stockholder, distributions made to you out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which you have held our stock. However, if you are a corporation, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your shares, you will include the distributions in income as long-term capital gain (or short-term capital gain if you have held the shares for one year or less) assuming the shares are a capital asset in your hands. In addition, any distribution declared by us in October, November or December of any year payable to you as a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year. You may not include in your individual income tax returns any of our net operating losses or capital losses.

        In general, any loss upon a sale or exchange of shares by you, if you have held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by you as long-term capital gain.

Backup Withholding

        Assuming that you are a U.S. stockholder, we will report to you and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding with respect to distributions paid unless you:

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  are a corporation or come within certain other exempt categories and when required, demonstrate this fact; or

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  provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

        If you do not provide us with your correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against your income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to you, if you fail to certify your nonforeign status to us. See "—Taxation of Stockholders—Taxation of Foreign Stockholders."

        Treatment of tax-exempt stockholders.    If you are a tax-exempt employee pension trust or other domestic tax-exempt stockholder, our distributions to you generally will not constitute "unrelated business taxable income," or UBTI, unless you have borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of that REIT's distributions as UBTI. This requirement will apply only if:

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  the REIT would not qualify for federal income tax purposes but for the application of a "look-through" exception to the "five or fewer" requirement applicable to shares held by qualified trusts; and

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  the REIT is "predominantly held" by qualified trusts.

        A REIT is predominantly held if either:

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  a single qualified trust holds more than 25% by value of the REIT interests; or

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  one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests.

        The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to the total gross income (less certain associated expenses) of the REIT.

        A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Internal Revenue Code and exempt from tax under section 501(a) of the Internal Revenue Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer" requirement without relying upon the "look-through" exception. The restrictions on ownership of our common stock in our Amended and Restated Articles of Incorporation, as amended, will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by our board of directors.

        Taxation of foreign stockholders.    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, Non-U.S. Stockholders) are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

        If you are a Non-U.S. Stockholder, the following discussion will apply to you. Distributions that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax.

        However, if income from the investment in the shares is treated as effectively connected with your conduct of a U.S. trade or business, you generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the distributions (and may also be subject to the 30% branch profits tax if you are a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to you unless:

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  a lower treaty rate applies, you file an IRS Form W-8BEN with us and other conditions are met; or

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  you file an IRS Form W-8ECI with us claiming that the distribution is effectively connected income, and other conditions are met.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that the distributions do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of your shares, these distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your shares in us, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that a distribution was, in fact, in excess of our current and accumulated earnings and profits.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to you as if the gain were effectively connected with a U.S. business. You would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against your FIRPTA tax liability.

        For our tax years beginning after 2004, a capital gain distribution to a Non-U.S. Stockholder that would otherwise be subject to FIRPTA will not be treated as effectively connected income and instead will be treated as ordinary dividend income subject to withholding at a 30% rate (or lower treaty rate) provided that (i) the distribution is received by such Non-U.S. Stockholder with respect to a class of our stock that is regularly traded on an established securities market located in the U.S. and (ii) such Non-U.S. Stockholder does not own more than 5% of the class of stock at any time during the taxable year within which it receives the distribution.

        Gain recognized by you upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," although there can be no assurance that we will retain that status. If we are not "domestically controlled," gain recognized by you will continue to be exempt under FIRPTA if you at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to you if:

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  investment in the shares is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. stockholders with respect to the gain; or

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  you are a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other applicable requirements are met, in which case you will be subject to a 30% tax on your capital gains.

        If the gain on the sale of shares were to be subject to taxation under FIRPTA, you will be subject to the same treatment as U.S. stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

        If the proceeds of a sale of shares by you are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless you certify as to your name, address and non-U.S. status or otherwise establish an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if:

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  the payment is made through an office outside the U.S. of a broker that is: (a) a U.S. person; (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or (c) a "controlled foreign corporation" for U.S. federal income tax purposes; and

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  the broker fails to initiate documentary evidence that you are a Non-U.S. Stockholder and that certain conditions are met or that you otherwise are entitled to an exemption.

Other Tax Consequences

        The maximum federal income tax rate applicable to individuals for long-term capital gains and for dividend income taxable prior to 2009 is 15%. Without future congressional action, the maximum tax rate on long-term capital gains will be 20% in 2009, and the maximum rate on dividends will increase to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

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  your long-term capital gains, if any, recognized on the disposition of our shares;

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  our distributions designated as long-term capital gain dividends (except to the extent attributable to "unrecaptured Section 1250 gain," in which case such distributions would continue to be subject to a 25% tax rate);

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  our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

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  our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

        Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of other corporations that pay dividends as more attractive relative to stocks of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our stock.

Possible Legislative Or Other Actions Affecting Tax Consequences

        Prospective holders of our securities should recognize that the present federal income tax treatment of investment in our company may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in our company.

State and Local Taxes

        We may be and you may be subject to state or local taxes in other jurisdictions such as those in which we may be deemed to be engaged in activities or own property or other interests. The state and local tax treatment of us may not conform to the federal income tax consequences discussed above.

PLAN OF DISTRIBUTION

        Except to the extent the administrator purchases shares of our common stock in the open market, we will sell directly to the administrator the shares of our common stock acquired under the Plan. There are no brokerage commissions in connection with the purchases of such newly issued shares of our common stock.

        In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of participants or other investors who may be engaged in the securities business.

        Persons who acquire shares of common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept investments made pursuant to requests for waiver by such persons.

        You will only be responsible for a transaction fee and your pro rata share of trading fees and any brokerage commissions associated with your sales of shares of common stock attributable to you under the Plan. We will pay for all fees and commissions associated with your purchases under the Plan. Our common stock is listed on the NYSE under the symbol "OHI."

        Pursuant to the Plan, we may be requested to approve optional cash purchases in excess of the allowable maximum amounts pursuant to requests for waiver on behalf of participants that may be engaged in the securities business. In deciding whether to approve this request, we will consider relevant factors including, but not limited to:

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  our need for additional funds;

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  the attractiveness of obtaining these funds by the sale of common stock under the Plan in comparison to other sources of funds;

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  the purchase price likely to apply to any sale of common stock;

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  the participant submitting the request, including the extent and nature of the participant's prior participation in the Plan and the number of shares of common stock held of record by the participant; and

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  the aggregate number of requests for waiver that have been submitted by all participants.

        From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to requests for waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

USE OF PROCEEDS

        We are unable to predict the number of shares of common stock that will ultimately be sold under the Plan, the prices at which such shares will be sold, or the number of such shares, if any, that will be sold by us from the our authorized but unissued shares of common stock. Therefore, we cannot estimate the amount of proceeds to be received from the sale of such shares. To the extent that shares of common stock are sold from our authorized but unissued shares of common stock, the proceeds of such sales will be added to our general funds and will be used for funding of real estate investments or for general corporate purposes.

AVAILABLE INFORMATION

        We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and free of charge at the website maintained by the SEC at www.sec.gov.

        We have filed with the SEC a registration statement on Form S-11, or the registration statement, under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the registration statement.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Powell Goldstein LLP, Atlanta, Georgia. In addition, Powell Goldstein LLP, Atlanta, Georgia, has passed upon certain federal income tax matters.

EXPERTS

        The consolidated financial statements of Omega Healthcare Investors, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, including schedules appearing herein, and Omega Healthcare Investors, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and included herein. Such consolidated financial statements and management's assessment are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Management's Report on Internal Control over Financial Reporting

        The management of Omega Healthcare Investors, Inc. ("Omega") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  •
  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

  •
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  •
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Omega have been detected. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

        Omega's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management's assessment management believes that, as of December 31, 2005, Omega's internal control over financial reporting is effective based on those criteria.

        Omega's independent auditors have issued an audit report on our assessment of the company's internal control over financial reporting. This report appears on page F-4 herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Omega Healthcare Investors, Inc.

        We have audited the accompanying consolidated balance sheets of Omega Healthcare Investors, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedules listed in the Index on page F-1. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Healthcare Investors, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Omega Healthcare Investors, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia February 17, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Omega Healthcare Investors, Inc.

        We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Omega Healthcare Investors, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Omega Healthcare Investors, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that Omega Healthcare Investors, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Omega Healthcare Investors, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omega Healthcare Investors, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 17, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia February 17, 2006

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2005	December 31, 2004
ASSETS
Real estate properties
Land and buildings at cost	$996,127	$808,574
Less accumulated depreciation	(157,255)	(153,379)

Real estate properties—net	838,872	655,195
Mortgage notes receivable—net	104,522	118,058

	943,394	773,253
Other investments—net	23,490	29,699

	966,884	802,952
Assets held for sale—net	1,243	—

Total investments	968,127	802,952
Cash and cash equivalents	3,948	12,083
Accounts receivable	5,885	5,582
Other assets	37,769	12,733
Operating assets for owned properties	—	213

Total assets	$1,015,729	$833,563

LIABILITIES AND STOCKHOLDERS' EQUITY
Revolving line of credit	$58,000	$15,000
Unsecured borrowings—net	505,429	361,338
Other long—term borrowings	2,800	3,170
Accrued expenses and other liabilities	19,563	21,067
Operating liabilities for owned properties	256	508

Total liabilities	586,048	401,083

Stockholders' equity:
Preferred stock issued and outstanding—2,000 shares Class B with an aggregate liquidation preference of $50,000	—	50,000
Preferred stock issued and outstanding—4,740 shares Class D with an aggregate liquidation preference of $118,488	118,488	118,488
Common stock $.10 par value authorized—100,000 shares: Issued and outstanding—56,872 shares in 2005 and 50,824 shares in 2004	5,687	5,082
Additional paid-in-capital	657,920	592,698
Cumulative net earnings	227,701	191,013
Cumulative dividends paid	(536,041)	(480,292)
Cumulative dividends—redemption	(43,067)	(41,054)
Unamortized restricted stock awards	(1,167)	(2,231)
Accumulated other comprehensive income (loss)	160	(1,224)

Total stockholders' equity	429,681	432,480

Total liabilities and stockholders' equity	$1,015,729	$833,563

See accompanying notes.

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
Revenues
Rental income	$92,387	$68,338	$57,654
Mortgage interest income	6,527	13,266	14,656
Other investment income—net	2,439	2,319	2,922
Miscellaneous	4,459	831	1,048
Nursing home revenues of owned and operated assets	—	—	4,395

Total operating revenues	105,812	84,754	80,675
Expenses
Depreciation and amortization	24,175	19,214	18,500
General and administrative	8,587	8,841	8,858
Provision for impairment on real estate properties	5,454	—	74
Provisions for uncollectible mortgages, notes and accounts receivable	83	—	—
Leasehold expiration expense	1,050	—	—
Nursing home expenses of owned and operated assets	—	—	5,493

Total operating expenses	39,349	28,055	32,925

Income before other income and expense	66,463	56,699	47,750
Other income (expense):
Interest and other investment income	220	122	182
Interest expense	(29,900)	(23,050)	(18,495)
Interest—amortization of deferred financing costs	(2,121)	(1,852)	(2,307)
Interest—refinancing costs	(2,750)	(19,106)	(2,586)
Provisions for impairment on equity securities	(3,360)	—	—
Litigation settlements and professional liability claims	1,599	(3,000)	2,187
Adjustment of derivative to fair value	—	256	—

Total other expense	(36,312)	(46,630)	(21,019)
Income before gain on assets sold	30,151	10,069	26,731
Gain from assets sold—net	—	—	665

Income from continuing operations	30,151	10,069	27,396
Income (loss) from discontinued operations	6,537	6,669	(4,366)

Net income	36,688	16,738	23,030
Preferred stock dividends	(11,385)	(15,807)	(20,115)
Preferred stock conversion and redemption charges	(2,013)	(41,054)	—

Net income (loss) available to common	$23,290	$(40,123)	$2,915

Income (loss) per common share:
Basic:
Income (loss) from continuing operations	$0.32	$(1.03)	$0.20

Net income (loss)	$0.45	$(0.88)	$0.08

Diluted:
Income (loss) from continuing operations	$0.32	$(1.03)	$0.19

Net income (loss)	$0.45	$(0.88)	$0.08

Dividends declared and paid per common share	$0.85	$0.72	$0.15

Weighted-average shares outstanding, basic	51,738	45,472	37,189

Weighted-average shares outstanding, diluted	52,059	45,472	38,154

Components of other comprehensive income:
Net income	$36,688	$16,738	$23,030
Unrealized gain (loss) on investments and hedging contracts—net	1,384	3,231	(1,573)

Total comprehensive income	$38,072	$19,969	$21,457

See accompanying notes.

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
(in thousands, except per share amounts)

	Common Stock Par Value	Additional Paid-in Capital	Preferred Stock	Cumulative Net Earnings
Balance at December 31, 2002 (37,141 common shares)	$3,714	$481,052	$212,342	$151,245
Issuance of common stock:
Release of restricted stock and amortization of deferred stock compensation	—	—	—	—
Dividend reinvestment plan (6 shares)	1	41	—	—
Exercised options (121 shares at an average exercise price of $2.373 per share)	12	275	—	—
Grant of stock as payment of directors fees (23 shares at an average of $4.373 per share)	2	99	—	—
Net income for 2003	—	—	—	23,030
Common dividends paid ($0.15 per share).	—	—	—	—
Preferred dividends paid (Series A of $6.359 per share, Series B of $5.930 per share and Series C of $2.50 per share)	—	—	—	—
Unrealized loss on interest rate cap	—	—	—	—

Balance at December 31, 2003 (37,291 common shares)	3,729	481,467	212,342	174,275
Issuance of common stock:
Grant of restricted stock (318 shares at $10.54 per share)	—	3,346	—	—
Amortization of restricted stock	—	—	—	—
Dividend reinvestment plan (16 shares at $9.84 per share)	2	157	—	—
Exercised options (1,190 shares at an average exercise price of $2.775 per share)	119	(403)	—	—
Grant of stock as payment of directors fees (10 shares at an average of $10.3142 per share)	1	101	—	—
Equity offerings (2,718 shares at $9.85 per share)	272	23,098	—	—
Equity offerings (4,025 shares at $11.96 per share)	403	45,437	—	—
Net income for 2004	—	—	—	16,738
Purchase of Explorer common stock (11,200 shares).	(1,120)	(101,025)	—	—
Common dividends paid ($0.72 per share).	—	—	—	—
Issuance of Series D preferred stock (4,740 shares).	—	(3,700)	118,488	—
Series A preferred redemptions.	—	2,311	(57,500)	—
Series C preferred stock conversions.	1,676	103,166	(104,842)	—
Series C preferred stock redemptions	—	38,743	—	—
Preferred dividends paid (Series A of $1.156 per share, Series B of $2.156 per share and Series D of $1.518 per share)	—	—	—	—
Realized loss on sale of interest rate cap	—	—	—	—
Unrealized loss on investments	—	—	—	—

Balance at December 31, 2004 (50,824 common shares)	5,082	592,698	168,488	191,013
Issuance of common stock:
Grant of restricted stock (7 shares at $11.03 per share)	—	77	—	—
Amortization of restricted stock	—	—	—	—
Vesting of restricted stock (grants 66 shares)	7	(521)	—	—
Dividend reinvestment plan (573 shares at $12.138 per share)	57	6,890	—	—
Exercised options (218 shares at an average exercise price of $2.837 per share)	22	(546)	—	—
Grant of stock as payment of directors fees (9 shares at an average of $11.735 per share)	1	99	—	—
Equity offerings (5,175 shares at $11.80 per share)	518	57,223	—	—
Net income for 2005	—	—	—	36,688
Common dividends paid ($0.85 per share).	—	—	—	—
Series B preferred redemptions.	—	2,000	(50,000)	—
Preferred dividends paid (Series B of $1.090 per share and Series D of $2.0938 per share)	—	—	—	—
Reclassification for realized loss on investments	—	—	—	—
Unrealized loss on investments	—	—	—	—

Balance at December 31, 2005 (56,872 common shares)	$5,687	$657,920	$118,488	$227,701

See accompanying notes.

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
(in thousands, except per share amounts)

	Cumulative Dividends	Unamortized Restricted Stock Awards	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2002 (37,141 common shares)	$(365,654)	$(116)	$(2,882)	$479,701
Issuance of common stock:
Release of restricted stock and amortization of deferred stock compensation	—	116	—	116
Dividend reinvestment plan (6 shares)	—	—	—	42
Exercised options (121shares at an average exercise price of $2.373 per share)	—	—	—	287
Grant of stock as payment of directors fees (23 shares at an average of $4.373 per share)	—	—	—	101
Net income for 2003	—	—	—	23,030
Common dividends paid ($0.15 per share).	(5,582)	—	—	(5,582)
Preferred dividends paid (Series A of $6.359 per share, Series B of $5.930 per share and Series C of $2.50 per share)	(59,887)	—	—	(59,887)
Unrealized loss on interest rate cap	—	—	(1,573)	(1,573)

Balance at December 31, 2003 (37,291 common shares)	(431,123)	—	(4,455)	436,235
Issuance of common stock:
Grant of restricted stock (318 shares at $10.54 per share)	—	(3,346)	—	—
Amortization of restricted stock	—	1,115	—	1,115
Dividend reinvestment plan (16 shares)	—	—	—	159
Exercised options (1,190 shares at an average exercise price of $2.775 per share)	—	—	—	(284)
Grant of stock as payment of directors fees (10 shares at an average of $10.3142 per share)	—	—	—	102
Equity offerings (2,718 shares)	—	—	—	23,370
Equity offerings (4,025 shares)	—	—	—	45,840
Net income for 2004	—	—	—	16,738
Purchase of Explorer common stock (11,200 shares).	—	—	—	(102,145)
Common dividends paid ($0.72 per share).	(32,151)	—	—	(32,151)
Issuance of Series D preferred stock (4,740 shares)	—	—	—	114,788
Series A preferred stock redemptions	(2,311)	—	—	(57,500)
Series C preferred stock conversions	—	—	—	—
Series C preferred stock redemptions	(38,743)	—	—	—
Preferred dividends paid (Series A of $1.156 per share, Series B of $2.156 per share and Series D of $1.518 per share)	(17,018)	—	—	(17,018)
Realized loss on sale of interest rate cap	—	—	6,014	6,014
Unrealized loss on investments	—	—	(2,783)	(2,783)

Balance at December 31, 2004 (50,824 common shares)	(521,346)	(2,231)	(1,224)	432,480
Issuance of common stock:
Grant of restricted stock (7 shares at $11.03 per share)	—	(77)	—	—
Amortization of restricted stock	—	1,141	—	1,141
Vesting of restricted stock (grants 66 shares)	—	—	—	(514)
Dividend reinvestment plan (573 shares at $12.138 per share)	—	—	—	6,947
Exercised options (218 shares at an average exercise price of $2.837 per share)	—	—	—	(524)
Grant of stock as payment of directors fees (9 shares at an average of $11.735 per share)	—	—	—	100
Equity offerings (5,175 shares at $11.80 per share)	—	—	—	57,741
Net income for 2005	—	—	—	36,688
Common dividends paid ($0.85 per share).	(43,645)	—	—	(43,645)
Series B preferred redemptions.	(2,013)	—	—	(50,013)
Preferred dividends paid (Series B of $1.090 per share and Series D of $2.0938 per share)	(12,104)	—	—	(12,104)
Reclassification for realized loss on investments	—	—	3,360	3,360
Unrealized loss on investments	—	—	(1,976)	(1,976)

Balance at December 31, 2005 (56,872 common shares)	$(579,108)	$(1,167)	$160	$429,681

See accompanying notes.

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2005	2004	2003
Cash flow from operating activities
Net income	$36,688	$16,738	$23,030
Adjustment to reconcile net income to cash provided by operating activities:
Depreciation and amortization (including amounts in discontinued operations)	25,277	21,551	21,426
Provisions for impairment (including amounts in discontinued operations)	9,617	—	8,894
Provisions for uncollectible mortgages, notes and accounts receivable	83	—	—
Provision for impairment on equity securities	3,360	—	—
Refinancing costs	2,750	19,106	2,586
Amortization for deferred finance costs	2,121	1,852	2,307
(Gain) loss on assets sold—net	(7,969)	(3,358)	148
Restricted stock amortization expense	1,141	1,115	—
Adjustment of derivatives to fair value	—	(256)	—
Other	(1,521)	(55)	(45)
Net change in accounts receivable	(303)	(2,990)	174
Net change in other assets	4,075	(72)	303
Net change in operating assets and liabilities	(2,362)	731	(2,370)

Net cash provided by operating activities	72,957	54,362	56,453

Cash flow from investing activities
Acquisition of real estate	(248,704)	(114,214)	—
Placement of mortgage loans	(61,750)	(6,500)	—
Proceeds from sale of stock	—	480	—
Proceeds from sale of real estate investments	60,513	5,672	12,911
Capital improvements and funding of other investments	(3,821)	(5,606)	(1,504)
Proceeds from other investments and assets held for sale—net	6,393	9,145	23,815
Investments in other investments—net	(9,574)	(3,430)	(7,736)
Collection of mortgage principal	61,602	8,226	3,624

Net cash (used in) provided by investing activities	(195,341)	(106,227)	31,110

Cash flow from financing activities
Proceeds from credit line borrowings	387,800	157,700	260,977
Payments of credit line borrowings	(344,800)	(319,774)	(260,903)
Payment of re-financing related costs	(2,491)	(6,378)	—
Proceeds from long-term borrowings	223,566	261,350	—
Payments of long-term borrowings	(79,688)	(350)	(25,942)
Payment to Trustee to redeem long-term borrowings	(22,670)	—	—
Proceeds from sale of interest rate cap	—	3,460	—
Receipts from Dividend Reinvestment Plan and directors fees	6,947	262	42
Payments for exercised options—net	(1,038)	(387)	287
Dividends paid	(55,749)	(49,169)	(65,469)
Redemption of preferred stock	(50,013)	(57,500)	—
Proceeds from preferred stock offering	—	12,643	—
Proceeds from common stock offering	57,741	69,210	—
Deferred financing costs paid	(5,327)	(10,213)	(7,801)
Other	(29)	—	—

Net cash provided by (used in) financing activities	114,249	60,854	(98,809)

(Decrease) increase in cash and cash equivalents	(8,135)	8,989	(11,246)
Cash and cash equivalents at beginning of year	12,083	3,094	14,340

Cash and cash equivalents at end of year	$3,948	$12,083	$3,094

Interest paid during the year	$31,354	$19,150	$18,101

See accompanying notes.

OMEGA HEALTHCARE INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Organization

        Omega Healthcare Investors, Inc. ("Omega"), a Maryland corporation, is a self-administered real estate investment trust ("REIT"). From the date that we commenced operations in 1992, we have invested primarily in income-producing healthcare facilities, which include long-term care nursing homes, assisted living facilities and rehabilitation hospitals. At December 31, 2005, we have investments in 227 healthcare facilities located throughout the United States.

Consolidation

        Our consolidated financial statements include the accounts of Omega and all direct and indirect wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

        We have one reportable segment consisting of investments in real estate. Our business is to provide financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities located in the United States. Our core portfolio consists of long-term lease and mortgage agreements. All of our leases are "triple-net" leases, which require the tenants to pay all property related expenses. Our mortgage revenue derives from fixed-rate mortgage loans, which are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Substantially all depreciation expenses reflected in the consolidated statement of operations relate to the ownership of our investment in real estate.

        In prior years, we had a reportable segment relating to our portfolio of owned and operated facilities that we acquired as a result of certain foreclosure proceedings. However, owned and operated facilities are not our core business, and thus we divested all of our owned and operated facilities. As of January 1, 2004, the divestment process had been sufficiently implemented such that our holdings of owned and operated facilities were immaterial and thus no longer constituted a separate reportable segment. As of December 31, 2004, we had no owned and operated facilities. In addition, we previously reported a segment entitled "Corporate and Other" however, all of the items classified thereunder are properly allocable to core operations and, as result, do not currently constitute a separate reportable segment.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Investments and Depreciation

        We allocate the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. All costs of significant improvements, renovations and replacements are capitalized. In addition, we capitalize leasehold improvements when certain criteria are met, including when we supervise construction and will own the improvement. Expenditures for maintenance and repairs are charged to operations as they are incurred.

        Depreciation is computed on a straight-line basis over the estimated useful lives ranging from 20 to 40 years for buildings and improvements and three to 10 years for furniture, fixtures and equipment. Leasehold interests are amortized over the shorter of useful life or term of the lease, with lives ranging from four to seven years.

        Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

Asset Impairment

        Management periodically, but not less than annually, evaluates our real estate investments for impairment indicators, including the evaluation of our assets' useful lives. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be permanently less than the carrying values of the assets. An adjustment is made to the net carrying value of the leased properties and other long-lived assets for the excess of historical cost over fair value. The fair value of the real estate investment is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

        If we decide to sell rental properties or land holdings, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers.

        For the years ended December 31, 2005, 2004, and 2003 we recognized impairment losses of $9.6 million, $0.0 million and $8.9 million, respectively, including amounts classified within discontinued operations.

Loan Impairment

        Management, periodically but not less than annually, evaluates our outstanding loans and notes receivable. When management identifies potential loan impairment indicators, such as non-payment under the loan documents, impairment of the underlying collateral, financial difficulty of the operator or other circumstances that may impair full execution of the loan documents, and management believes these indicators are permanent, then the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows cannot be estimated, the loan is written down to the fair value of the collateral. The fair value of the loan is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. We recorded loan impairments of $0.1 million, $0.0 million and $0.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost, which approximates fair value.

Accounts Receivable

        Accounts receivable consists primarily of lease and mortgage interest payments. Amounts recorded include estimated provisions for loss related to uncollectible accounts and disputed items. On a monthly basis, we review the contractual payment versus actual cash payment received and the contractual payment due date versus actual receipt date. When management identifies delinquencies, a judgment is made as to the amount of provision, if any, that is needed. No allowances were recorded for the years ended December 31, 2005, 2004 and 2003.

Investments in Equity Securities

        Marketable securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on securities held as available-for-sale are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities available-for-sale are included in investment income. If events or circumstances indicate that the fair value of an investment has declined below its carrying value and we consider the decline to be "other than temporary," the investment is written down to fair value and an impairment loss is recognized.

        At December 31, 2005, we had one marketable security (i.e., shares of a publicly traded company; see Note 5—Other Investments). In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,, during the year ended December 31, 2005, we recorded a $3.4 million provision for impairment to write-down our 760,000 share investment in Sun Healthcare Group, Inc. ("Sun") common stock to its then current fair market value.

Comprehensive Income

        SFAS 130, Reporting Comprehensive Income, establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes net income and all other non-owner changes in stockholders' equity during a period including unrealized gains and losses on equity securities classified as available-for-sale and unrealized fair value adjustments on certain derivative instruments.

Deferred Financing Costs

        Deferred financing costs are amortized on a straight-line basis over the terms of the related borrowings which approximate the effective interest method. Amortization of financing costs totaling

$2.1 million, $1.9 million and $2.3 million in 2005, 2004 and 2003, respectively, is classified as "interest—amortization of deferred financing costs" in our audited consolidated statements of operations. When financings are terminated, unamortized amounts paid, as well as, charges incurred for the termination, are expensed at the time the termination is made. Gains and losses from the extinguishment of debt are presented as interest expense within income from continuing operations in the accompanying consolidated financial statements.

Revenue Recognition

        Rental income is recognized as earned over the terms of the related master leases. Such income generally includes periodic increases based on pre-determined formulas (i.e., such as increases in the Consumer Price Index ("CPI")) as defined in the master leases. Certain master leases contain provisions relating to increases in rental payments over the term of the leases. Rental income, under these leases, is recognized over the term of the lease on a straight-line basis. Recognition of rental income commences when control of the facility has been given to the tenant. Mortgage interest income is recognized as earned over the terms of the related mortgage notes.

        Reserves are taken against earned revenues from leases and mortgages when collection of amounts due becomes questionable or when negotiations for restructurings of troubled operators lead to lower expectations regarding ultimate collection. When collection is uncertain, lease revenues are recorded as received, after taking into account application of security deposits. Interest income on impaired mortgage loans is recognized as received after taking into account application of security deposits.

        Nursing home revenues from owned and operated assets (primarily Medicare, Medicaid and other third party insurance) are recognized as patient services are provided.

Owned and Operated Assets

        If real estate is acquired and operated pursuant to a foreclosure proceeding, it is designated as "owned and operated assets" and recorded at the lower of cost or fair value.

Assets Held for Sale and Discontinued Operations

        When a formal plan to sell real estate is adopted the real estate is classified as "assets held for sale," with the net carrying amount adjusted to the lower of cost or estimated fair value, less cost of disposal. Depreciation of the facilities is excluded from operations after management has committed to a plan to sell the asset. Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets sold or designated as held for sale are reported as discontinued operations in our financial statements for all periods presented. We had three assets held for sale as of December 31, 2005 with a combined net book value of $1.2 million. We held no assets that qualified as held for sale as of December 31, 2004.

Derivative Instruments

        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivatives are recognized on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedge item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Earnings Per Share

        Basic earnings per common share ("EPS") is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the year. Diluted EPS reflects the potential dilution that could occur from shares issuable through stock-based compensation, including stock options, restricted stock and the conversion of our Series C preferred stock.

Federal and State Income Taxes

        As a qualified REIT, we will not be subject to Federal income taxes on our income, and no provisions for Federal income taxes have been made. To the extent that we have foreclosure income from our owned and operated assets, we will incur federal tax at a rate of 35%. To date, our owned and operated assets have generated losses, and therefore, no provision for federal income tax is necessary. We are permitted to own up to 100% of a "taxable REIT subsidiary" ("TRS"). Currently we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had a net operating loss carry-forward as of December 31, 2005 of $14.4 million. This loss carry-forward was fully reserved with a valuation allowance due to uncertainties regarding realization.

Stock-Based Compensation

        Our company grants stock options to employees and directors with an exercise price equal to the fair value of the shares at the date of the grant. In accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, compensation expense is not recognized for these stock option grants.

        SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, requires certain disclosures related to our stock-based compensation arrangements.

        The following table presents the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to our stock-based compensation.

	Year Ended December 31,
	2005	2004	2003
	(in thousands, except per share amounts)
Net income (loss) to common stockholders	$23,290	$(40,123)	$2,915
Add: Stock-based compensation expense included in net income (loss) to common stockholders	1,141	1,115	—

	24,431	(39,008)	2,915
Less: Stock-based compensation expense determined under the fair value based method for all awards	1,319	1,365	79

Pro forma net income (loss) to common stockholders	$23,112	$(40,373)	$2,836

Earnings per share:
Basic, as reported	$0.45	$(0.88)	$0.08

Basic, pro forma	$0.45	$(0.89)	$0.08

Diluted, as reported	$0.45	$(0.88)	$0.08

Diluted, pro forma	$0.44	$(0.89)	$0.07

        No stock options were issued during 2005. For options issued during 2004 and prior years, fair value was calculated on the grant dates using the Black-Scholes options-pricing model with the following assumptions.

Significant Weighted-Average Assumptions:
Risk-free Interest Rate at time of Grant	2.50%
Expected Stock Price Volatility	3.00%
Expected Option Life in Years(a)	4
Expected Dividend Payout	5.00%

(a)
Expected life is based on contractual expiration dates

Effects of Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment("FAS No. 123R"), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. FAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Registrants were initially required to adopt FAS No. 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission adopted a new rule that allows companies to implement FAS No. 123R at the beginning of their next fiscal year that begins after June 15, 2005. We will adopt FAS No. 123R at the beginning of our 2006 fiscal year using the modified prospective method. The estimated additional expense to be recorded in 2006 as a result of this adoption is $3 thousand.

Risks and Uncertainties

        Our company is subject to certain risks and uncertainties affecting the healthcare industry as a result of healthcare legislation and growing regulation by federal, state and local governments. Additionally, we are subject to risks and uncertainties as a result of changes affecting operators of nursing home facilities due to the actions of governmental agencies and insurers to limit the growth in cost of healthcare services (see Note 6—Concentration of Risk).

Reclassifications

        Certain reclassifications have been made in the 2004 and 2003 financial statements to conform to the 2005 presentation.

NOTE 3—PROPERTIES

Leased Property

        Our leased real estate properties, represented by 193 long-term care facilities and two rehabilitation hospitals at December 31, 2005, are leased under provisions of single leases and master leases with initial terms typically ranging from 5 to 15 years, plus renewal options. Substantially all of the leases and master leases provide for minimum annual rentals that are subject to annual increases based upon increases in CPI. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

        A summary of our investment in leased real estate properties is as follows:

	December 31,
	2005	2004
	(in thousands)
Buildings	$944,206	$768,433
Land	51,921	40,141

	996,127	808,574
Less accumulated depreciation	(157,255)	(153,379)

Total	$838,872	$655,195

        The future minimum estimated rentals for the remainder of the initial terms of the leases are as follows:

(in thousands)
2006	$106,573
2007	106,050
2008	105,548
2009	104,343
2010	98,807
Thereafter	280,004

$801,325

        Below is a summary of the significant lease transactions that occurred in 2005.

CommuniCare Health Services, Inc.

  •
  On December 16, 2005, we purchased ten SNFs and one ALF located in Ohio totaling 1,610 beds for a total investment of $115.3 million. The facilities were consolidated into a new ten year master lease and leased to affiliates of an existing operator, CommuniCare Health Services, Inc. ("CommuniCare"), with annualized rent increasing by approximately $11.6 million, subject to annual escalators, and two ten year renewal options.

  •
  On June 28, 2005, we purchased five SNFs located in Ohio (3) and Pennsylvania (2), totaling 911 beds for a total investment, excluding working capital, of approximately $50 million. The SNFs were purchased from an unrelated third party and are now operated by affiliates of CommuniCare, with the five facilities being consolidated into an existing master lease.

Nexion Health, Inc.

        On November 1, 2005, we purchased three SNFs in two separate transactions for a total investment of approximately $12.75 million. All three facilities, totaling 400 beds, are located in Texas. The facilities were consolidated into a master lease with a subsidiary of an existing operator, Nexion Health, Inc. The term of the existing master lease was extended to ten years and runs through October 31, 2015, followed by four renewal options of five years each.

Senior Management Services, Inc.

        Effective June 1, 2005, we purchased two SNFs for a total investment of approximately $9.5 million. Both facilities, totaling 440 beds, are located in Texas. The facilities were consolidated into a master lease with subsidiaries of an existing operator, Senior Management Services, Inc., with annualized rent increasing by approximately $1.1 million, with annual escalators. The term of the existing master lease was extended to ten years and runs through May 31, 2015, followed by two renewal options of ten years each.

Essex Healthcare Corporation

        On January 13, 2005, we closed on approximately $58 million of net new investments with American Health Care Centers ("American") for the purchase of 13 SNFs. The gross purchase price of approximately $79 million was offset by a purchase option of approximately $7 million and approximately $14 million in mortgage loans the Company had outstanding with American and its affiliates. The 13 properties, all located in Ohio, will continue to be leased by Essex Healthcare Corporation. The master lease and related agreements run through October 31, 2010. The mortgage loans of $14 million settled in connection with this acquisition and the application of the $7 million purchase option represent non-cash financing sources for the acquisition.

Claremont Health Care Holdings, Inc.

        Effective January 1, 2005, we re-leased one SNF formerly leased to Claremont Health Care Holdings, Inc., located in New Hampshire and representing 68 beds to affiliates of an existing operator, Haven Eldercare, LLC ("Haven"). This facility was added to an existing master lease, which expires on December 31, 2013, followed by two 10-year renewal options.

Acquisitions

        The table below summarizes the acquisitions completed during the years ended December 31, 2005 and 2004. The purchase price includes estimated transaction costs. The amount allocated to land and buildings was $14.9 million and $251.6 million, respectively, for the 2005 acquisitions and $6.3 million and $109.3 million, respectively, for the 2004 acquisitions.

2005 Acquisitions
100% Interest Acquired	Acquisition Date	Purchase Price ($000's)
Thirteen facilities in OH	January 13, 2005	$79,300
Two facilities in TX	June 1, 2005	9,500
Five facilities in PA and OH	June 28, 2005	49,600
Three facilities in TX	November 1, 2005	12,800
Eleven facilities in OH	December 16, 2005	115,300
2004 Acquisitions
100% Interest Acquired	Acquisition Date	Purchase Price ($000's)
Three facilities (2 in VT, 1 in CT)	April 1, 2004	$26,000
Two facilities in TX	April 30, 2004	9,400
Fifteen facilities (13 in PA, 2 OH)	November 1, 2004	72,500
One facility in WV	December 3, 2004	7,700

        The acquired properties are included in our results of operations from the respective date of acquisition. The following unaudited pro forma results of operations reflect these transactions as if each had occurred on January 1 of the year presented. In our opinion, all significant adjustments necessary to reflect the effects of the acquisitions have been made.

	Pro forma Year Ended December 31,
	2005	2004	2003
	(in thousands, except per share amount, unaudited)
Revenues	$121,148	$120,072	$119,956

Net income	$36,419	$20,765	$27,966

Earnings per share—pro forma:
Earnings (loss) per share—Basic Basic	$0.44	$(0.79)	$0.21

Earnings (loss) per share—Diluted Diluted	$0.44	$(0.79)	$0.21

Assets Sold or Held for Sale

Alterra Healthcare Corporation

        On December 1, 2005, AHC Properties, Inc., a subsidiary of Alterra Healthcare Corporation ("Alterra") exercised its option to purchase six ALFs. We received cash proceeds of approximately $20.5 million, resulting in a gain of approximately $5.6 million.

Alden Management Services, Inc.

        On June 30, 2005, we sold four SNFs to subsidiaries of Alden Management Services, Inc., who previously leased the facilities from us. All four facilities are located in Illinois. The sales price totaled approximately $17 million. We received net cash proceeds of approximately $12 million plus a secured promissory note of approximately $5.4 million. The sale resulted in a non-cash accounting loss of approximately $4.2 million.

Other Asset Sales

  •
  On November 3, 2005, we sold a SNF in Florida for net cash proceeds of approximately $14.1 million, resulting in a gain of approximately $5.8 million.

  •
  On August 1, 2005, we sold 50.4 acres of undeveloped land, located in Ohio, for net cash proceeds of approximately $1 million. The sale resulted in a gain of approximately $0.7 million.

  •
  During the three months ended March 31, 2005, we sold three facilities, located in Florida and California, for their approximate net book value realizing cash proceeds of approximately $6 million, net of closing costs and other expenses.

2004 and 2003 Asset Sales

  •
  During 2004, we sold six closed facilities, realizing proceeds of approximately $5.7 million, net of closing costs and other expenses, resulting in a net gain of approximately $3.3 million.

  •
  During 2003, we sold eight closed facilities and realized a net loss of $3.0 million that is reflected in our Consolidated Statements of Operations as discontinued operations. Also during 2003, we sold four facilities, which were previously classified as "assets held for sale," realizing proceeds of $2.0 million, net of closing costs, resulting in a net loss of approximately $0.7 million.

Held for Sale

  •
  During the three months ended December 31, 2005, a $0.5 million provision for impairment charge was recorded to reduce the carrying value of one facility that is currently under contract to be sold in the first quarter of 2006, to its sales price.

  •
  During the three months ended March 31, 2005, a $3.7 million provision for impairment charge was recorded to reduce the carrying value on two facilities, which were subsequently closed and currently are marketed for sale, to their estimated fair value.

        In accordance with SFAS No. 144, all related revenues, expenses as well as the realized gains, losses and provisions for impairment from the above mentioned facilities are included within discontinued operations in our consolidated statements of operations for their respective time periods.

NOTE 4—MORTGAGE NOTES RECEIVABLE

        Mortgage notes receivable relate to 32 long-term care facilities. The mortgage notes are secured by first mortgage liens on the borrowers' underlying real estate and personal property. The mortgage notes receivable relate to facilities located in eight states, operated by eight independent healthcare operating companies. We monitor compliance with mortgages and when necessary have initiated collection, foreclosure and other proceedings with respect to certain outstanding loans. As of December 31, 2005, we have no foreclosed property and none of our mortgages were in foreclosure proceedings.

        The following table summarizes the mortgage notes balances for the years ended December 31, 2005 and 2004:

	December 31,
	2005	2004
	(in thousands)
Gross mortgage notes—unimpaired	$104,522	$118,058
Gross mortgage notes—impaired	—	—
Reserve for uncollectible loans	—	—

Net mortgage notes at December 31	$104,522	$118,058

        Below is a summary of the significant mortgage transactions that occurred in 2005 and 2004.

Haven Eldercare, LLC

        On November 9, 2005, we entered into a first mortgage loan in the amount of $61.75 million on six SNFs and one ALF, totaling 878 beds. Four of the facilities are located in Rhode Island, two in New Hampshire and one in Massachusetts. The mortgagor of the facilities is an affiliate of Haven, an existing operator of ours. The term of the mortgage is seven years. The interest rate is 10%, with annual escalators. At the end of the mortgage term, we will have the option to purchase the facilities for $61.75 million less the outstanding mortgage principal balance.

Essex Healthcare Corporation

        On January 13, 2005, as a result of the purchase of 13 SNFs from American, approximately $14 million in mortgage loans we had outstanding with American and its affiliates was applied against the purchase price.

Mariner Health Care, Inc.

        On February 1, 2005, Mariner Health Care, Inc. ("Mariner") exercised its right to prepay in full the $59.7 million aggregate principal amount owed to us under a promissory note secured by a mortgage with an interest rate of 11.57%, together with the required prepayment premium of 3% of the outstanding principal balance, an amendment fee and all accrued and unpaid interest.

        At December 31, 2005, all mortgages were structured as fixed-rate mortgages. The outstanding principal amounts of mortgage notes receivable, net of allowances, were as follows:

	December 31,
	2005	2004
	(in thousands)
Mortgage note paid off 1st quarter 2005, interest rate was 11.57%	$—	$59,657
Mortgage note paid off 1st quarter 2005, interest rate was 11.06%	—	13,776
Mortgage note due 2014; monthly payment of $63,707, including interest at 11.00%	6,496	6,500
Mortgage note due 2010; monthly payment of $124,833, including interest at 11.50%	12,634	12,677
Mortgage note due 2006; monthly payment of $107,382, including interest at 11.50%	10,732	10,782
Mortgage note due 2006; interest only at 10.00% payable monthly	9,991	9,991
Mortgage note due 2012; interest only at 10.00% payable monthly	61,750	—
Other mortgage notes	2,919	4,675

Total mortgages—net(1)	$104,522	$118,058

(1)
Mortgage notes are shown net of allowances of $0.0 million in 2005 and 2004.

NOTE 5—OTHER INVESTMENTS

        A summary of our other investments is as follows:

	At December 31,
	2005	2004
	(in thousands)
Notes receivable(1)	$19,339	$18,523
Notes receivable allowance	(712)	(2,733)
Purchase option	—	7,071
Marketable securities and other	4,863	6,838

Total other investments	$23,490	$29,699

(1)
Includes notes receivable on non-accrual status for 2005 and 2004 of $0.1 million and $6.8 million respectively.

        For the year ended December 31, 2005, the following transactions impacted our other investments:

Sun Healthcare Common Stock Investment

  •
  Under our 2004 restructuring agreement with Sun, we received the right to convert deferred base rent owed to us, totaling approximately $7.8 million, into 800,000 shares of Sun's common stock, subject to certain non-dilution provisions and the right of Sun to pay cash in an amount equal to the value of that stock in lieu of issuing stock to us.

  •
  On March 30, 2004, we notified Sun of our intention to exercise our right to convert the deferred base rent into fully paid and non-assessable shares of Sun's common stock. On

    April 16, 2004, we received a stock certificate for 760,000 restricted shares of Sun's common stock and cash in the amount of approximately $0.5 million in exchange for the remaining 40,000 shares of Sun's common stock. On July 23, 2004, Sun registered these shares with the SEC. We are accounting for the 760,000 shares received as "available for sale" marketable securities with changes in market value recorded in other comprehensive income.

  •
  In accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, for the year ended December 31, 2005, we recorded a $3.4 million provision for impairment to write-down our 760,000 share investment in Sun common stock to its then current fair market value of $4.9 million.

Essex Healthcare Corporation

        On January 13, 2005, as a result of the purchase from American of 13 SNFs, our purchase option of approximately $7 million was applied against the purchase price.

Notes Receivable

        At December 31, 2005, we had 12 notes receivable totaling $19.3 million, with maturities ranging from on demand to 2015. At December 31, 2004, we had 15 notes receivable totaling $18.5 million, with maturities ranging from on demand to 2014.

NOTE 6—CONCENTRATION OF RISK

        As of December 31, 2005, our portfolio of domestic investments consisted of 227 healthcare facilities, located in 27 states and operated by 35 third-party operators. Our gross investment in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1,102 million at December 31, 2005, with approximately 98% of our real estate investments related to long-term care facilities. This portfolio is made up of 193 long-term healthcare facilities, two rehabilitation hospitals owned and leased to third parties, and fixed rate mortgages on 32 long-term healthcare facilities. At December 31, 2005, we also held miscellaneous investments of approximately $23 million, consisting primarily of secured loans to third-party operators of our facilities.

        At December 31, 2005, approximately 25% of our real estate investments were operated by two public companies: Sun (15%) and Advocat Inc. ("Advocat") (10%). Our largest private company operators (by investment) were Communicare (17%), Haven (11%), Guardian LTC Management, Inc. (7%) and Essex (7%). No other operator represents more than 5% of our investments. The three states in which we had our highest concentration of investments were Ohio (25%), Florida (10%) and Pennsylvania (9%) at December 31, 2005.

        For the year ended December 31, 2005, our revenues from operations totaled $105.8 million, of which approximately $21.8 million were from Sun (21%) and $12.3 million from Advocat (12%). No other operator generated more than 9% of our revenues from operations.

NOTE 7—LEASE AND MORTGAGE DEPOSITS

        We obtain liquidity deposits and letters of credit from most operators pursuant to our lease and mortgage contracts with the operators. These generally represent the rental and mortgage interest for periods ranging from three to six months with respect to certain of its investments. The liquidity deposits may be applied in the event of lease and loan defaults, subject to applicable limitations under bankruptcy law with respect to operators filing under Chapter 11 of the United States Bankruptcy

Code. At December 31, 2005, we held $5.8 million in such liquidity deposits and $11.1 million in letters of credit. Additional security for rental and mortgage interest revenue from operators is provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets of the operators, provisions for cross default, provisions for cross-collateralization and by corporate/personal guarantees.

NOTE 8—BORROWING ARRANGEMENTS

Secured Borrowings

        We have a $200 million revolving senior secured credit facility ("Credit Facility"). At December 31, 2005, $58.0 million was outstanding under our Credit Facility and $3.9 million was utilized for the issuance of letters of credit, leaving availability of $138.1 million. On April 26, 2005, we amended our Credit Facility to reduce both LIBOR and Base Rate interest spreads (as defined in the Credit Facility) by 50 basis points for borrowings outstanding. The $58.0 million of outstanding borrowings had a blended interest rate of 7.12% at December 31, 2005.

        Our long-term borrowings require us to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts. As of December 31, 2005, we were in compliance with all property level and corporate financial covenants.

        On December 2, 2004, we exercised our right to increase the revolving commitments under our Credit Facility by an additional $25 million, to $200 million. Additionally, on April 30, 2004, we exercised our right to increase the revolving commitments under our Credit Facility by an additional $50 million, to $175 million. All other terms of the Credit Facility, which closed on March 22, 2004 with commitments of $125 million, remain substantially the same. The Credit Facility will be used for acquisitions and general corporate purposes. Bank of America, N.A. serves as Administrative Agent for the Credit Facility.

        At December 31, 2004, we had $15.0 million of outstanding borrowings with an interest rate of 5.41% under our Credit Facility.

Unsecured Borrowings

$100 Million Aggregate Principal Amount of 6.95% Unsecured Notes Tender and Redemption

        On December 16, 2005, we initiated a tender offer and consent solicitation for all of our outstanding $100 million aggregate principal amount 6.95% notes due 2007 (the "2007 Notes"). On December 30, 2005, we accepted for purchase 79.3% of the aggregate principal amount of the 2007 Notes outstanding that were tendered. On December 30, 2005, our Board of Directors also authorized the redemption of all outstanding 2007 Notes that were not otherwise tendered. On December 30, 2005, upon our irrevocable funding of the full redemption price for the 2007 Notes and certain other acts required by the Indenture governing the 2007 Notes, the Trustee of the 2007 Notes certified in writing to us (the "Certificate of Satisfaction and Discharge") that the Indenture was satisfied and discharged as of December 30, 2005, except for certain provisions. In accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, we removed 79.3% of the aggregate principal amount of the 2007 Notes, which were tendered in our tender offer and consent solicitation, and the corresponding portion of the funds held in trust by the Trustee to pay the tender price from its balance sheet and recognized $2.8 million of additional interest expense associated with the tender offer. On January 18, 2006, we completed the redemption of the remaining

2007 Notes not otherwise tendered. In connection with the redemption and in accordance with SFAS No. 140, we will recognize $0.8 million of additional interest expense in the first quarter of 2006. As of January 18, 2006, none of the 2007 Notes remained outstanding.

$175 Million Aggregate Principal Amount of 7% Unsecured Notes Issuance

        On December 30, 2005, we closed on a private offering of $175 million of 7% senior unsecured notes due 2016 ("2016 Notes") at an issue price of 99.109% of the principal amount of the notes (equal to a per annum yield to maturity of approximately 7.125%), resulting in gross proceeds to us of approximately $173.4 million. The 2016 Notes are unsecured senior obligations to us, which have been guaranteed by our subsidiaries. The 2016 Notes were issued in a private placement to qualified institutional buyers under Rule 144A under the Securities Act of 1933 (the "Securities Act"). A portion of the proceeds of this private offering was used to pay the tender price and redemption price of the 2007 Notes. Pursuant to the terms of a registration rights agreement entered into by us in connection with the consummation of the offering, we are obligated to file a registration statement with the Securities and Exchange Commission ("SEC") to offer to exchange registered notes for all of our outstanding unregistered 2016 Notes. The terms of the exchange notes will be identical to the terms of the 2016 Notes, except that the exchange notes will be registered under the Securities Act and therefore freely tradable (subject to certain conditions). The exchange notes will represent our unsecured senior obligations and will be guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. There can be no assurance that we will experience full participation in the exchange offer. In the event all the 2016 Notes are not exchanged in the exchange offer, we will have two classes of 7% senior notes due 2016 outstanding.

$50 Million Aggregate Principal Amount of 7% Unsecured Notes Issuance

        On December 2, 2005, we completed a privately placed offering of an additional $50 million aggregate principal amount of 7% senior notes due 2014 (the "2014 Add-on Notes") at an issue price of 100.25% of the principal amount of the notes (equal to a per annum yield to maturity of approximately 6.95%), resulting in gross proceeds to us of approximately $50.1 million. The terms of the 2014 Add-on Notes offered were substantially identical to our existing $200 million aggregate principal amount of 7% senior notes due 2014 issued in March 2004. The 2014 Add-on Notes were issued through a private placement to qualified institutional buyers under Rule 144A under the Securities Act. After giving effect to the issuance of the $50 million aggregate principal amount of this offering, we had outstanding $310 million aggregate principal amount of 7% senior notes due 2014. Pursuant to the terms of a registration rights agreement entered into by us in connection with the consummation of the offering, we are obligated to file a registration statement with the SEC to offer to exchange registered notes for all of our outstanding unregistered 2014 Add-on Notes ("Add-on Notes Exchange Offer"). The terms of the exchange notes ("Add-on Exchange Notes") will be identical to the terms of the 2014 Add-on Notes, except that the Add-on Exchange Notes will be registered under the Securities Act and therefore freely tradable (subject to certain conditions). The Add-on Exchange Notes will represent our unsecured senior obligations and will be guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. There can be no assurance that we will experience full participation in the exchange offer. In the event all the 2014 Add-on Notes are not exchanged in the Add-on Notes Exchange Offer, we will have two classes of 7% senior notes due 2014 outstanding.

$60 Million 7% Senior Unsecured Notes Offering

        On October 29, 2004, we completed a privately placed offering of an additional $60 million aggregate principal amount of 7% senior notes due 2014 (the "Additional Notes") at an issue price of 102.25% of the principal amount of the Additional Notes (equal to a per annum yield to maturity of approximately 6.67%), resulting in gross proceeds of approximately $61 million. The terms of the Additional Notes offered were substantially identical to our existing $200 million aggregate principal amount of 7% senior notes due 2014 issued in March 2004. The Additional Notes were issued through a private placement to qualified institutional buyers under Rule 144A under the Securities Act of 1933 (the "Securities Act") and in offshore transactions pursuant to Regulation S under the Securities Act.

        On December 21, 2004, we filed a registration statement on Form S-4 under the Securities Act with the SEC offering to exchange (the "Additional Notes Exchange Offer") up to $60 million aggregate principal amount of our registered 7% Senior Notes due 2014 (the "Additional Exchange Notes"), for all of our outstanding unregistered Additional Notes. The terms of the Additional Exchange Notes are identical to the terms of the Additional Notes, except that the Additional Exchange Notes are registered under the Securities Act and therefore freely tradable (subject to certain conditions). The Additional Exchange Notes represent our unsecured senior obligations and are guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. In March 2005, upon the expiration of the Additional Notes Exchange Offer, $60 million aggregate principal amount of Additional Notes were exchanged for the Additional Exchange Notes.

$200 Million 7% Senior Unsecured Notes Offering

        Effective March 22, 2004, we closed a private offering of $200 million aggregate principal amount of 7% senior unsecured notes due 2014 (the "Initial Notes") and the Credit Facility provided by Bank of America, N.A., Deutsche Bank AG, UBS Loan Finance, LLC and GE Healthcare Financial Services. We used proceeds from the offering of the Initial Notes to replace and terminate our prior credit facility.

        On June 21, 2004, we filed a registration statement on Form S-4, as amended on July 26, 2003 and August 25, 2004, under the Securities Act with the SEC offering to exchange (the "Exchange Offer") up to $200 million aggregate principal amount of our registered 7% Senior Notes due 2014 (the "Exchange Notes"), for all of our outstanding unregistered Initial Notes. In September 2004, upon the expiration of the Exchange Offer, $200 million aggregate principal amount of Exchange Notes were exchanged for the unregistered Initial Notes. As a result of the Exchange Offer, no Initial Notes remain outstanding. The terms of the Exchange Notes are identical to the terms of the Initial Notes, except that the Exchange Notes are registered under the Securities Act and therefore freely tradable (subject to certain conditions). The Exchange Notes represent our unsecured senior obligations and have been guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. Following the completion of the Add-on Notes Exchange Offer discussed above, the Add-on Exchange Notes will trade together with the Exchange Notes and the Additional Exchange Notes as a single class of securities.

        The following is a summary of our long-term borrowings:

	December 31,
	2005	2004
	(in thousands)
Unsecured borrowings:
6.95% Notes due January 2006	$20,682	$100,000
7% Notes due August 2014	310,000	260,000
7% Notes due January 2016	175,000	—
Premium on 7% Notes due August 2014	1,306	1,338
Discount on 7% Notes due January 2016	(1,559)	—
Other long-term borrowings	2,800	3,170

	508,229	364,508

Secured borrowings:
Revolving lines of credit	58,000	15,000

	58,000	15,000

Totals	$566,229	$379,508

        Real estate investments with a gross book value of approximately $206 million are pledged as collateral for outstanding secured borrowings at December 31, 2005.

        The required principal payments, excluding the premium/discount on the 7% Notes, for each of the five years following December 31, 2005 and the aggregate due thereafter are set forth below:

(in thousands)
2006	$21,072
2007	415
2008	58,435
2009	465
2010	495
Thereafter	485,600

Totals	$566,482

NOTE 9—FINANCIAL INSTRUMENTS

        At December 31, 2005 and 2004, the carrying amounts and fair values of our financial instruments were as follows:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents	$3,948	$3,948	$12,083	$12,083
Mortgage notes receivable—net	104,522	105,981	118,058	121,366
Other investments	23,490	23,982	29,699	30,867

Totals	$131,960	$133,911	$159,840	$164,316

Liabilities:
Revolving lines of credit	$58,000	$58,000	$15,000	$15,000
6.95% Notes	20,682	20,674	100,000	106,643
7.00% Notes due 2014	310,000	315,007	260,000	272,939
7.00% Notes due 2016	175,000	172,343	—	—
(Discount)/Premium on 7.00% Notes—net	(253)	(86)	1,338	990
Other long-term borrowings	2,800	2,791	3,170	3,199

Totals	$566,229	$568,729	$379,508	$398,771

        Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. (See Note 2—Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented above are not necessarily indicative of the amounts we would realize in a current market exchange.

        The following methods and assumptions were used in estimating fair value disclosures for financial instruments.

  •
  Cash and cash equivalents: The carrying amount of cash and cash equivalents reported in the balance sheet approximates fair value because of the short maturity of these instruments (i.e., less than 90 days).

  •
  Mortgage notes receivable: The fair values of the mortgage notes receivables are estimated using a discounted cash flow analysis, using interest rates being offered for similar loans to borrowers with similar credit ratings.

  •
  Other investments: Other investments are primarily comprised of notes receivable and a marketable security held for resale. The fair values of notes receivable are estimated using a discounted cash flow analysis, using interest rates being offered for similar loans to borrowers with similar credit ratings. The fair value of the marketable security is estimated using a quoted market value.

  •
  Revolving lines of credit: The carrying values of our borrowings under variable rate agreements approximate their fair values.

  •
  Senior notes and other long-term borrowings: The fair value of our borrowings under fixed rate agreements are estimated based on open market trading activity provided by a third party.

        From time to time, we may utilize interest rate swaps and caps to fix interest rates on variable rate debt and reduce certain exposures to interest rate fluctuations. We do not use derivatives for trading or speculative purposes. We have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. At December 31, 2004 and 2005, we had no derivative instruments on our balance sheet.

        To manage interest rate risk, we may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated. We account for derivative financial instruments under the guidance of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Instruments and Certain Hedging Activities, an Amendment of Statement No. 133. These financial accounting standards require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in Other Comprehensive Income until the hedge item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

        In September 2002, we entered into a 61-month, $200.0 million interest rate cap with a strike of 3.50% that was designated as a cash flow hedge. Under the terms of the cap agreement, when LIBOR exceeds 3.50%, the counterparty would pay us $200.0 million multiplied by the difference between LIBOR and 3.50% times the number of days when LIBOR exceeds 3.50%. The unrealized gain/loss in the fair value of cash flow hedges is reported on the balance sheet with corresponding adjustments to accumulated Other Comprehensive Income. In connection with the repayment and termination of our prior credit facility, we sold our $200 million interest rate cap on March 31, 2004. Net proceeds from the sale totaled approximately $3.5 million and resulted in a loss of approximately $6.5 million, which was recorded in the first quarter of 2004.

NOTE 10—RETIREMENT ARRANGEMENTS

        Our company has a 401(k) Profit Sharing Plan covering all eligible employees. Under this plan, employees are eligible to make contributions, and we, at our discretion, may match contributions and make a profit sharing contribution.

        We have a Deferred Compensation Plan which is an unfunded plan under which we can award units that result in participation in the dividends and future growth in the value of our common stock. There are no outstanding units as of December 31, 2005.

        Amounts charged to operations with respect to these retirement arrangements totaled approximately $55,400, $52,800 and $52,200 in 2005, 2004 and 2003, respectively.

NOTE 11—STOCKHOLDERS EQUITY AND STOCK-BASED COMPENSATION

Stockholders' Equity

5.175 Million Common Stock Offering

        On November 21, 2005, we closed an underwritten public offering of 5,175,000 shares of Omega common stock at $11.80 per share, less underwriting discounts. The sale included 675,000 shares sold in connection with the exercise of an over-allotment option granted to the underwriters. We received approximately $58 million in net proceeds from the sale of the shares, after deducting underwriting discounts and before estimated offering expenses.

8.625% Series B Preferred Redemption

        On May 2, 2005, we fully redeemed our 8.625% Series B Cumulative Preferred Stock (NYSE:OHI PrB) (the "Series B Preferred Stock"). We redeemed the 2.0 million shares of Series B Preferred Stock at a price of $25.55104, comprising the $25 liquidation value and accrued dividend. Under FASB-EITF Issue D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," the repurchase of the Series B Preferred Stock resulted in a non-cash charge to our 2005 net income available to common shareholders of approximately $2.0 million reflecting the write-off of the original issuance costs of the Series B Preferred Stock. In 1998, we received gross proceeds of $50.0 million from the issuance of 2.0 million shares of 8.625% Series B Preferred Stock at $25 per share. Dividends on the Series B Preferred Stock were cumulative from the date of original issue and were payable quarterly.

4.025 Million Primary Share Common Stock Offering

        On December 15, 2004, we closed an underwritten public offering of 4,025,000 shares of our common stock at a price of $11.96 per share, less underwriting discounts. The offering included 525,000 shares sold in connection with the exercise of an over-allotment option granted to the underwriters. We received approximately $46 million in net proceeds from the sale of the shares, after deducting underwriting discounts and before estimated offering expenses.

9.25% Series A Preferred Redemption

        On April 30, 2004, we fully redeemed all of the outstanding 2.3 million shares of our Series A Cumulative Preferred Stock (the "Series A Preferred Stock") at a price of $25.57813, comprised of the $25 per share liquidation value and accrued dividend. Under FASB-EITF Issue D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," the repurchase of the Series A Preferred Stock resulted in a non-cash charge to our 2004 net income available to common stockholders of approximately $2.3 million. In 1997, we received gross proceeds of $57.5 million from the issuance of 2.3 million shares of 9.25% Series A Preferred Stock at $25 per share. Dividends on the Series A Preferred Stock were cumulative from the date of original issue and were payable quarterly.

8.375% Series D Preferred Stock Offering

        On February 10, 2004, we closed on the sale of 4,739,500 shares of our 8.375% Series D cumulative redeemable preferred stock (the "Series D Preferred Stock") at a price of $25 per share. The Series D Preferred Stock is listed on the NYSE under the symbol "OHI PrD." Dividends on the Series D Preferred Stock are cumulative from the date of original issue and are payable quarterly. At

December 31, 2004, the aggregate liquidation preference of the Series D Preferred Stock was $118.5 million. (See Note 13—Dividends).

Series C Preferred Stock Redemption, Conversion and Repurchase

        On July 14, 2000, Explorer Holdings, L.P., ("Explorer"), a private equity investor, completed an investment of $100.0 million in our company in exchange for 1,000,000 shares of our Series C convertible preferred stock (the "Series C Preferred Stock"). Shares of the Series C Preferred Stock were convertible into common stock at any time by the holder at an initial conversion price of $6.25 per share of common stock. The shares of Series C Preferred Stock were entitled to receive dividends at the greater of 10% per annum or the dividend payable on shares of common stock, with the Series C Preferred Stock participating on an "as converted" basis. Dividends on the Series C Preferred Stock were cumulative from the date of original issue and are payable quarterly.

        On February 5, 2004, we announced that Explorer, our then largest stockholder, granted us the option to repurchase up to 700,000 shares of our Series C Preferred Stock, which were convertible into our common shares held by Explorer at a negotiated purchase price of $145.92 per share of Series C Preferred Stock (or $9.12 per common share on an as converted basis). Explorer further agreed to convert any remaining Series C Preferred Stock into our common stock.

        We used approximately $102.1 million of the net proceeds from the Series D Preferred Stock offering to repurchase 700,000 shares of our Series C Preferred Stock from Explorer. In connection with the closing of the repurchase, Explorer converted its remaining 348,420 shares of Series C Preferred Stock into approximately 5.6 million shares of our common stock. Following the repurchase and conversion, Explorer held approximately 18.1 million of our common shares.

        The combined repurchase and conversion of the Series C Preferred Stock reduced our preferred dividend requirements, increased our market capitalization and facilitated future financings by simplifying our capital structure. Under FASB-EITF Issue D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," the repurchase of the Series C Preferred Stock resulted in a non-cash charge to our 2004 net income available to common stockholders of approximately $38.7 million.

18.1 Million Secondary and 2.7 Million Share Primary Offering of Our Common Stock

        On March 8, 2004, we announced the closing of an underwritten public offering of 18.1 million shares of our common stock at a price of $9.85 per share owned by Explorer (the "Secondary Offering"). As a result of the Secondary Offering, Explorer no longer owned any shares of our common stock. We did not receive any proceeds from the sale of the shares sold by Explorer.

        In connection with the Secondary Offering, we issued approximately 2.7 million additional shares of our common stock at a price of $9.85 per share, less underwriting discounts (the "Over-Allotment Offering"), to cover over-allotments in connection with the Secondary Offering. We received net proceeds of approximately $23 million from the Over-Allotment Offering.

Stock Options

        We account for stock options using the intrinsic value method as defined by APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the terms of the 2000 Stock Incentive Plan (the "2000 Plan"), we reserved 3,500,000 shares of common stock. The exercise price per share of an option under the 2000 Plan cannot be reduced after the date of grant, nor can an option be cancelled in exchange for an option with a lower exercise price per share. The 2000 Plan provides for non-employee directors to receive options that vest over three years while other grants vest over the period required in the agreement applicable to the individual recipient. Directors, officers and employees and consultants are eligible to participate in the 2000 Plan. At December 31, 2005, there were outstanding options for 227,440 shares of common stock granted to 11 eligible participants under the 2000 Plan. Additionally, 355,655 shares of restricted stock have been granted under the provisions of the 2000 Plan, and as of December 31, 2005, there were no shares of unvested restricted stock outstanding under the 2000 Plan.

        At December 31, 2005, under the 2000 Plan, there were options for 152,454 shares of common stock currently exercisable with a weighted-average exercise price of $6.57, with exercise prices ranging from $2.76 to $37.20. There were 559,960 shares available for future grants as of December 31, 2005. A breakdown of the options outstanding under the 2000 Plan as of December 31, 2005, by price range, is presented below:

Option Price Range	Number	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number Exercisable	Weighted Average Price on Options Exercisable
$2.76-$3.00	141,628	$2.88	5.63	72,064	$2.88
$3.01-$3.81	42,564	$3.25	5.90	40,894	$3.23
$6.02-$9.33	24,247	$6.71	6.33	20,495	$6.30
$20.25-$37.20	19,001	$28.03	1.48	19,001	$28.03

        On April 20, 2004, our Board of Directors approved the 2004 Stock Incentive Plan (the "2004 Plan"), which was subsequently approved by our stockholders at our annual meeting held on June 3, 2004. Under the terms of the 2004 Plan, we reserved 3,000,000 shares of common stock. The exercise price per share of an option under the 2004 Plan cannot be less than fair market value (as defined in the 2004 Plan) on the date of grant. The exercise price per share of an option under the 2004 Plan cannot be reduced after the date of grant, nor can an option be cancelled in exchange for an option with a lower exercise price per share. Directors, officers, employees and consultants are eligible to participate in the 2004 Plan. As of December 31, 2005, a total of 337,585 shares of restricted stock and 317,500 restricted stock units have been granted under the 2004 Plan, and as of December 31, 2005, there were no outstanding options to purchase shares of common stock under the 2004 Plan.

        At December 31, 2005, options outstanding (227,440) have a weighted-average exercise price of $5.457, with exercise prices ranging from $2.76 to $37.20. For the years ended December 31, 2005, 2004, and 2003, 0, 9,000 and 9,000 options were granted at a weighted average price per share of $0.00, $9.33 and $3.74, respectively. The following is a summary of option activity under the 2000 Plan:

Stock Options	Number of Shares	Exercise Price	Weighted- Average Price
Outstanding at December 31, 2002	2,394,501	$1.590-$37.205	$3.150
Granted during 2003	9,000	3.740-3.740	3.740
Exercised	(120,871)	1.590-6.125	2.448

Outstanding at December 31, 2003	2,282,630	2.320-37.205	3.202
Granted during 2004	9,000	9.330-9.330	9.330
Exercised	(1,713,442)	2.320-7.750	2.988
Cancelled	(8,005)	3.740-9.330	6.914

Outstanding at December 31, 2004	570,183	2.320-37.205	3.891
Exercised	(336,910)	2.320-9.330	2.843
Cancelled	(5,833)	3.410-3.410	3.410

Outstanding at December 31, 2005	227,440	$2.760-$37.205	$5.457

Restricted Stock

        On September 10, 2004, we entered into restricted stock agreements with four executive officers under the 2004 Plan. A total of 317,500 shares of restricted stock were granted, which equated to approximately $3.3 million of deferred compensation. The shares vest thirty-three and one-third percent (33 1/3%) on each of January 1, 2005, January 1, 2006 and January 1, 2007 so long as the executive officer remains employed on the vesting date, with vesting accelerating upon a qualifying termination of employment or upon the occurrence of a change of control (as defined in the Restricted Stock Agreements). As a result of the grant, we recorded a $1.1 million non-cash compensation expense for each of the years ended December 31, 2005 and 2004. For the year ended December 31, 2005, we issued 2,705 shares of restricted common stock to each non-employee director and an additional 2,000 shares of restricted common stock to the Chairman of the Board under the 2004 Plan for a total of 15,525 shares. These shares represent a payment of the portion of the directors' annual retainer that is payable in shares of our common stock.

Performance Restricted Stock Units

        On September 10, 2004, we entered into performance restricted stock unit agreements with our four executive officers under the 2004 Plan. A total of 317,500 restricted stock units were issued under the 2004 Plan and will fully vest into shares of common stock when our company attains $0.30 per share of adjusted funds from operations (as defined in the Restricted Stock Unit Agreements) for two (2) consecutive quarters, with vesting accelerating upon a qualifying termination of employment or upon the occurrence of a change of control (as defined in the Restricted Stock Unit Agreements). The issuance of restricted stock units had no impact on our calculation of diluted earnings per common share at this time; however, under our current method of accounting for stock-based compensation, the expense related to the restricted stock units will be recognized when it becomes probable that the vesting requirements will be met.

NOTE 12—RELATED PARTY TRANSACTIONS

Explorer Holdings, L.P.

        On February 5, 2004, we entered into a Repurchase and Conversion Agreement with our then largest stockholder, Explorer, pursuant to which Explorer granted us an option to repurchase up to 700,000 shares of our Series C Preferred Stock at a price of $145.92 per share (or $9.12 per share of common stock on an as-converted basis), on the condition that we purchase a minimum of $100 million on or prior to February 27, 2004. Explorer also agreed to convert all of its remaining shares of Series C Preferred Stock into shares of our common stock upon exercise of the repurchase option.

        On February 10, 2004, we sold in a registered direct placement 4,739,500 shares of our Series D Preferred Stock at a price of $25 per share to a number of institutional investors and other purchasers for net proceeds, after fees and expenses, of approximately $114.9 million. Following the closing of the Series D Preferred Stock offering, we used approximately $102.1 million of the net proceeds to repurchase 700,000 shares of our Series C Preferred Stock from Explorer pursuant to the repurchase option. In connection with this transaction, Explorer converted its remaining 348,420 shares of Series C Preferred Stock into 5,574,720 shares of our common stock. The balance of the net proceeds from the offering was used to redeem approximately 600,000 shares of our Series A Preferred Stock.

        As a result of the Series D Preferred Stock offering, the application of the proceeds received from the offering to fund the exercise of our repurchase option, and the conversion of the remaining Series C Preferred Stock into shares of our common stock:

  •
  No shares of Series C Preferred Stock were outstanding on July 9, 2004;

  •
  4,739,500 shares of our Series D Preferred Stock, with an aggregate liquidation preference of $118,487,500, have been issued; and

  •
  Explorer held 18,118,246 shares of our common stock, representing approximately 41.5% of our outstanding common stock.

        On February 12, 2004, we registered Explorer's 18,118,246 shares of common stock with the SEC. Explorer sold all of these registered shares pursuant to the registration statement.

        In connection with our repurchase of a portion of Explorer's Series C Preferred Stock, our results of operations for the first quarter of 2004 included a non-recurring reduction in net income attributable to common stockholders of approximately $38.7 million. This amount reflects the sum of: (i) the difference between the deemed redemption price of $145.92 per share of our Series C Preferred Stock and the carrying amount of $100 per share of our Series C Preferred Stock multiplied by the number of shares of the Series C Preferred Stock repurchased upon exercise of our option to repurchase shares of Series C Preferred Stock; and (ii) the cost associated with the original issuance of our Series C Preferred Stock that was previously classified as additional paid-in capital, pro-rated for the repurchase.

Omega Worldwide

        In December 2003, we sold our investment in the Principal Healthcare Finance Trust, an Australian Unit Trust, which owns 47 nursing home facilities and 446 assisted living units in Australia and New Zealand, realizing proceeds of approximately $1.6 million, net of closing costs, resulting in a gain of approximately $0.1 million.

NOTE 13—DIVIDENDS

        In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, our Credit Facility has certain financial covenants that limit the distribution of dividends paid during a fiscal quarter to no more than 95% of our immediately prior fiscal quarter's FFO as defined in the loan agreement governing the Credit Facility (the "Loan Agreement"), unless a greater distribution is required to maintain REIT status. The Loan Agreement defines FFO as net income (or loss) plus depreciation and amortization and shall be adjusted for charges related to: (i) restructuring our debt; (ii) redemption of preferred stock; (iii) litigation charges up to $5.0 million; (iv) non-cash charges for accounts and notes receivable up to $5.0 million; (v) non-cash compensation related expenses; and (vi) non-cash impairment charges.

Common Dividends

        On January 17, 2006, the Board of Directors declared a common stock dividend of $0.23 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid February 15, 2006 to common stockholders of record on January 31, 2006.

        On October 18, 2005, the Board of Directors declared a common stock dividend of $0.22 per share that was paid November 15, 2005 to common stockholders of record on October 31, 2005.

        On July 19, 2005, the Board of Directors declared a common stock dividend of $0.22 per share, an increase of $0.01 per common share compared to the prior quarter. This common stock dividend was paid August 15, 2005 to common stockholders of record on July 29, 2005.

        On April 19, 2005, the Board of Directors declared a common stock dividend of $0.21 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid May 16, 2005 to common stockholders of record on May 2, 2005.

        On January 18, 2005, the Board of Directors declared a common stock dividend of $0.20 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid February 15, 2005 to common stockholders of record on January 31, 2005.

Series D Preferred Dividends

        On January 17, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on its 8.375% Series D cumulative redeemable preferred stock (the "Series D Preferred Stock"), that were paid February 15, 2006 to preferred stockholders of record on

January 31, 2006. The liquidation preference for our Series D Preferred Stock is $25.00 per share. Regular quarterly preferred dividends for the Series D Preferred Stock represent dividends for the period November 1, 2005 through January 31, 2006.

        On October 18, 2005, the Board of Directors declared the regular quarterly dividends of approximately $0.52344 per preferred share for its Series D Preferred Stock, that were paid on November 15, 2005 to preferred stockholders of record on October 31, 2005.

        On July 19, 2005, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share for its Series D Preferred Stock, that were paid August 15, 2005 to preferred stockholders of record on July 29, 2005.

        On March 15, 2005, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share for its Series D Preferred Stock, that were paid May 16, 2005 to preferred stockholders of record on May 2, 2005.

        On January 18, 2005, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share for its Series D Preferred Stock, that were paid February 15, 2005 to preferred stockholders of record on January 31, 2005.

Series B Preferred Dividends

        In March 2005, our Board of Directors authorized the redemption of all outstanding 2.0 million shares of our Series B Preferred Stock. The Series B Preferred Stock was redeemed on May 2, 2005 for $25 per share, plus $0.55104 per share in accrued and unpaid dividends through the redemption date, for an aggregate redemption price of $25.55104 per share.

Per Share Distributions

        Per share distributions by our company were characterized in the following manner for income tax purposes:

	2005	2004	2003
Common
Ordinary income	$0.550	$—	$—
Return of capital	0.300	0.720	0.150
Long-term capital gain	—	—	—

Total dividends paid	$0.850	$0.720	$0.150

Series A Preferred
Ordinary income	$—	$0.901	$1.064
Return of capital	—	0.255	5.873
Long-term capital gain	—	—	—

Total dividends paid	$—	$1.156	$6.937

Series B Preferred
Ordinary income	$1.090	$1.681	$0.992
Return of capital	—	0.475	5.477
Long-term capital gain	—	—	—

Total dividends paid	$1.090	$2.156	$6.469

Series C Preferred
Ordinary income	$—	$2.120	$4.572
Return of capital	—	0.600	25.235
Long-term capital gain	—	—	—

Total dividends paid	$—	$2.720	$29.807

Series D Preferred
Ordinary income	$2.094	$1.184	$—
Return of capital	—	0.334	—
Long-term capital gain	—	—	—

Total dividends paid	$2.094	$1.518	$—

NOTE 14—LITIGATION

        We are subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, management believes that the outcome of each lawsuit, claim or legal proceeding that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

        We and several of our wholly-owned subsidiaries have been named as defendants in professional liability claims related to our former owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages against the defendants. The majority of these lawsuits representing the most significant amount of exposure were settled in 2004. There currently is one lawsuit pending that is in the discovery stage, and we are unable to predict the likely outcome of this lawsuit at this time.

        In 1999, we filed suit against a former tenant seeking damages based on claims of breach of contract. The defendants denied the allegations made in the lawsuit. In settlement of our claim against the defendants, we agreed in the fourth quarter of 2005 to accept a lump sum cash payment of $2.4 million. The cash proceeds were offset by related expenses incurred of $0.8 million, resulting in a net gain of $1.6 million paid December 22, 2005.

        During 2005, we accrued $1.1 million to settle a dispute relating to capital improvement requirements associated with a lease that expired June 30, 2005.

NOTE 15—SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

        The following summarizes quarterly results of operations for the years ended December 31, 2005 and 2004.

	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
2005
Revenues	$27,198	$25,318	$25,994	$27,302
Income from continuing operations	12,141	5,499	3,866	8,645
Income (loss) from discontinued operations	(2,836)	(3,242)	1,253	11,362
Net income	9,305	2,257	5,119	20,007
Net income (loss) available to common	5,746	(2,620)	2,638	17,526
Income from continuing operations per share:
Basic income from continuing operations	$0.17	$0.01	$0.03	$0.11
Diluted income from continuing operations	$0.17	$0.01	$0.03	$0.11
Net income (loss) available to common per share:
Basic net income (loss)	$0.11	$(0.05)	$0.05	$0.33
Diluted net income (loss)	$0.11	$(0.05)	$0.05	$0.32
Cash dividends paid on common stock	$0.20	$0.21	$0.22	$0.22
2004
Revenues	$19,833	$20,967	$21,218	$22,736
Income (loss) from continuing operations	(10,787)	5,281	7,838	7,737
Income from discontinued operations	489	656	804	4,720
Net (loss) income	(10,298)	5,937	8,642	12,457
Net (loss) income available to common	(53,728)	(376)	5,083	8,898
(Loss) income from continuing operations per share:
Basic (loss) income from continuing operations	$(1.31)	$(0.02)	$0.09	$0.09
Diluted (loss) income from continuing operations	$(1.31)	$(0.02)	$0.09	$0.09
Net (loss) income available to common per share:
Basic net (loss) income	$(1.30)	$(0.01)	$0.11	$0.19
Diluted net (loss) income	$(1.30)	$(0.01)	$0.11	$0.19
Cash dividends paid on common stock	$0.17	$0.18	$0.18	$0.19

        Note:

  2005—During the three-month period ended March 31, 2005, we recognized a $0.3 million expense associated with restricted stock awards issued during this period, and a $3.7 million provision for impairment charge was recorded to reduce the carrying value on two facilities to their estimated fair value. During the three-month period ended June 30, 2005, we redeemed all of the outstanding 2.0 million shares of our Series B Preferred Stock. As a result, the repurchase of the Series B Preferred Stock resulted in a non-cash charge to net income available to common stockholders of approximately $2.0 million. In addition, we recognized a $0.3 million expense associated with restricted stock awards issued during this period, an $0.8 million lease expiration accrual relating to disputed capital improvement requirements associated with a lease that expired June 30, 2005 and a $3.4 million provision for impairment to write-down our 760,000 share investment in Sun Healthcare Group, Inc. common stock to its current fair market value. During the three-month period ended September 30, 2005, we recognized a $0.3 million expense associated with restricted stock awards issued during this period. In addition, we recorded a $5.5 million provision for impairment charge to reduce the carrying value of three facilities to their estimated fair value. During the three-month period ended December 31, 2005, we recognized a $0.5 million non-cash provision for impairment and $0.3 million of restricted stock amortization. In addition, we recorded a $1.6 million of net cash proceeds associated with a settlement of a lawsuit of the Company filed against a former tenant.

  2004—During the three-month period ended March 31, 2004, we completed a repurchase and conversion of the Series C Preferred Stock which resulted in a non-cash charge to net income available to common stockholders of approximately $38.7 million. In addition, we recognized $19.1 million of refinancing-related charges. We sold our $200 million interest rate cap in the first quarter, realizing net proceeds of approximately $3.5 million, resulting in an accounting loss of $6.5 million. During the three-month period ended June 30, 2004, we redeemed all of the outstanding 2.3 million shares of our Series A Preferred Stock. As a result, the repurchase of the Series A Preferred Stock resulted in a non-cash charge to net income available to common stockholders of approximately $2.3 million. In addition, we recognized a $3.0 million charge associated with professional liability claims made against our former owned and operated facilities. During the three-month period ended September 30, 2004, we recognized a $0.3 million expense associated with restricted stock awards issued during this period. During the three-month period ended December 31, 2004, we recognized a $1.1 million expense associated with restricted stock awards, and we sold our remaining three closed facilities, realizing proceeds of approximately $5.5 million, net of closing costs and other expenses, resulting in a gain of approximately $3.8 million.

NOTE 16—EARNINGS PER SHARE

        The following tables set forth the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2005	2004	2003
	(in thousands, except per share amounts)
Numerator:
Income from continuing operations	$30,151	$10,069	$27,396
Preferred stock dividends	(11,385)	(15,807)	(20,115)
Preferred stock conversion/redemption charges	(2,013)	(41,054)	—

Numerator for income (loss) available to common from continuing operations—basic and diluted	16,753	(46,792)	7,281
Gain (loss) from discontinued operations	6,537	6,669	(4,366)

Numerator for net income (loss) available to common per share—basic and diluted	$23,290	$(40,123)	$2,915

Denominator:
Denominator for net income per share—basic	$51,738	$45,472	$37,189
Effect of dilutive securities:
Restricted stock	86	—	—
Stock option incremental shares	235	—	965

Denominator for net income per share—diluted	$52,059	$45,472	$38,154

Earnings per share—basic:
Income (loss) available to common from continuing operations	$0.32	$(1.03)	$0.20
Income (loss) from discontinued operations	0.13	0.15	(0.12)

Net income (loss) per share—basic	$0.45	$(0.88)	$0.08

Earnings per share—diluted:
Income (loss) available to common from continuing operations	$0.32	$(1.03)	$0.19
Income (loss) from discontinued operations	0.13	0.15	(0.11)

Net income (loss) per share—diluted	$0.45	$(0.88)	$0.08

        The effects of converting the Series C preferred stock in 2003 have been excluded as all such effects were anti-dilutive. For the year ended December 31, 2004, there were 683,399 stock options and restricted stock shares excluded as all such effects were anti-dilutive.

NOTE 17—DISCONTINUED OPERATIONS

        SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires the presentation of the net operating results of facilities sold during 2005 or currently classified as held-for-sale as income from discontinued operations for all periods presented. We incurred a net gain of $6.5 million from discontinued operations in 2005. We incurred a net gain of $6.7 million and a net loss of $4.4 million for 2004 and 2003, respectively, in the accompanying consolidated statements of operations.

        The following table summarizes the results of operations of the facilities sold or held-for-sale for the years ended December 31, 2005, 2004 and 2003, respectively.

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Revenues
Rental income	$3,809	$5,643	$8,411
Mortgage interest income	—	—	92
Other income	24	53	60
Nursing home revenues of owned and operated assets	—	—	206

Subtotal revenues	3,833	5,696	8,769

Expenses
Nursing home expenses of owned and operated assets	—	—	574
Depreciation and amortization	1,102	2,337	2,926
Provisions for impairment	4,163	—	8,821

Subtotal expenses	5,265	2,337	12,321

(Loss) income before gain (loss) on sale of assets	(1,432)	3,359	(3,552)
Gain (loss) on assets sold—net	7,969	3,310	(814)

Gain (loss) from discontinued operations	$6,537	$6,669	$(4,366)

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION
OMEGA HEALTHCARE INVESTORS, INC.
December 31, 2005

						(3) Gross Amount at Which Carried at Close of Period
		Initial Cost to Company	Cost Capitalized Subsequent to Acquisition
										Life on Which Depreciation in Latest Income Statements is Computed
						Buildings and Land Improvements Total
Description(1)		Buildings and Land Improvements					(4) Accumulated Depreciation	Date of Renovation	Date Acquired
	Encumbrances		Improvements	Impairment	Other
CommuniCare Health Services:
Ohio (LTC, AL)		$164,963,734	$290,071	$—	$—	$165,253,805	$4,994,962		1998-2005	33 years to 39 years
Pennsylvania (LTC)		20,274,100	—	—	—	20,274,100	298,401		2005	39 years

Total CommuniCare		185,237,834	290,071	—	—	185,527,905	5,293,363

Sun Healthcare Group, Inc.:
Alabama (LTC)	(2)	23,584,956	—	—	—	23,584,956	5,948,906		1997	33 years
California (LTC, RH)	(2)	39,013,222	66,575	—	—	39,079,797	9,149,827	1964	1997	33 years
Idaho (LTC)	(2)	11,100,000	—	—	—	11,100,000	2,208,339		1997-1999	33 years
Massachusetts (LTC)	(2)	8,300,000	—	—	—	8,300,000	2,113,241		1997	33 years
North Carolina (LTC)	(2)	22,652,488	56,951	—	—	22,709,439	7,689,497	1982-1991	1994-1997	30 years to 33 years
Ohio (LTC)	(2)	11,653,451	20,247	—	—	11,673,698	2,786,254	1995	1997	33 years
Tennessee (LTC)	(2)	7,905,139	37,234	—	—	7,942,373	2,815,870		1994	30 years
Washington (LTC)	(2)	10,000,000	1,516,813	—	—	11,516,813	4,915,296	2005	1995	20 years
West Virginia (LTC)	(2)	24,751,206	42,238	—	—	24,793,444	5,767,475		1997-1998	33 years

Total Sun		158,960,462	1,740,058	—	—	160,700,520	43,394,705

Advocat, Inc.:
Alabama (LTC)		11,588,534	768,647	—	—	12,357,181	4,895,445	1975-1985	1992	31.5 years
Arkansas (LTC)		37,887,832	2,156,085	(36,350)	—	40,007,567	15,964,688	1984-1985	1992	31.5 years
Florida (LTC)		1,050,000	1,920,000	(970,000)	—	2,000,000	256,471		1992	31.5 years
Kentucky (LTC)		15,151,027	1,562,375	—	—	16,713,402	5,324,750	1972-1994	1994-1995	33 years
Ohio (LTC)		5,604,186	250,000	—	—	5,854,186	1,881,823	1984	1994	33 years
Tennessee (LTC)		9,542,121	—	—	—	9,542,121	3,916,195	1986-1987	1992	31.5 years
West Virginia (LTC)		5,437,221	348,642	—	—	5,785,863	1,840,626		1994-1995	33 years

Total Advocat		86,260,921	7,005,749	(1,006,350)	—	92,260,320	34,079,998

Guardian LTC Management, Inc.
Ohio (LTC)		6,070,078	—	—	—	6,070,078	158,833		2004	39 years
Pennsylvania (LTC, AL)		66,363,642	—	—	—	66,363,642	1,771,047		2004	39 years
West Virginia (LTC)		7,695,581	—	—	—	7,695,581	188,998		2004	39 years

Total Guardian		80,129,301	—	—	—	80,129,301	2,118,878

Essex Healthcare:
Ohio (LTC)		79,353,622	—	—	—	79,353,622	1,996,073		2005	39 years

Total Essex		79,353,622	—	—	—	79,353,622	1,996,073

Haven Healthcare:
Connecticut (LTC)		38,762,737	1,648,475	(4,958,643)	—	35,452,569	4,743,890		1999-2004	33 years to 39 years
New Hampshire (LTC)		5,800,000	—	—	—	5,800,000	1,330,161		1998	39 years
Vermont (LTC)		14,145,776	81,501	—	—	14,227,277	607,436		2004	39 years

Total Haven		58,708,513	1,729,976	(4,958,643)	—	55,479,846	6,681,487

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
OMEGA HEALTHCARE INVESTORS, INC.
December 31, 2005

						(3) Gross Amount at Which Carried at Close of Period
		Initial Cost to Company	Cost Capitalized Subsequent to Acquisition
										Life on Which Depreciation in Latest Income Statements is Computed
						Buildings and Land Improvements Total
Description(1)		Buildings and Land Improvements					(4) Accumulated Depreciation	Date of Renovation	Date Acquired
	Encumbrances		Improvements	Impairment	Other
Other:
Arizona (LTC)		$24,029,032	$1,693,616	$(6,603,745)	$—	$19,118,903	$3,888,025	2005	1998	33 years
California (LTC)	(2)	21,874,841	1,010,527	—	—	22,885,368	5,188,004		1997	33 years
Colorado (LTC)		14,170,968	196,017	—	—	14,366,985	2,887,773		1998	33 years
Florida (LTC, AL)		84,067,881	2,164,328	—	—	86,232,209	15,811,064		1993-1998	27 years to 37.5 years
Georgia (LTC)		10,000,000	—	—	—	10,000,000	681,440		1998	37.5 years
Illinois (LTC)		13,961,501	444,484	—	—	14,405,985	3,443,162		1996-1999	30 years to 33 years
Indiana (LTC, AL)		21,337,237	1,277,118	(4,915,029)	(1,123,308)	16,576,018	4,499,990	1980-1994	1992-1999	30 years to 33 years
Iowa (LTC)		14,451,576	612,808	(29,156)	—	15,035,228	3,626,059		1996-1998	30 years to 33 years
Kentucky (LTC)		10,250,000	473,940	—	—	10,723,940	1,851,815		1999	33 years
Louisiana (LTC)	(2)	4,602,574	—	—	—	4,602,574	1,160,921		1997	33 years
Massachusetts (LTC)		30,718,142	932,328	(8,257,521)	—	23,392,949	4,472,746		1999	33 years
Missouri (LTC)		12,301,560	—	(149,386)	—	12,152,174	2,439,087		1999	33 years
Ohio (LTC, AL)		6,168,999	186,187	(2,382,341)	(638,406)	3,334,439	576,323		1999	33 years
Pennsylvania (LTC)		14,400,000	—	—	—	14,400,000	3,302,468		2005	39 years
Texas (LTC)	(2)	68,433,904	1,361,842	—	(20,543)	69,775,203	8,791,793		1997-2005	33 years to 39 years
Washington (AL)		5,673,693	—	—	—	5,673,693	1,069,595		1999	33 years

Total Other		356,441,908	10,353,195	(22,337,178)	(1,782,257)	342,675,668	63,690,265

Total		$1,005,092,561	$21,119,049	$(28,302,171)	$(1,782,257)	$996,127,182	$157,254,769

(1)
The real estate included in this schedule is being used in either the operation of long-term care facilities (LTC), assisted living facilities (AL) or rehabilitation hospitals (RH) located in the states indicated.

(2)
Certain of the real estate indicated are security for the BAS Healthcare Financial Services line of credit and term loan borrowings totaling $58,000,000 at December 31, 2005.

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
OMEGA HEALTHCARE INVESTORS, INC.
December 31, 2005

	Year Ended December 31,
(3)	2003	2004	2005
Balance at beginning of period	$669,187,842	$692,453,873	$808,574,782
Additions during period:
Acquisitions	—	114,286,825	252,609,901
Conversion from mortgage	49,971,206	—	13,713,311
Impairment(a)	(8,894,000)	—	(9,616,506)
Impairment on Discontinued Ops	—	—	—
Improvements	1,585,097	6,431,306	3,821,320
Disposals/other	(19,396,272)	(4,597,222)	(72,975,626)

Balance at close of period	$692,453,873	$808,574,782	$996,127,182

(a)
The variance in impairment in the table for 2005, shown above, relates to assets previously classified as impairment on assets sold in 2003 and 2004.

(4)	2003	2004	2005
Balance at beginning of period	$117,986,084	$134,477,229	$153,379,294
Additions during period:
Provisions for depreciation	20,208,110	21,093,611	23,579,627
Provisions for depreciation, Discontinued Ops.	441,012	38,215	1,310,160
Dispositions/other	(4,157,977)	(2,229,761)	(21,014,312)

Balance at close of period	$134,477,229	$153,379,294	$157,254,769

The reported amount of our real estate at December 31, 2005 is less than the tax basis of the real estate by approximately $26.0 million.

SCHEDULE IV MORTGAGE LOANS ON REAL ESTATE
OMEGA HEALTHCARE INVESTORS, INC.
December 31, 2005

Description(1)	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages(2)(3)
Rhode Island, Massachusetts
New Hampshire (6 LTC, 1 ALF facilities)	10.00%	October 31, 2012	Interest payable monthly	None	$61,750,000	$61,750,000
Florida (4 LTC facilities)	11.50%	February 28, 2010	Interest plus $3,900 of principal payable monthly	None	12,891,454	12,634,490
Florida (2 LTC facilities)	11.50%	June 4, 2006	Interest plus $5,200 of principal payable monthly	None	11,090,000	10,731,679
Indiana (15 LTC facilities)	10.00%	October 31, 2006	Interest payable monthly	None	10,500,000	9,990,842
Ohio (1 LTC facilities)	11.00%	October 31, 2014	Interest plus $3,500 of principal payable monthly	None	6,500,000	6,495,876
Other mortgage notes:
Utah, Texas (3 LTC facilities)	9.00% to 11.00%	2007 to 2011	Interest plus $55,500 of principal payable monthly	None	5,173,469	2,919,454

					$107,904,923	$104,522,341

(1)
Mortgage loans included in this schedule represent first mortgages on facilities used in the delivery of long-term healthcare of which such facilities are located in the states indicated.

(2)
The aggregate cost for federal income tax purposes is equal to the carrying amount.

	Year Ended December 31,
(3)	2003	2004	2005
Balance at beginning of period	$173,914,080	$119,783,915	$118,057,610
Additions during period—Placements	—	6,500,000	61,750,000
Deductions during period—collection of principal	(4,158,959)	(8,226,305)	(61,571,958)
Allowance for loss on mortgage loans	—	—	—
Conversion to purchase leaseback/other changes	(49,971,206)	—	(13,713,311)

Balance at close of period	$119,783,915	$118,057,610	$104,522,341

OMEGA HEALTHCARE INVESTORS, INC.'s
DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

PROSPECTUS

         3,696,422 SHARES COMMON STOCK
Par Value $.10 Per Share

March 14, 2006

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TABLE OF CONTENTS
SUMMARY
FORWARD-LOOKING INFORMATION
THE COMPANY
Revenues by Asset Category (in thousands)
Real Estate Assets by Asset Category (in thousands)
RISK FACTORS
DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN
RESTRICTIONS ON OWNERSHIP OF SHARES
MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND DIVIDENDS
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Revenues by Asset Category (in thousands)
Real Estate Assets by Asset Category (in thousands)
DIRECTORS AND EXECUTIVE OFFICERS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
AVAILABLE INFORMATION
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OMEGA HEALTHCARE INVESTORS, INC. CONSOLIDATED BALANCE SHEETS (in thousands)
OMEGA HEALTHCARE INVESTORS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
OMEGA HEALTHCARE INVESTORS, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (in thousands, except per share amounts)
OMEGA HEALTHCARE INVESTORS, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (in thousands, except per share amounts)
OMEGA HEALTHCARE INVESTORS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
OMEGA HEALTHCARE INVESTORS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION OMEGA HEALTHCARE INVESTORS, INC. December 31, 2005
SCHEDULE IV MORTGAGE LOANS ON REAL ESTATE OMEGA HEALTHCARE INVESTORS, INC. December 31, 2005
OMEGA HEALTHCARE INVESTORS, INC.'s DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN
PROSPECTUS